1-15240

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer


03028273

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E.

August 1, 2003



JAMES HARDIE INDUSTRIES N.V.
(Exact name of Registrant as specified in its charter)

4th Level, Atrium, unit 04-07
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Safe Harbor Statement

The exhibit attached to this Form 6-K contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

EXHIBIT INDEX

Exhibit No.	Description
99.1	2003 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.



Date: August 1, 2003

By: ____________________

Peter Shafron
Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	2003 Annual Report


high growth

JAMES HARDIE

ANNUAL REPORT 2003





operating profit

net sales

from unique

About James Hardie

James Hardie is a leading international building materials company that produces a wide range of fibre cement products used in the exterior and interior of buildings, from exterior cladding and internal lining, to fencing, bracing and decorative finishes.

Our operations span the United States, Australia, New Zealand, the Philippines and Chile. We are also establishing a presence in Europe. We employ over 2,900 people who generate revenue of more than US$800 million a year.

In every country in which we operate, our goal is to capitalise on our extensive research and development programs, unique manufacturing technology and differentiated products to create wealth for shareholders, customers and employees.

All results are from continuing

Contents





EBIT*

Earnings per share

technology

In last year's report, we described our goals to create business opportunities for our customers, career opportunities for our people and wealth for our shareholders. Our progress towards these objectives is detailed in this report. It includes the successful launch of new, differentiated products in each of our geographic markets, the move to a global operating structure that opens up new opportunities for our most talented people, and an improved return on shareholders' funds as well as above-average income and capital growth for shareholders.

This year, we will continue to develop and exploit our unique technology to create advanced building materials that will allow us to achieve high growth in our existing markets, and in new geographic areas. At the same time, we will work hard to:

- ensure the safety of our workers,
- train and develop our next generation of managers, and
- manage the company with honesty and integrity.

* Before restructuring and other operating income (expenses)

Financial and Operating Highlights

(Millions of US dollars)		2003		2002	% Change
Net Sales					
USA Fibre Cement	**$**	**599.7**	$	444.8	35
Asia Pacific Fibre Cement		**194.4**		156.9	24
Other Fibre Cement		**9.6**		5.2	85
Total Net Sales	**$**	**803.7**	$	606.9	32
Net sales	**$**	**803.7**	$	606.9	32
Cost of goods sold		**(501.9)**		(401.6)	25
Gross profit		**301.8**		205.3	47
SG&A expenses		**(153.1)**		(114.8)	33
Research and development expenses		**(18.1)**		(14.1)	28
EBIT before restructuring and other operating income (expenses) [1]		**130.6**		76.4	71
Restructuring and other operating income (expenses)		**1.0**		(28.1)	(104)
EBIT[2]		**131.6**		48.3	172
Net interest expense		**(19.9)**		(16.0)	24
Other operating income (expenses), net		**0.7**		(0.4)	(275)
Operating profit before tax		**112.4**		31.9	252
Income tax expense		**(27.0)**		(3.6)	–
Operating Profit [2]	**$**	**85.4**	$	28.3	202
Net Operating Profit including discontinued operations	**$**	**170.5**	$	30.8	454

[1,2] Detailed definition appears in Management's Discussion and Analysis on Page 38

ALL KEY FINANCIAL AND PERFORMANCE RATIOS SHOWED MARKED IMPROVEMENT

EBIT (Millions of US dollars)


99 18.0
00 60.5
01 41.3
02 48.3
03 131.6

EBIT[3] (Millions of US dollars)


99 44.6
00 64.6
01 56.8
02 76.4
03 130.6

[3] Before restructuring and other operating income (expenses)

EBIT Margin (%)


99 4.2
00 11.7
01 7.6
02 8.0
03 16.4

EBIT Margin[4] (%)


99 10.4
00 12.5
01 10.5
02 12.6
03 16.2

[4] Before restructuring and other operating income (expenses)

- Total net sales increased 32% to US$803.7 million.
- Gross profit increased 47% to US$301.8 million due to strong improvements in USA Fibre Cement and Asia Pacific Fibre Cement.
- The gross profit margin increased 3.8 percentage points to 37.6%.
- EBIT* increased 71% from US$76.4 million to US$130.6 million.
- The EBIT*/Sales margin increased 3.7 percentage points to 16.2%.
- Operating Profit from continuing operations increased by US$57.1 million to US$85.4 million for the year ended 31 March 2003.
- Net Operating Profit including from discontinued operations increased by US$139.7 million to US$170.5 million for the year ended 31 March 2003.
- We completed the divestment of all gypsum assets. These assets had a total book value of US$253.2 million and the sale resulted in an after-tax gain of US$85.3 million.
- All other key financial and performance ratios showed marked improvements.
- The Board has declared a dividend of US 2.5 cents per share, payable in July 2003. When added to the interim dividend, total dividends for the year were US 5.0 cents per share.
- The Board also recommended a capital return of US 15.0 cents (based on Euro 13.05 cents) per share, payable in November 2003. This is in addition to a capital return of US 20.0 cents per share that was paid in November 2002.

* Before restucturing and other operating income (expenses)

Net Sales (Millions of US dollars)

Year	Net Sales
99	429.2
00	515.8
01	540.9
02	606.9
03	803.7

Operating Profit (Millions of US dollars)

Year	Operating Profit
99	4.8
00	24.9
01	30.0
02	28.3
03	85.4

Adjusted EBITDA[5] (Millions of US dollars)

Year	Adjusted EBITDA
99	61.2
00	85.9
01	77.6
02	100.1
03	158.2

[5] Before restructuring and other operating income (expenses) See page 38 for a reconciliation of Adjusted EBITDA to income from continuing operations.

Adjusted EBITDA[6] (Millions of US dollars)

Year	Adjusted EBITDA
99	34.6
00	81.8
01	69.6
02	72.0
03	159.2

[6] See page 38 for a reconciliation of Adjusted EBITDA to income for continuing operations.

USA

- Total net sales increased 35% to US$599.7 million.
- Volumes increased 29% and average price increased 5%.
- EBIT* increased 58% to US$155.1 million.
- EBIT*/Sales margin increased 3.7 percentage points to 25.9%.
- Market share increased in all product categories and in the north and south of the United States.
- There was strong growth in demand for higher priced, differentiated products.
- Sales of trim, backer and pre-painted siding products all increased by more than 50%.
- Production capacity was expanded 11% with new production lines in Texas and Illinois and an upgrade to the plant in Pennsylvania. Work commenced on a new painting line at the plant in Illinois.

Asia Pacific

- Sales increased 24% to US$194.4 million.
- Volumes increased 15% and average price declined 2%.
- EBIT increased 34% to US$30.1 million.
- EBIT/Sales margin increased 1.2 percentage points to 15.5%.
- In Australia, we launched two new internal lining products, HardiRock™ Lining and Ezi-Grid™ Tilebacker, securing additional market share.

TODAY THE COMPANY IS FINANCIALLY STRONG AND WELL-POSITIONED FOR FURTHER

Diluted Earnings Per Share (US cents)

Year	Value
99	1.2
00	6.1
01	7.3
02	6.4
03	18.6

Dividends Paid Per Share (US cents)

Year	Value
99	9.3
00	10.3
01	10.4
02	4.6
03	7.5

Capital Expenditure (Millions of US dollars)

Year	Value
99	63.3
00	45.4
01	115.6
02	50.8
03	90.2

Capital Returns Paid Per Share (US cents)

Year	Value
99	Nil
00	Nil
01	Nil
02	5.0
03	20.0

- Sales of Linea® Weatherboards grew strongly in New Zealand, at double the rate originally projected.
- The first plank product, the HardiPlank™ Select Cedarmill Weatherboard, was launched in the Philippines.
- The Philippines business achieved its maiden full-year operating profit.

Other Businesses

- In Chile, sales more than doubled and we achieved a 23% share of the flat sheet market.
- The Hardie® Pipe business in the USA more than doubled sales and achieved significant improvements in production efficiency and throughput.
- We completed construction of a new US$12.5 million pilot roofing plant in California to trial our new, proprietary roofing production technology and a new highly durable roofing product.
- We commenced sales of trim, backer and siding products in the UK and France in the first steps of a planned expansion into Europe.

* Before restructuring and other operating income (expenses)


PROCESSING

GROWTH

Return on Shareholders Funds (%)


99
22.2
00
58.1
01
14.7
02
8.9
03
42.3

Gearing (%)


99
67.8
00
48.8
01
56.1
02
44.7
03
21.4

Return on Capital Employed (%)


99
4.2
00
14.1
01
8.6
02
8.6
03
21.2

Net Interest Cover (times)


99
1.2
00
3.0
01
3.1
02
3.0
03
6.6

Just over a year ago, the company completed its transformation into a focussed fibre cement business. The benefits of this have been significant on almost all fronts and have been realised in the first full year since our restructuring. Operating performance improved substantially, validating the decision to concentrate solely on fibre cement.

We have three long-term performance targets: 15% growth in sales revenue a year, EBIT margins of 15% or better and Returns on Capital Employed of 15% or more. All were exceeded. Sales increased 32%, EBIT rose 71%, with margins at 16%, and the return on capital was 21%. Operating profit from continuing operations more than doubled to US$85.4 million.

The sale of our gypsum assets yielded an after-tax profit of US$85.3 million. As a result, the Board has recommended a return of capital to shareholders of US 15 cents per share (based on Euro 13.05 cents per share). If approved at the AGM in August, dividends and capital returns for shareholders since December 2001 will total US 50 cents a share. The sale of the gypsum assets also allowed the company to retire debt of $US60 million. This will reduce interest costs in the years ahead. Investors have responded positively to all of these changes, with the company's share price outperforming all major indices in the past year.

Today, the company is strong financially and is well-positioned for further growth. The balance sheet is conservatively geared, we expect to be able to fund our growth from operating cash flow and there are good prospects of attractive cash returns to shareholders.

In recent months, regulators in several countries have moved to strengthen corporate governance frameworks. While we generally support these initiatives, we believe there is a risk that some of the new guidelines being introduced in Australia and the United States could lead to some unintended consequences that might not be in the best interests of shareholders.

We believe that the primary focus of good corporate governance should be clearly fixed upon the achievement of outstanding performance in an ethical manner where high quality outcomes are

STRONG PERFORMANCE



increase in earnings per share (continuing operations)

achieved and where integrity is clearly evident. The Board's role is to create the conditions that allow this to occur.

An article by Jeffrey A Sonnenfield in the September 2002 edition of *Harvard Business Review* supports our belief that, in reviewing a Board's effectiveness, it is more appropriate to assess the performance of directors by the way they work and the results that are achieved.

We agree with Sonnenfield's conclusion that a Board's most critical need is to be a strong, high-performing team that operates in a climate of openness, trust and candour and where respectful dissent and rigorous debate routinely occur. Similarly, directors should engage directly with senior managers on critical strategies and issues so that they are all involved with and accountable for outcomes on behalf of the shareholders. I believe this is an accurate description of your Board at James Hardie. Even though the directors of James Hardie satisfy those aspects of good governance that have been defined by the Australian Stock Exchange, the New York Stock Exchange and the US Securities and Exchange Commission, we do not believe that high performance can be guaranteed by guidelines about, for example, the age, tenure or independence of directors.

As a team, the James Hardie Board brings together widespread experience, spanning general management, finance, law, accounting and marketing as well as science and technology. International experience is also of value to James Hardie as it expands geographically and each director has this.

In the past year, the Board has met in the USA, Australia, New Zealand and Europe; territories where we either have large business interests or emerging opportunities. Three Board meetings included extended visits to our operations and meetings with employees and customers to provide directors with greater exposure to our business operations and markets that will help them make decisions about the company's future.

Our approach is designed to achieve a high level of corporate governance, beyond that which is simply prescribed by legislation. We are assisted by our multi-national structure. This exposes James Hardie to a number of governance and regulatory regimes and requires us to comply simultaneously with rules and community expectations in several different countries.

It is gratifying to note that our long-standing governance arrangements have required only modest changes to documentation to accommodate the recent reforms and best practice recommendations that have been developed in Australia and the United States. As advocates of good governance, we welcome the opportunity to contribute to the important debates now occurring. To this end, more information about corporate governance appears on pages 30-31 and 51-55 of this report.

On behalf of the Board, I would like to thank the company's management and employees for their efforts in achieving the operating success that is described in this report.

Alan McGregor AO, Chairman


ALAN MCGREGOR AO
CHAIRMAN


HARDIPLANK® SMOOTH LAP SIDING HARDISOFFIT® AND HARDITRIM® BOARDS, USA


THE CMX™ SYSTEM, AUSTRALIA


HARDIFLEX® LITE, THE PHILLIPINES

Our goal is to capitalise on our unique fibre cement technology so we can sustain our strong competitive advantage and achieve high rates of profitable growth. Our fibre cement manufacturing plants are built to our own designs and incorporate engineering and process technology that is unique to James Hardie.

Our product formulations are developed in-house and are proprietary. In addition, key aspects of our process and product technology are patented or have other forms of intellectual property protection. Put simply, we can make products our competitors can't. We can build and commission manufacturing plants at less than half the cost of our competitors, our plants are 2-3 times larger than theirs, and operating costs are 20-30% lower.

We make the widest range of fibre cement products in the industry and many are unique and highly differentiated. The value these products create for customers allows us to sustain higher selling prices and grow our share of targeted markets at the expense of alternative materials.

These are the basic elements of the business model we are pursuing to achieve high rates of growth and above-average returns on invested capital.

Market growth

We continue to gain market share in the United States and in Canada, in both exterior and interior product categories.

Our share of the 10 billion square feet USA exterior products market has grown from less than 1% in 1994 to about 11% in 2003. By 2007, we believe this total market will have grown to about 11 billion square feet and our share could grow to about 20%.

The market for decorative trim is 3 billion square feet a year and sales of Harditrim® are growing at more than 50% a year.

The USA repair and remodel market is projected to account for up to 55% of the total market by 2007. By then, we believe it could account for up to 30% of our USA sales, up from around 20% today.

Similarly, we see good growth potential in the northern half of the United States.

STRONG GROWTH PROSPECTS



Increase in operating profit (continuing operations)

By 2007, we think it could account for 30% of our sales, up from 20% today.

The market for backerboards could grow even faster. In 2002, we held a 20% share of this market, estimated to be almost 1 billion square feet a year. By 2007, we believe this segment will have grown by about 10% and our share could grow to about 40%.

We have strong growth targets in the USA - which today accounts for around 80% of our sales - coupled with significant further growth potential in Australia and New Zealand as we introduce new products that have been proven in the United States. In Australia, in particular, we believe there is significant potential to increase demand for our products and reclaim market share that has been lost in recent years.

Capacity Growth
We continue to invest in production capacity so we can meet rapidly growing demand. In the past year, we spent over US$42 million to add capacity in Texas, Illinois and Pennsylvania. Further capacity expansion is being considered.

Product growth
Our investment in research and development allows us to develop products with improved durability and aesthetics, and for new applications. Some of these new products will reach the market this year; others are still in development.

We see strong potential for our fibre reinforced cement pipes due to the considerable cost and performance advantages they offer over plastic and conventional steel reinforced concrete pipes. The USA pipe markets we are targeting generate total sales of US$2 billion a year. Our goal is to improve the performance of our first plant in Florida, where we already have a 15% share of the market, then expand into other states. In Australia, we also have a 15% share of our target market and aim to grow this further.

We have recently launched new tile backer boards in the USA and Australia and expect these to further increase sales. In New Zealand, our new low-density Linea® weatherboards have been more successful than expected and we plan to launch similar products in other markets.

Australia is also the site of an exciting development in our commercial facade products, with the launch of the more durable ExoTec™ Facade Panel.

This year, we will launch our new generation roofing product in southern California. This product was developed by our in-house R&D team and will be made on a new type of fibre cement plant that was also developed in-house. Over 13 billion square feet of residential roofing material is installed in the USA each year and our initial target market alone is about 2 billion square feet.

Geographic growth
We have just started selling fibre cement in Europe, a market that could offer significant potential over the long term. In the following pages you can read more about our unique technology and how we are planning to use it to generate high rates of growth.



Peter Macdonald, CEO



PETER MACDONALD
CEO



HARDIBACKER®
EZ GRID™, USA



HARDIPLANK®
COLONIAL
ROUGHSAWN®
SIDING,
HARDITRIM®, USA



ARTISAN ROOFING
SHAKE, USA

Unique Technology Driving High Growth in Production

James Hardie's high growth strategy is supported by the development and exploitation of unique production technology, and differentiated products.

Last year, we increased our research and product development expenditure by 30% to around US$21 million, or 3% of our sales. We employ over 100 scientists, engineers and technicians in Core Research and in Product & Process Development. Over 50% of our scientists have advanced degrees, and 45% have worked for James Hardie for over five years.

Core Research, based at our Global Research & Development Centre in Sydney, Australia, develops technologies that have the potential to become new generations of products and production processes.

Product & Process Development units in Sydney and in Fontana, California, transform these technologies into new and more efficient ways of manufacturing our products, and into new products that meet specific market needs.

By investing in process technology, we aim to keep reducing our capital and operating costs, and at the same time find new ways to make existing and new products.

Over the past ten years, advances in process technology have allowed us to build new plants significantly faster and at a lower cost than our competitors. We have also been able

RAW MATERIALS



CELLULOSE PLANT
Pulper
Refiner
Pulp Storage
SAND PLANT
Sand/Quartz
Ball Mill
Thickener
CEMENT SILO
Cement

MIXING PROCESS



Cellulose
Water
Sand
Additive
Cement
Mixer

SHEET MACHINE



wet end
trimming
stacking

THE COMPANY HAS NUMEROUS GROWTH OPPORTUNITIES. OUR CHALLENGE IS TO SELECT



30%
increase in research and product development expenditure

to significantly reduce the incremental cost of additional capacity at existing sites. For example, we increased the capacity of our plants in Texas and Washington by 33% but at a cost equal to just 15% of the cost of the original capacity.

At the same time, we have reduced the cost of raw materials through yield improvements in the plants; by providing technological support to drive process improvements in our suppliers' operations; and from the greater competition that comes from our business scale.

We also benefit from superior economies of scale, since we operate plants that are two to three times larger than our competitors.

Our goals are to:

- continue to lower the capital cost of each unit of production at new plants by learning from past projects and through continuing innovation in engineering, and
- reduce operating costs at all plants by improving manufacturing processes, raw material yields, and machine productivity.

Efficient, low-cost manufacturing, coupled with our unique technology, will allow us to generate higher returns on invested capital because we will be able to sell our products at prices that are attractive to our customers, and achieve a profit margin that is attractive to shareholders.


PRE-CURING
STEAM CURING
SHEET FINISHING
sheet finishing
DISTRIBUTION

THE MOST APPROPRIATE AND OPTIMISE OUR RETURNS ON THE INVESTMENT





USA Capital Cost/Unit of Production (US$/mmsf)


3.0
2.5
2.0
1.5
0.8
0.4
0.0
91
92
93
94
95
96
97
98
99
00
01
02

Research and Development Expenditure[1]
(Millions of US dollars)



Year	Expenditure
99	16.4
00	19.2
01	15.9
02	16.0
03	20.8

[1] Research and development expenditure includes amounts classified as selling, general and administrative expense for US GAAP purposes in the amounts of US$2.7 million, US$1.9 million, US$1.4 million, US$0.9 million and US$0.6 million for the years ended 31 March 2003, 2002, 2001, 2000 and 1999, respectively.

Unique Technology Driving High Growth in

James Hardie wants to develop lightweight and durable products for all climates, and for all parts of a building, from external walls, to trims, soffits and roofs to internal walls, floors and ceilings.

In the early 1980s, we pioneered the development of cellulose fibre reinforced cement technology. Since then, we have found many new and innovative ways for fibre cement to replace traditional materials, expanding both the market for fibre cement products, and our share of the market.

Our products offer a range of advantages - from appearance to durability - over traditional building materials. They are easy to cut, nail and paint; require minimal maintenance; and can be used to create a wide range of shapes and profiles as well as textured and coloured finishes.

TION

JAMES HARDIE IS RE-SHAPING A TRADITIONAL INDUSTRY USING UNIQUE, PROPRIETARY

Roofing
(Timber-like roof shake)

Fascia

Eaves and Soffits

Trim
(Decorative finishes for fascia and around windows and doors)

External Cladding
(Planks, shingles, panels and weatherboards, sheets and complete textured and coloured monolithic walling systems)

Decorative/Weight-Bearing Columns

Deck
(Sheets for use as a base for waterproof and non-waterproof decks)

Pipes

Ceiling Lining

Internal Walls
(Impact-resistant, pre-finished and decorative linings)

Wet Area Lining
(Wall or floor substrates in wet areas such as bathrooms, kitchens and laundries; pre-finished decorative sheets for wet areas)

Floor Underlay
(Base for cork, vinyl or ceramic tiles)

Not to scale

This makes James Hardie products ideal for a wide range of residential and commercial applications, including:

- as external cladding, in the form of planks, panels, shingles, facades and substrates;
- to line eaves, soffits and breezeways;
- as a wall or floor substrate for ceramic tiles in wet areas such as kitchens, bathrooms and laundries;
- as a ceiling lining or floor underlay;
- for external and internal wall systems, including bracing and fire and acoustically-rated walls;
- as decorative and structural columns;
- for trim, fascia and other decorative applications;
- for fencing; and
- as underground drainage pipes.

Our growth depends on our ability to keep delivering products that more and more customers will prefer to alternatives such as masonry, concrete, wood and wood composites and vinyl. There are many examples of the success of this approach, including:

- the ColorPlus™ Collection of pre-painted siding, which was recognised with a 2002 Building Products Award by the American HOME Magazine;
- a thicker and lighter weight Harditrim® product being sold as a replacement for wood in the USA and in New Zealand;
- a thicker and lighter weatherboard known as Linea® which was launched in New Zealand last year and which quickly exceeded sales targets;
- the thinner, lighter HardiFlex® lite ceiling sheet developed for the Philippines as a substitute for plywood. This product was named Top Building Board Brand of the Year at the Philippines Consumers Awards in December 2002;
- more dimensionally precise fibre cement sheets used to create new commercial facade systems in Australia, including ExoTec™;
- the new production technology and product formulation that is being used to trial the manufacturing of a new fibre cement roofing shake for the large USA market.

Our goal is to increase our product performance and lower the density of our fibre cement, to achieve the optimum balance between durability and ease of use.

To that end, our product development will continue to focus on:

- formulation, to create products that are fit for use;
- design, to give our customers a choice of shapes and textures;
- finish, from sealer, to primer and topcoats;
- installation, through systems, components and tools; and
- durability.

Product leadership, in the form of differentiated products, sets us apart from our competition. Differentiated products will enable us to continue to penetrate markets, sustain a price premium over competing products, reduce the impact of price competition and enable customers to recognise and value the James Hardie brand.

TECHNOLOGY THAT ALLOWS IT TO SUSTAIN A DIFFERENTIATED, COMPETITIVE ADVANTAGE



HARDIPLANK® LAP SIDING, USA


HARDIBACKER

HARDIBACKER 500™ WITH G2 TECHNOLOGY, USA



LINEA® WEATHERBOARDS, NEW ZEALAND


James Hardie

EZI-GRID™ TILEBACKER, AUSTRALIA

Manufacturing Capacity - Flat Sheet

Country	Plant location	Production capacity/ year (mmsf)[1]	Number of Employees
North America	Fontana, California	180	
	Plant City, Florida	300	
	Cleburne, Texas	500	
	Tacoma, Washington	200	
	Peru, Illinois	400	
	Waxahachie, Texas	360	
	Blandon, Pennsylvania	200[2]	
	Summerville, South Carolina	190	
Total North America		**2,330**	**1,489**
South America	Santiago, Chile	32	**91**
Australia	Brisbane, Queensland	153	
	Sydney, New South Wales	180	
Total Australia		**333**	**539**
New Zealand	Auckland	76	**248**
Philippines	Manila	140	**209**
Canada			**11**
Europe			**30**
Research & Development			**107**
Corporate			**34**
Total		2,911	2,758

[1] Million square feet. Annual production capacity is based on management's historical experience with the company's production process and is calculated assuming a 24-hour day, continuous operation, producing 5/16" thick siding at a target operating speed

[2] Upgrade in progress; includes capacity being added

WE HAVE JUST STARTED SELLING FIBRE CEMENT IN EUROPE, A MARKET THAT COULD



Increase in gross profit

Manufacturing Capacity - FRC Pipes

Country	Plant location	Production capacity/year (000 tonnes)	Number of Employees
North America	Plant City, Florida	100	55
Australia	Brisbane, Queensland	50	107
Total		**150**	**162**

Net Sales
(Millions of US dollars)



599.7	USA Fibre Cement
194.4	Asia Pacific Fibre Cement
9.6	Other Fibre Cement

Total Identifiable Assets
(Millions of US dollars)



492.2	USA Fibre Cement
154.6	Asia Pacific Fibre Cement
48.2	Other Fibre Cement

EBIT
(Millions of US dollars)



155.1	USA Fibre Cement
30.1	Asia Pacific Fibre Cement

Operational EBIT of R&D and Other Fibre Cement was a loss of $23.7

OFFER SIGNIFICANT OPPORTUNITY IN THE LONG TERM


London
Amsterdam
Southhampton
Paris
Seoul
Taipei
Manila
Kuala Lumpur
Perth
Adelaide
Melbourne
Brisbane
Sydney
Auckland
Tacoma
Fontana
Waxahachie
Cleburne
Peru
Blandon
Summerville
Plant City
Santiago
James Hardie Manufacturing Operation
James Hardie Sales Office
Distribution Hub

Operational performance summary

USA Fibre Cement

Results

- Net sales increased 35% from US$444.8 million to US$599.7 million.
- Sales volume increased 29% from 988.5 million square feet to 1,273.6 million square feet.
- Average selling price increased 5%, from US$450 per thousand square feet to US$471 per thousand square feet.
- Gross profit increased 49% and the gross profit margin increased 3.8 percentage points.
- EBIT* increased 58% from US$98.4 million to US$155.1 million.
- EBIT* margin increased 3.7 percentage points to 25.9%.

Australia Fibre Cement

Results

- Net sales increased 24% from US$100.7 million to US$124.7 million. In local currency, the increase was 13%.
- The growth in net sales was due to a 16% increase in sales volume, from 219.5 million square feet to 254.4 million square feet, partly offset by a 2% decrease in the average selling price due to pricing pressure from competitors.
- Australia Fibre Cement EBIT increased 29% from US$18.4 million to US$23.8 million. In local currency, the increase was 18%. The EBIT margin increased 0.8 of a percentage point to 19.1%.

New Zealand Fibre Cement

Results

- Net sales increased 36% from US$38.0 million to US$51.7 million due to an increase in sales volume, partly offset by a small decrease in the average selling price. In local currency, net sales increased 16%.
- Sales volume increased 22% from 36.4 million square feet to 44.3 million square feet due to stronger demand arising from increased residential building activity.
- New Zealand Fibre Cement EBIT increased 17% from US$5.2 million to US$6.1 million. In local currency, the increase was 3%.



HARDIPLANK® SMOOTH SIDING, USA



D3-1000™ FACADE SYSTEM, AUSTRALIA



LINEA® WEATHERBOARDS, NEW ZEALAND

OPERATING PERFORMANCE IMPROVED SUBSTANTIALLY, VALIDATING THE DECISION TO

USA Fibre Cement

Highlights

- In the north, we continued to take market share from vinyl; in the south, we increased demand with a greater focus on the repair and remodel segment and increased sales in rural areas.
- Strong growth in sales of higher-priced, differentiated exterior products.
- Sales of our interior Hardibacker 500™ continued to grow strongly.
- Increased capacity through major upgrades (completed or underway) at Waxahachie, Texas; Peru, Illinois; and Blandon, Pennsylvania.

Outlook

Short-term outlook for USA housing construction remains positive, with new housing approvals at high levels, inventory of new homes for sale at low levels and a 3-6 month backlog of orders for new homes. New and existing home prices remain at high levels and the outlook for low inflation and interest rates is encouraging.

Australia Fibre Cement

Highlights

- We moved our corrugate production line, which manufactures HardiFence™ Sheet, from Perth to Brisbane.
- We launched two new internal lining products to strengthen our share of the internal lining segment: HardiRock™, a wet area lining board that is flexible and is easy to cut and nail, and Ezi-Grid™ Tilebacker, another wet area lining sheet designed to make tile installation easier for internal liners.

Outlook

- Strong growth in renovations and in commercial applications is forecast to continue, although the new housing sector is expected to slow.
- The business is expected to perform satisfactorily as it implements a range of initiatives to increase demand and reduce costs.

New Zealand Fibre Cement

Highlights

- The new Linea® Weatherboard range launched in March 2002 continued to penetrate its targeted markets, taking market share from alternative products such as brick.
- Sales of panel products such as Hardipanel™ Titan and Hardipanel™ Compressed sheet were up strongly.
- The business gained several key customers during the year and increased its share of fibre cement sales.

Outlook

- Demand is expected to remain relatively solid in the short-term, but some softening is expected later in the year.

Philippines Fibre Cement

Results

- Net sales decreased 1% from US$18.2 million to US$18.0 million. In local currency, sales revenue was flat.
- Sales volume increased 8% compared to the prior fiscal year, from 64.8 million square feet to 69.7 million square feet.
- The average selling price decreased 7% compared to the previous year due to a decrease in sales of higher-priced exports.
- The business recorded a small operating profit for the year, compared to a small operating loss for the previous year.

Chile Fibre Cement

Results

- Net sales revenue and volumes were significantly higher than last year, increasing 153% and 120%, respectively.
- Selling prices continued to be negatively affected by aggressive pricing by competitors as they continued to try to maintain market positions.
- The business incurred an operating loss for the year as it continued to ramp up.

Hardie® Pipe

Results

- Net sales more than doubled compared to the prior year.
- The business incurred an operating loss for the year as it continued to ramp up.
- Our average net selling price was lower compared to the previous fiscal year due to aggressive pricing implemented by the competition in reaction to our market entry.
- Sales volumes have continued to grow since the business began operating early in calendar year 2001, as awareness among construction contractors has increased and as the product range has been progressively expanded.



HARDIPLANK™, PHILIPPINES


HARDIBACK

HARDIBACKER®, CHILE



HARDIE® PIPE, USA

CONCENTRATE SOLELY ON FIBRE CEMENT

Philippines — Highlights

- We continued to penetrate the domestic building boards market, taking further share from the main competing material, plywood.
- There was continued strong demand for HardiFlex® lite, a thinner, lighter sheet designed for ceiling applications, and HardiFlex®, used in ceiling and internal wall applications.
- We launched our first plank product, HardiPlank™ Select Cedarmill and expect this to increase sales to large residential projects.
- Export sales were weaker compared to the previous year, due primarily to supply issues and lower export demand.

Outlook

- We expect the business will continue to grow share domestically, although regional economic uncertainty continues to cloud the outlook for both domestic and export demand.
- The business has in place a number of initiatives to further reduce manufacturing costs.

Chile — Highlights

- Our Chilean operation began commercial production in March 2001 and is penetrating the market at its targeted rate, despite the negative effect that economic instability in the neighbouring countries of Argentina and Brazil continues to have on the Chilean economy.
- During the year, the business moved to the next stage of its market penetration strategy with the launch of new interior and exterior products. These include Hardibacker® for interior applications, and textured panels and planks, for exterior cladding.

Outlook

- We expect further market penetration and share growth as awareness of our expanded product range continues to grow.

Hardie® Pipe — Highlights

- Increased sales have resulted in a doubling of our share of our targeted large diameter drainage pipe market in Florida compared to the prior year.
- Unit production costs have continued to decline during the year as we achieve significant improvements in manufacturing efficiencies.

Outlook

- The business continues to increase production to meet growing demand, and further improvements in operating efficiency are expected.
- The Florida civil construction market remains buoyant. Activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

USA Fibre Cement

(Millions of US dollars)	**2003**	2002	2001	2000	1999
Net sales	**599.7**	444.8	373.0	310.5	245.6
EBIT[1]	**155.1**	98.4	73.5	72.3	48.9
EBIT	**155.1**	85.8	73.5	72.3	48.9
Total identifiable assets	**492.2**	420.3	336.8	263.6	231.7
Volumes (mmsf)[2]	**1,273.6**	988.5	852.3	724.9	586.2
Average Selling Price (per msf)[3]	**US$ 471**	US$ 450	US$ 438	US$ 428	US$ 419
EBIT Margin[1] %	**25.9**	22.1	19.7	23.3	19.9
EBIT Margin %	**25.9**	19.3	19.7	23.3	19.9
Employees	**1,500**	1,177	1,140	858	826

[1] Before restructuring and other operating income (expenses)
[2] Million square feet
[3] Thousand square feet

MARKET SHARE INCREASED IN ALL PRODUCT CATEGORIES AND IN THE NORTH AND



Increase in net sales for USA Fibre Cement

Our business

We are one of the USA's leading siding companies, and North America's largest producer of fibre cement products. Our products are primarily used for the exterior cladding and interior linings of residential homes.

When we started our siding business in 1992, we targeted southern markets, where our products offered considerable performance advantages over traditional wood-based siding products. In the last three years, we have stepped up our marketing efforts in the north of the country. These markets have traditionally been dominated by vinyl and they offer us significant growth opportunities.

Our headquarters are in Mission Viejo, California, and we have eight manufacturing plants, in California, Texas (two), Florida, Washington, Illinois, Pennsylvania, and South Carolina. We also have a product development centre at the Californian plant.

Our strategy

Our strategy is to grow the overall fibre cement market and secure our position as the market leader, while defending our share in existing market segments.

We will achieve this by using our superior technology and manufacturing capability to develop new and differentiated products and systems that give our customers superior value to those of our competitors.

We will manage our distribution to have efficient access to all customers, and will continue to reduce our delivered cost.

To achieve our goals, we will continue to recruit from a wide range of related industries and at all levels of the organisation, and we regularly fast-track high-potential people.

Trading conditions

The residential housing market remained healthy during the year, buoyed by low mortgage rates and strong house prices despite a softening in consumer confidence and bad weather-related slowdown in activity during the fiscal fourth quarter.

Market position & opportunity

- We currently hold around 13% of the USA siding market, and have long-term potential of as much as 35-40%.
- Initially, we took market share from wood and wood-based products and we are now taking it from vinyl. Vinyl is the largest siding product and share gains against it offer a significant growth opportunity.
- From our initial focus on new construction and planks, we now have an exterior products portfolio that contains a full-wrap exterior bundle (siding, trim and soffits) as well as products for repair and remodel applications and manufactured housing.

SOUTH OF THE UNITED STATES

USA Siding Market Share (Millions of square feet)



Other includes:
Aluminium 1%
Hardboard 5%
OSB 6%
Plywood 1%
Cedar 5%
Masonry 2%
Stucco 7%
Brick 8%
Other 3%
13% USA Fibre Cement
49% Vinyl
38% Other

Exterior Products - James Hardie North/South Sales Mix (%)



20% South
80% North

USA Backer Market Share (Millions of square feet)



29.2% Fibre Cement
62.4% Glass Mesh
8.4% Other

James Hardie Sales Mix (% New Construction and R&R)



25% Repair and Remodel
75% New Construction

USA Fibre Cement Average Selling Price (US dollars/msf)

Year	Value
99	419
00	428
01	438
02	450
03	471

USA Fibre Cement EBIT[1] (Millions of US dollars)

Year	Value
99	48.9
00	72.3
01	73.5
02	85.8 / 98.4[1]
03	155.1

[1] Before restructuring and other operating income (expenses)

USA Fibre Cement EBIT Margin[2] (%)

Year	Value
99	19.9
00	23.3
01	19.7
02	19.3 / 22.1[2]
03	25.9

[2] Before restructuring and other operating income (expenses)

THERE WAS STRONG GROWTH IN DEMAND FOR HIGHER PRICED AND DIFFERENTIATED



Increase in USA Fibre Cement EBIT[1]

- We are strongest in the USA new construction siding market, and expect to continue to grow this position rapidly over the next three years.
- We have identified significant opportunity for growth in the repair and remodel and manufactured housing segments.
- Fibre cement has around 28% of the USA backerboard market, and we are the category leader in the 1/4" backer market. We see considerable growth opportunities for our 1/2" G2 Hardibacker®.

Major achievements

During the year, we:

- Successfully integrated the Cemplank business in to our existing operations, and transformed Cemplank into a profitable business, retaining over 95% of its customers.
- Increased our penetration in the vinyl-dominated markets in the north.
- Expanded our new range of pre-painted exterior products, the ColorPlus™ Collection, with the addition of several new colours. Sales of the ColorPlus™ Collection almost doubled.
- Successfully launched Harditrim® XLD™, a new all-weather trim product using our proprietary low-density fibre cement.
- Launched Hardibacker® EZ Grid™, our new improved proprietary grid 1/4" backer product. This will help strengthen our competitive advantage in this segment.
- Grew sales of our new proprietary 1/2" G2 backerboard by 63%.
- Achieved strong above-market growth in the retail segment, while maintaining high category share.
- Launched the *Why Settle for Vinyl* strategic marketing campaign in the vinyl-dominated markets in the North. This has significantly increased awareness of and sales for our superior exterior cladding products in these markets.
- Were rated the leading siding brand by America's top 25 US builders[3] and the National Builder Survey.
- Expanded our production capacity by over 11%, with the addition of a second line at our plant in Peru, Illinois.
- Invested US$27 million to build a new state-of-the-art production line at the Waxahachie, Texas site, bringing our total capacity in Texas to 860 million square feet.
- Commenced a US$15.3 million upgrade of our Blandon, Pennsylvania, plant recently acquired from Cemplank. This upgrade will increase the plant's capacity by 70% to meet projected demand in the Northeast and reduce unit operating cost.
- Commenced construction of a proprietary painting line at the Peru, Illinois plant. This will significantly reduce painting costs for our ColorPlus™ Collection of exterior siding, and will help accelerate our market penetration in the northern region.

[3] Builder Magazine Use Studies

PRODUCTS



HARDIPLANK® LAP SIDING AND HARDITRIM®, USA



A SCENE FROM THE USA FIBRE CEMENT COMMERCIAL, *A HOUSE IS NOT A HOME WITHOUT JAMES HARDIE SIDING.*



HARDIPLANK® LAP SIDING AND HARDISHINGLE™ SIDING, USA

USA Fibre Cement Top Line Growth versus USA Housing Starts


2000
1500
1000
500
0
$800
$600
$400
$200
$0
Mar 90
Mar 91
Mar 92
Mar 93
Mar 94
Mar 95
Mar 96
Mar 97
Mar 98
Mar 99
Mar 00
Mar 01
Mar 02
Mar 03
Starts (000 units)
Revenue ($)
Volume (mmsf)

Asia Pacific Fibre Cement

Asia Pacific Fibre Cement

(Millions of US dollars)	**2003**	2002	2001	2000	1999
Net sales	**194.4**	156.9	166.6	203.3	181.4
EBIT[1]	**30.1**	22.4	19.9	23.9	20.2
EBIT	**30.1**	22.4	4.4	19.8	16.7
Total assets	**154.6**	147.6	139.9	179.1	216.6
Volumes (mmsf)[2]	**368.3**	320.7	318.9	333.8	314.0
Average Selling Price (per msf)[3]	**A$ 843**	A$ 861	A$ 857	A$ 879	A$ 836
EBIT margin %[1]	**15.5**	14.3	11.9	11.8	11.1
EBIT margin %	**15.5**	14.3	2.6	9.7	9.2
Employees	**996**	1,041	1,179	1,302	1,511

[1] Before restructuring and other operating income (expenses)
[2] Million square feet
[3] Thousand square feet

Our business

We manufacture fibre cement products in Australia, New Zealand and the Philippines and sell these throughout the Asia Pacific region. Our products are used for external cladding and internal lining in residential and commercial construction.

In Australia, we also manufacture fibre reinforced concrete pipes for industrial and commercial use, and fibre cement columns for structural and decorative use in both residential and commercial construction.

Our strategy

Our strategy is to grow the market for fibre cement and secure our position as the market leader, while defending our existing share.

We will leverage our superior technology to offer differentiated products and systems that offer our customers superior value.

We will deliver exceptional value by recruiting, retaining and developing the right people in a performance-driven culture.

WE ALSO SEE SIGNIFICANT GROWTH OPPORTUNITIES IN AUSTRALIA AND IN NEW ZEALAND



increase in net sales for Asia Pacific Fibre Cement

Trading conditions
In Australia, demand for new residential housing remained at high levels, buoyed by a relatively strong economy and low interest rates. Despite new housing approvals slowing in the second half of the fiscal year, robust residential renovation activity helped to maintain strong demand.

In New Zealand, new housing construction was at high levels, but there was some weakening of the non-residential building market.

In the Philippines, both domestic and export demand were affected by economic uncertainty.

Market position & opportunity
We are well-positioned for growth in Australia, New Zealand and the Philippines.

Fibre cement has a small share of a large building materials market in Australia and New Zealand, and we plan a number of strategies to increase this share.

We have 25% of the Philippines domestic market for our types of products, and we plan to grow this further.

Major achievements
- In Australia, we launched two new internal lining products, HardiRock™ Lining and Ezi-Grid™ Tilebacker, securing valuable market share.
- We successfully implemented the SAP and business warehouse programs in Australia and New Zealand, improving the amount and quality of information on which we base decisions.
- Sales of Linea® Weatherboards grew strongly in New Zealand, at almost double the rate originally projected.
- We moved the Australian corrugate sheet line from Perth to Brisbane and started manufacturing product.
- We launched our first plank product, HardiPlank™ Select Cedarmill Weatherboards, in the Philippines.
- We achieved continued success in penetrating the Philippines domestic building board market, taking market share from the main competing product, plywood; we now have 25% of the building boards market.
- HardiFlex™ was named the Philippines Top Building Board for 2002 by the National Consumer Affairs Foundation.
- We increased FRC Pipes' sales volumes by 25% over the previous year and achieved cost savings in FRC Pipes manufacture by improving the product formulation.
- We supplied our FRC Pipes' Sanishute products to new customers in Singapore and Vietnam.

Asia Pacific EBIT (Millions of US dollars)



99
16.7
00
19.8
01
4.4
02
22.4
03
30.1

Asia Pacific EBIT Margin (%)



99
9.2
00
9.7
01
2.6
02
14.3
03
15.5

Asia Pacific EBIT[1] (Millions of US dollars)



99
20.2
00
23.9
01
19.9
02
22.4
03
30.1

[1] Before restructuring and other operating income (expenses)

Asia Pacific EBIT[2] Margin (%)



99
11.1
00
11.8
01
11.9
02
14.3
03
15.5

[2] Before restructuring and other operating income (expenses)

Chile Fibre Cement

Our business
We manufacture fibre cement products for use as interior and exterior walls in houses and multi-family housing developments. Our core products are EconoBoard™, a flat sheet targeted at builders of small-scale homes and additions, and DuraBoard™, a premium flat sheet for large scale builders working mainly in the social housing sector.

Our strategy
Our strategy is to increase market penetration for our products and develop and introduce new value-added products that differentiate us from competitors.

We will continue to develop and strengthen relationships with key builders and distributors, and maintain our focus on improving operating efficiency to reduce costs.

Trading conditions
Economic instability in the neighbouring countries of Argentina and Brazil continued to have a negative effect on the Chilean economy and market conditions remained weak.

Competitors continued aggressive pricing strategies as they continued to try to maintain market positions.

Market position & opportunity
We have already achieved a 23% share of the flat sheet market and are currently operating at EBIT break-even.

Major achievements

- Growth in sales to small hardware stores. We have expanded our sales force and increased our participation in this segment.
- Sales growth in the retail channel. We developed good in-store marketing and merchandising programs and increased sales per store.
- Installation of a sand grinding plant to reduce our raw material costs and increase our quality control of this material.
- Plant certified to ship to the USA by passing quality audits to comply with National Evaluation Report 405.
- Launch and growth of value-added products such as backer, textured panel and siding.

SALES MORE THAN DOUBLED IN CHILE, AND FOR THE HARDIE® PIPE BUSINESS IN THE


James Hardie Chile





USA Hardie® Pipe

Our business

We manufacture large diameter fibre reinforced concrete pipes at a custom-built facility in Plant City, Florida. Our pipes are used for drainage in civil and commercial construction and in the development of residential sub-divisions.

Our strategy

Our strategy is to aggressively grow the market for our pipes by positioning our product as a superior alternative to plastic and steel reinforced concrete pipe in storm water drainage applications.

We will continue to position Hardie® Pipe as a lower-installed-cost alternative to plastic and steel reinforced concrete pipes and will target the US civil engineering and construction products market, which is benefiting from the government's transport infrastructure program.

Trading conditions

The heavy building materials industry continued to be affected by depressed commercial construction, as well as decreased road construction as a result of declining road transport spending in many states.

Market position & opportunity

We have already captured 15% of the Florida storm drainage pipe market and plan to grow sales in Florida and neighbouring states.

Major achievements

- Significant improvements in our production efficiencies across our product mix and increased production throughputs.
- Expanded our product mix to include 30" and 36" diameter pipes.
- We obtained regulatory approval in about 85% of counties in the state of Florida.
- Sales more than doubled, reflecting the growing acceptance of our products as superior to traditional products.

UNITED STATES



HARDIE® PIPE, USA



HARDIE® PIPE, USA

Manufacturing Cost (Cost/Lineal foot)


Production Cost
12"
15"
18"
24"
30"
36"
RCP ($/LF)
FRCP ($/LF)

Hardie® Pipe has a cost advantage up to 36" diameter

Installed Cost of Hardie® Pipe (Cost/Lineal foot)


Installed Cost
50
100
200
300
400
500
600
700
800
900
Production Rate (LF/day)

James Hardie is managed for growth to achieve the best outcomes for our customers, employees and shareholders. Management is structured so that there is global co-ordination of Operations, Research & Development and Manufacturing.

Group Management Team

The management of James Hardie is overseen by the Group Management Team. Its members cover the key areas of fibre cement production, Research & Development, manufacturing, finance and legal and investor relations. Team members (in alphabetical order) are:

Greg Baxter, *Executive Vice President*, joined James Hardie in November 1996. Greg is the company's senior Australian resident executive and his role involves strategic planning, corporate and public affairs, investor and media relations and government relations and corporate development projects. He was a founding director of the Australasian Investor Relations Association and was voted Australian Investor Relations Officer of the Year in 2001, and again in 2002, when James Hardie also won the Grand Prix for Best Overall Investor Relations by an ASX-100 Company.

Louis Gries, *Executive Vice President Operations*, joined James Hardie as Manager of the Fontana fibre cement plant in California in February 1991 and was appointed President of James Hardie Building Products (USA) in December 1993, and Executive Vice President Operations in January 2003. Louis is responsible for operations, sales and marketing in the Americas, Asia Pacific and Europe. He has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University, Long Beach, USA.

Tom Koch, *Vice President of Human Resources and Organisational Development*, joined James Hardie in August 2002. He has led Human Resources for divisions of General Electric, Home Depot and PepsiCo for large multi-site populations in multiple

WE HAVE ESTABLISHED POLICIES ON RISK OVERSIGHT AND ARE PUTTING IN PLACE BETTER



Increase in EBIT* Before restructuring and other operating income (expense) industries. He received an MBA in Management Science and a BBA in Personnel and Industrial Relations from the University of North Texas, USA. In 2001 Tom was nominated Orange County, California, Human Resources Executive of the Year.

Peter Macdonald, *Chief Executive Officer*. Peter's biographical details appear on page 45, in the Directors' Profiles.

Dave Merkley, *Executive Vice President Manufacturing and Engineering*, joined James Hardie in 1994 as Plant Manager of the Fontana fibre cement operation in California. His subsequent roles included Manager, Research and Development; Plant Manager, Plant City, Florida; Process Development Manager; then Operations Manager for James Hardie Building Products USA. In 2002, Dave was made Executive Vice President Manufacturing/Engineering, with global responsibility and in January 2003 his role was expanded to include additional responsibilities, including Human Resources. He has a Bachelor of Science in Construction from Arizona State University, USA.

Don Merkley, *Executive Vice President Research & Development*, joined James Hardie in 1993 as Manager of the Plant City fibre cement plant in Florida and was appointed USA Product Development Manager in 1997. In 2002, he was made Executive Vice President Research & Development and in January 2003 his role was expanded to give him responsibility for James Hardie's FRC Pipes businesses in Australia and the USA, as well as our emerging Roofing business in the USA. Don is also involved in reviewing business development opportunities. Don has a Bachelor of Science in Engineering from Arizona State University, USA.

Phillip Morley, *Chief Financial Officer*, joined James Hardie as Chief Accountant in October 1984. He worked as Financial Controller from 1988-1995, Executive General Manager Building Services from 1995-1997, and was appointed Chief Financial Officer in 1997. Phillip is a Chartered Accountant and has a Bachelor of Economics and an MBA from Sydney University.

Peter Shafron, *Senior Vice President, Finance and Legal and Company Secretary*, joined James Hardie in August 1993 and served as Senior Company Solicitor from June 1995 until he was appointed General Counsel in March 1997. He was appointed Senior Vice President - Finance and Legal in November 2002. Before joining James Hardie, Peter was an associate with the Australian law firm, Allen Allen & Hemsley. He has a Bachelor of Arts from the Australian National University and a Bachelor and Master of Laws from the University of Sydney; he is currently finalising studies toward an MBA from Pepperdine University, USA. Peter is admitted to practice law in Australia and California.

SYSTEMS FOR IDENTIFYING RISK, AND STRONGER COMPLIANCE AND CONTROL MECHANISMS



PETER MACDONALD GREG BAXTER



LOUIS GRIES TOM KOCH



DAVE MERKLEY DON MERKLEY



PHIL MORLEY PETER SHAFRON

To achieve the growth we are targeting, we must have the right people, in the right numbers, prepared for the leadership and new business opportunities and challenges ahead.

Our human resources efforts are therefore concentrated on recruiting and developing people to create the company's next generation of managers and leaders.

Attracting and rewarding the right people

To find the talented, hardworking, committed people we need to achieve our growth targets, we use a variety of conventional, best-practice recruitment processes, and we encourage existing employees to offer their own referrals.

To retain our high calibre employees, James Hardie pays competitive salaries, supplemented by a range of performance and skill-based bonus and remuneration schemes. In the United States, for example, front line plant employees are paid competitive wages after they have demonstrated certain skills or knowledge.

Key managers' goals are closely aligned with the company's performance through an Economic Profit Incentive Plan that provides competitive year-end bonus payments to participants when the company achieves a profit target in excess of the cost of capital.

Keeping our people safe

James Hardie has a Health & Safety Policy that acknowledges:

- Employee health, safety and protection of the environment are critical to the way we operate and do business.
- All injuries, occupational illnesses and incidents are preventable. Our goal is zero injuries, occupational illnesses and environmental incidents.
- We strive to continuously improve our EH&S performance, and the implementation of sound management systems, training, regular review and corrective action are priorities.
- All employees have a responsibility to themselves and others to act in a way that contributes to a safer, healthier and improved environment at work, at home and in the community.

EVERYONE IS REWARDED WHEN WE WORK TOGETHER


HARDI
SOFFIT
PANEL
VERTICAL SIDING
JAMES HAR

In the year ended March 2003, the company recorded a 25% drop in the Recordable Case Frequency Rate.

Last year, the USA Fibre Cement business set itself the goal of reducing its total case incident rate by 25% by implementing accountability programs, establishing core procedures and employee training. At the end of March 2003, it had exceeded its goal, recording a 40% reduction in the incident rate. The new goal, for March 2004, is a further 35% reduction.

After recording a 30% reduction in the total Recordable Case Frequency Rate for the year to March 2002, the Asia Pacific Region only achieved a modest reduction in the Recordable Frequency Rate against the planned 20% in year to March 2003. Its goal is to reduce this by a further 20% by March 2004.

Our commitment to employee well-being also extends beyond work. James Hardie employees have access to free assistance or support programs run by third party service providers. Employees and members of their immediate families can speak confidentially to professional counsellors 24-hours a day, 7-days a week, for help with work concerns, stress or family issues, drug and alcohol problems, bereavement and other life challenges.

Involving families
To recognise the important contribution that employees' families make to the performance of our businesses, individual plant managers organise a variety of activities to involve families in the workplace.

Developing our people
We operate programs to train and develop employees who have the potential to be part of our next generation of leaders and who can help us capitalise on the ambitious agenda we have set to build new businesses, launch new products and expand the company.

In the United States, we operate Skill Based Training for frontline employees and Tier 1 training for new supervisors and managers. Australian employees are encouraged to complete work-based competency accreditation in specific areas, such as Distribution, Transport or Manufacturing.

Managers from all countries are eligible to participate in our Tier 2 and 3 leadership development programs in the United States in the form of a mini-MBA at Wharton Business School at the University of Pennsylvania and Kellogg Business School at Northwestern University. Both are recognised as being in the top five business schools in the United States.

Superannuation and share plans
All James Hardie employees have access to superannuation or individual retirement savings plans. In the United States, the company matches employee contributions to the 401(k) retirement plan at a dollar for dollar rate, up to 6% of the individual's salary or a dollar cap. Many employees participate in our share and option plans, which encourage them to become shareholders and think and act like owners of James Hardie.

EBIT/Employee (Thousands of US dollars)


99 7.1
00 26.2
01 16.3
02 20.0
03 45.1

Net Sales/Employee (Thousands of US dollars)


99 169.5
00 223.6
01 214.6
02 251.6
03 275.2

James Hardie Safety Performance


99 2.2 10
00 1.9 9.9
01 1.5 8.1
02 1.3 6.6
03 0.8 4.9

Lost Workday Case Frequency
Recordable Case Frequency
Frequency per 200,000 hours worked

What makes James Hardie a good neighbour

James Hardie strives to be a good neighbour by protecting the environments in which our plants operate, contributing to the communities of which we are a part, and creating products that use less energy in their manufacture and which are more efficient when installed than alternative materials.

Our commitment to the environment is spelt out in our Environment Health & Safety objectives:

- Protection of the environment is critical to the way we operate and do business.
- We continue to seek ways to efficiently use materials and energy and to reduce waste and emissions.

Generally, our approach is to treat regulatory and other widely-accepted community standards as a minimum, and to strive to routinely exceed them.

All our operating plants are licensed by local government authorities, such as environmental protection agencies, and comply with their requirements for specific issues such as waste management, air emissions, effluent discharge, and storm water run-off.

Our goal is to continuously improve the resource and energy efficiency of our operations, and the environmental performance of our products.

To assist us in this endeavour, we have conducted a life cycle assessment of our products, which considers every stage of their manufacture and use, from raw materials and their processing, to manufacture, construction activities, use, and eventual demolition and/or disposal, including the possibility of recycling in some way.

We use renewable and recyclable resources
The raw materials we use are abundant. Cellulose fibre is obtained from unbleached, plantation wood pulp; we use silica ground from sand or crushed quartz rock; and the water

OUR GOAL IS TO CONTINUOUSLY IMPROVE THE RESOURCE AND ENERGY EFFICIENCY



EBIT* /Sales Margin *Before restructuring and other operating income (expenses) used in the manufacturing process is recycled a number of times.

Cement is the biggest contributor to the environmental impacts of our products, because of the energy requirements and emissions associated with quarrying and cement manufacture. The cement industry continues to improve its environmental performance by introducing new, cleaner technologies.

We conserve water, resources and energy
The water we use in our plants is recycled up to four times and is cleaned and neutralised before discharge.

The major energy input in our production comes from the high-pressure steam curing of the product. Where possible, the steam is generated as a waste by-product from other industries. At one James Hardie plant, for example, excess refinery gas and steam from an adjoining oil refinery is used.

We minimise waste by recycling process materials
Solid wastes - such as trimmings and scrap, fine particles and reject material - are reintroduced into the production process as raw materials. Solid waste that can't be reused is certified by authorities as non-toxic and non-hazardous material that can be safely disposed of in landfill.

We protect against pollution and conserve the natural environment
Dust emissions from manufacture are strictly controlled. For example, wet ball milling is used to grind sand. Fine particles generated by sanding and grinding finished sheets are mechanically collected and processed before re-use or disposal.

Finally, our building products are used in lightweight construction systems that are among the most energy-efficient and environmentally responsible building systems available. They are also very durable and require little maintenance during their lifetime. The products have been in use for many years in residential and commercial building applications and do not suffer the durability problems of many other cladding materials.

If buildings created using our products are eventually demolished, the products can be safely disposed of as landfill or recycled.

We strive to help our local communities
When it comes to contributing to the communities in which they operate, individual plants and businesses are encouraged to support local charities and organisations. At a corporate level, the company directs most of its charitable efforts to its long-standing commitment to medical research.

OF OUR OPERATIONS



Chris Prosser says his Queensland (Australia) home demonstrates how a house can combine maximum comfort for its occupants with minimum environmental impact.

His Healthy House (pictured on these pages) features HardiFlex™ Sheets inside and out. It was designed by Dr Richard Hyde from the University of Queensland's Architectural Department, and brought together the University, the Queensland Department of Natural Resources and Australia's leading energy-efficiency and environmentally sustainable industries.



Their aim was to create a house that consumed less energy in construction and operation; minimised ecological impact; and maximised passively-controlled internal environments for comfort.

Chris Prosser said HardiFlex™ Sheets were "an obvious choice for the project considering the availability of the raw resource, its freedom from maintenance, excellent life cycle, and minimum environmental impact".

What makes James Hardie a sound investment

Good corporate governance is about fundamental issues of trust and credibility.

You have a right to expect us to govern James Hardie in a way that protects and enhances your investment in the company. You also have a right to expect that the information provided by us is comprehensive and accurate.

We think corporate governance is a way to positively differentiate James Hardie as a well-managed company.

Our practice over many years has been to emphasise transparency through full and meaningful disclosure, sustained accountability through robust governance, and the maintenance of high standards of integrity and ethical behaviour, through the implementation of sound policy. This is continuing.

This year, we launched additional initiatives to further strengthen our governance and disclosure regimes. We recently upgraded the Investor Relations section of our website at www.jameshardie.com and this year we will add a new section on corporate governance and disclosure.

James Hardie's current governance arrangements were redefined when the company implemented a major corporate restructuring in 2001, incorporating the parent company in The Netherlands, a primary listing on the Australian Stock Exchange (ASX) and the listing of ADRs on the New York Stock Exchange (NYSE).

This made the company simultaneously subject to corporate law in Australia, the United States and The Netherlands and to the listing rules of the ASX and NYSE and the regulations of Australian Securities and Investment Commission (ASIC) and the US Securities and Exchange Commission (SEC).

Our Australian heritage served us well. We incorporated the most important features of Australian corporate law and our own governance arrangements into our Dutch constitution, so that shareholders could be assured that the rights and protections they were accustomed to were part of our new governance arrangements.

SHAREHOLDERS HAVE A RIGHT TO EXPECT THAT THE BOARD IS PROTECTING & ENHANCING

J HARDIE 6.25 6.26 6.26

Return on shareholders' funds

We also examined the different requirements in each jurisdiction and, typically, adopted the highest common denominator in each case as our new standard for governance and disclosure overall, regardless of whether we were required to comply with each standard in each jurisdiction.

Our compliance with regulations and guidelines in each country has also allowed us to develop insights about changing community expectations on governance, and crystallise the best features into a coherent model that we apply universally.

New USA Regulations
In 2002 the US Congress introduced the Sarbanes-Oxley Act, that amended various sections of the USA's securities laws, and directed the SEC to prepare updated regulations affecting governance, disclosure and accountability standards. In all material respects, the company was already being governed in the manner prescribed in the new laws, including those that are still not mandatory for non-USA companies. We expect to fully comply with the requirements of the Sarbanes-Oxley Act as they become effective, or earlier.

New Australian Guidelines
In March 2003, the Australian Stock Exchange Corporate Governance Council issued new guidelines that become effective this year. The guidelines provide a framework for good governance and include 10 core principles and 32 specific recommendations. From next year, companies are obliged to explain if and why they do not comply with any of the recommendations.

James Hardie already largely complies with almost all the recommendations and should fully comply this year. In most cases, this will involve documenting and disclosing existing practices.

What is good governance?
We share the commitment of regulators and others to ensure that equity markets operate within robust and credible governance frameworks. We hope that well-considered perspectives of good governance will become the hallmark of community attitudes as the new laws and recommendations are implemented.

We believe that the primary focus of good corporate governance should be clearly fixed upon achieving outstanding performance in an ethical manner where high quality outcomes are achieved and where integrity is clearly evident.

However, good governance will not be achieved simply by implementing a regime of prescriptive rules that impose a 'one-size-fits-all" requirement to comply.

Good governance should allow companies to be innovative and entrepreneurial so that they can create wealth for shareholders, value for customers and rewarding careers for employees.

The Chairman's Report on pages 6-7 and the detailed Corporate Governance section of this report on pages 51-55 provide more information, or visit our website at www.jameshardie.com and select Investor Relations.

THEIR INVESTMENT, AND THAT THE INFORMATION DISCLOSED BY THE BOARD IS ACCURATE

James Hardie (total return) versus Australia Building Materials and S&P/ASX 200 Industrials Indices ($A)



1300
1200
1100
1000
900
800
700
600
500
A$1181
A$1119
A$930
Apr 02
May 02
Jun 02
Jul 02
Aug 02
Sep 02
Oct 02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03
Apr 03
May 03
James Hardie (total return)
Dow Jones Australia Building Materials
S&P/ASX 200 Industrials

James Hardie (total return) versus Global Building Materials Indices ($A)



1300
1200
1100
1000
900
800
700
600
500
A$1181
A$897
A$713
Apr 02
May 02
Jun 02
Jul 02
Aug 02
Sep 02
Oct 02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03
Apr 03
May 03
James Hardie (total return)
Dow Jones US Building Materials
FTSE Europe Construction
& Building Materials

A$1,000 invested in James Hardie on 1 April 2002 was worth A$1,181 on 30 May 2003.
Total return on James Hardie assumes gross dividends and capital returns are reinvested at the ex-date.
Indices are accumulation indices.

This year we achieved strong operating results. These are described in detail in Management's Discussion & Analysis on pages 38 - 43 of this report.

We also completed the sale of our gypsum assets, with the sale of land in Las Vegas. The land sale provided an after-tax gain of US$30 million.

This brought net proceeds from the divestment of all gypsum assets to US$382.8 million. These assets had a total book value of US$252.3 million and resulted in a pre-tax gain of US$130.6 million, and an after-tax gain of US$85.3 million.

The company's like-for-like corporate costs increased year-on-year, although this masked a reducing trend in the second half which is being sustained.

The company also expenses the costs associated with stock options using the fair value method under Statement of Financial Accounting Standards No.123.

Separately disclosed are bonuses paid to executives for economic profit that exceeds a target in excess of the cost of capital.

Our interest expense this year was US$19.9 million. This included US$9.9 million related to a make-whole payment when we retired US$60 million of long-term debt.

Our full year tax expense rate of 24% was slightly below our long-term target of between 25% and 30%.

Adjusted EBITDA for the full year was up 121% to $158.2 million.

Capital expenditure for the year was US$89.9 million, and about 88% of this was spent on growth projects. The major growth items included the second production line at Waxahachie, Texas (US$21.6 million); the second production line in Peru, Illinois ($12.5 million); upgrades to the Cemplank plants in Blandon, Pennsylvania and Summerville, South Carolina (US$7.7 million); and the new pilot roofing plant in California (US$9.9 million).

OUR AIM IS TO HAVE A CONSERVATIVELY-GEARED BALANCE SHEET, FUND GROWTH FROM

Capital Expenditure

(Millions of US dollars)	**2003**	2002
USA Fibre Cement	**81.0**	39.3
Asia Pacific Fibre Cement	**6.6**	8.1
Other Fibre Cement	**2.5**	3.3
Corporate	**0.1**	0.1
Continuing Operations	**90.2**	50.8
Discontinued Operations	**–**	1.6
Worldwide total	**90.2**	52.4

Exchange Rates (US$1=A$)

Weighted Average	**2003**	2002
AUD	**1.7809**	1.9483
NZD	**2.0316**	2.3889
Closing Spot		
AUD	**1.6559**	1.8808
NZD	**1.8060**	2.2717

Gross Capital Employed

(Millions of US dollars)	**2003**	2002
Fixed assets	**521.3**	451.0
Inventories	**75.2**	65.4
Receivables/prepayments	**101.7**	93.1
Investments	**6.0**	6.7
Mineral reserve/Other	**3.5**	12.6
Creditors	**(82.6)**	(63.4)
Gross capital employed continuing operations	**625.1**	565.4

Depreciation and Amortisation (Millions of US dollars)

Year	Value
99	16.6
00	21.3
01	20.8
02	23.7
03	27.6

Key performance ratios included:

- A rise in basic EPS from continuing operations from US 6.4c to US 18.7 cents per share (US 37c per share including discontinued operations)
- An increase in Return on Shareholders' Funds from 8.9% to 42.3%
- A rise in Return on Capital Employed from 8.6% to 21.2%
- A rise in EBIT/Sales margins from 8.0% to 16.4%
- Gearing ratio decreased from 44.7% to 21.4%
- Net interest cover improvement from 3.0 times to 6.6 times



Phillip Morley
Chief Financial Officer

Currency of Borrowings — As of 31 March

(Millions of US dollars)	**2003**	2002
Borrowings		
USD	**165.0**	325.0
Other	**8.8**	4.9
Total Borrowings	**173.8**	329.9
Deposits		
AUD	**1.4**	1.5
USD	**49.3**	25.1
NZD	**0.7**	0.6
PHP	**2.7**	3.3
Other	**1.0**	0.6
Total Deposits	**55.1**	31.1
Net Borrowings	**118.7**	298.8

Debt Maturity Profile

(Millions of US dollars)	**2003**	2002
Less than one year	**8.8**	4.9
1-2 years	**17.6**	–
2-3 years	**25.7**	124.0
3-4 years	**27.1**	35.0
4-5 years	**8.1**	37.0
Greater than 5 years	**86.5**	129.0
Total Borrowings	**173.8**	329.9

OPERATING CASH FLOW AND, AT THE SAME TIME, PROVIDE INCOME FOR SHAREHOLDERS

Working Capital to Net Sales (%)



99 22.2
00 35.0
01 15.7
02 19.0
03 16.8

Net Interest Expense (Millions of US dollars)



99 15.5
00 20.5
01 13.2
02 16.0
03 10 9.9 19.9

One-time make-whole payment

Effective Income Tax Rate (%)



99 39.2
00 35.2
01 (1.0)
02 11.3
03 24.0

Tax Expense (Benefit) (Millions of US dollars)



99 3.1
00 13.5
01 (0.3)
02 3.6
03 27.0


CONSOLIDATED FINANCIAL STATEMENTS

Contents

(Millions of US dollars)		**2003**		2002	% Change
Net Sales					
USA Fibre Cement	**$**	**599.7**	$	444.8	35
Asia Pacific Fibre Cement		**194.4**		156.9	24
Other Fibre Cement		**9.6**		5.2	85
Total Net Sales		**803.7**		606.9	32
Net Sales	**$**	**803.7**	$	606.9	32
Cost of goods sold		**(501.9)**		(401.6)	25
Gross profit		**301.8**		205.3	47
SG&A expenses		**(153.1)**		(114.8)	33
Research and development expenses		**(18.1)**		(14.1)	28
EBIT/Operating profit before restructuring and other operating income (expense)[1]		**130.6**		76.4	71
Restructuring and other operating income (expense)		**1.0**		(28.1)	–
EBIT/Operating profit[2]		**131.6**		48.3	172
Net interest expense		**(19.9)**		(16.0)	24
Other income (expense), net		**0.7**		(0.4)	–
Operating profit/Income from continuing operations before income taxes		**112.4**		31.9	252
Income tax expense		**(27.0)**		(3.6)	–
Operating Profit/Income From Continuing Operations		**85.4**		28.3	202
Net Operating Profit/Net Income[3]	**$**	**170.5**	$	30.8	454
Volume (mmsf)					
USA Fibre Cement		**1,273.6**		988.5	29
Asia Pacific Fibre Cement		**368.3**		320.7	15
Average sales price per unit (per msf)					
USA Fibre Cement	**US$**	**471**	US$	450	5
Asia Pacific Fibre Cement	**A$**	**843**	A$	861	(2)

All results are for continuing operations unless otherwise stated.

1 Presentation of EBIT/Operating profit before restructuring and other operating (expense) income is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT/Operating profit. The Company has included this financial measure to provide investors with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations. The Company's management uses this non-GAAP measure for the same purposes.

2 EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the important measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding the operating cash requirement of our interest and income taxes. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

3 Includes discontinued operations primarily related to Gypsum.

Reconciliation of Adjusted EBITDA to income for continuing operations

(Millions of US dollars)	**2003**	2002	2001	2000	1999
Income from continuing operations	**$ 85.4**	$ 28.3	$ 30.0	$ 24.9	$ 4.8
Income tax expense (benefit)	**27.0**	3.6	(0.3)	13.5	3.1
Net interest expense	**19.9**	16.0	13.2	20.5	15.5
Other (income) expense, net	**(0.7)**	0.4	(1.6)	1.6	(5.4)
Depreciation and amortisation	**27.6**	23.7	20.8	21.3	16.6
Asset impairment	**–**	–	7.5	–	–
Adjusted EBITDA	**159.2**	72.0	69.6	81.8	34.6
Restructuring and other operating (income) expenses	**(1.0)**	28.1	8.0	4.1	26.6
Adjusted EBITDA before restructuring and other operating (income) expenses	**$ 158.2**	$ 100.1	$ 77.6	$ 85.9	$ 61.2

Adjusted EBITDA is not a measure of financial performance under US GAAP and should not be considered as an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of our profitability or liquidity. All companies do not calculate Adjusted EBITDA in the same manner and, accordingly, Adjusted EBITDA may not be comparable with other companies. We have included information concerning Adjusted EBITDA because we believe that Adjusted EBITDA is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, Adjusted EBITDA has been adjusted for noncash charges such as goodwill and asset impairment charges, as well as nonoperating income and expense items.

Total Net Sales

Total net sales for the year ended 31 March 2003 increased 32% compared to the previous year, from US$606.9 million to US$803.7 million.

Net sales from USA Fibre Cement increased 35% from US$444.8 million to US$599.7 million due to continued growth in sales volumes and higher selling prices.

Net sales from Asia Pacific Fibre Cement increased 24% from US$156.9 million to US$194.4 million due mainly to higher sales volumes.

Net sales from Other Fibre Cement increased 85% from US$5.2 million to US$9.6 million as the Chilean flat sheet business and the US-based fibre reinforced concrete pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA Fibre Cement

Net sales increased 35% from US$444.8 million to US$599.7 million.

Sales volume increased 29% from 988.5 million square feet to 1,273.6 million square feet, due to strong growth in primary demand for fibre cement, increased housing construction activity and sales of product from the Cemplank operations acquired in December 2001.

The residential housing market remained healthy during the period buoyed by low mortgage rates and strong house prices despite a softening in consumer confidence and bad weather-related slowdown in activity during the fourth quarter.

There was strong volume growth across all major markets. Market share increased in the siding, backer and trim segments and in both the southern and northern regions of the country.

In the northern region, we continued to take market share from the dominant siding material, vinyl. Market penetration strategies designed to build awareness of our products' attributes among the region's builders, distributors and homeowners helped to generate increased demand in the region.

In the southern region, growth strategies, including a greater focus on the repair and remodel segment and increased selling activity in rural areas helped the business increase demand in the region.

In the exterior products market, there was strong sales growth in higher-priced, differentiated products such as trim, vented soffits, Heritage® panels and the ColorPlus™ Collection of pre-finished siding.

In the interior cement board market, sales of Hardibacker 500™, our ½ inch backerboard that is manufactured using proprietary G2 technology, continued to grow strongly.

The average selling price increased 5% compared to the previous year, from US$450 per thousand square feet to US$471 per thousand square feet, due to an increased proportion of sales of higher-priced, differentiated products.

During the fiscal year, we commenced construction of a 160 million square feet panel line at Waxahachie, Texas, and a pilot roofing products plant at Fontana, California. At the Peru plant in Illinois, we began to manufacture products on a newly-commissioned second production line in September 2002.

On 22 October 2002, we announced that our Blandon, Pennsylvania plant will undergo a US$15.3 million upgrade that is expected to increase its annual production capacity from 120 million square feet to 200 million square feet to meet rapidly growing demand in the north-east region.

Asia Pacific Fibre Cement

Net sales increased 24% from US$156.9 million to US$194.4 million. Sales volume increased 15% from 320.7 million square feet to 368.3 million square feet.

Australia Fibre Cement

Net sales increased 24% from US$100.7 million to US$124.7 million. In local currency, the increase was 13%.

The growth in net sales was due to a 16% increase in sales volume, from 219.5 million square feet to 254.4 million square feet, partly offset by a 2% decrease in the average selling price due to pricing pressure from competitors.

Demand for new residential housing remained at high levels during the period buoyed by a relatively strong economy and low interest rates.

Despite new housing approvals slowing in the second half of the year, robust residential renovation activity and the 3-6 month lag between the start of house construction and the sale of our products helped to maintain strong demand.

During the year, we relocated our corrugate production line, which manufactures HardiFence™, from Perth to Brisbane.

During the year, we launched two new internal lining products. HardiRock™ is a fibre cement wet area lining board that is flexible and is easy to cut and nail. Ezi-Grid™ Tilebacker is another wet area lining sheet designed to make tile installation easier for internal lining. Both products are expected to strengthen our share of the internal lining segment.

New Zealand Fibre Cement

Net sales increased 36% from US$38.0 million to US$51.7 million due to an increase in sales volume, partly offset by a small decrease in the average selling price. In local currency, net sales increased 16%.

Sales volume increased 22% from 36.4 million square feet to 44.3 million square feet due to stronger demand arising from increased residential building activity, which is being fuelled by low and stable interest rates, strong house prices and a stronger economy. The lower average selling price resulted from an increased proportion of lower priced export sales and increased domestic price competition.

The new Linea® weatherboard cladding range of products launched in March 2002 continued to penetrate its targeted markets, taking market share from alternative products such as brick. Linea® is a thick, lightweight weatherboard that uses our proprietary low-density technology and offers a number of performance advantages, notably superior durability, over timber weatherboards.

Despite the non-residential building market being weaker during this fiscal year compared to the prior fiscal year, sales of panel products such as Hardipanel™ Titan and Hardipanel™ Compressed sheet were up strongly during this fiscal year compared to the previous year.

The business gained several key customers during the year and increased its share of fibre cement sales.

Philippines Fibre Cement

Net sales decreased by 1% from US$18.2 million to US$18.0 million. In local currency, net sales were flat. This was due to an increase in sales volume, offset by a lower average selling price.

Sales volume increased 8% compared to the prior fiscal year, from 64.8 million square feet to 69.7 million square feet due to increased demand in the domestic building boards market.

We continued to penetrate the domestic building boards market during the year, taking further share from the main competing material, plywood. Strong demand for HardiFlex® lite, a thin, light sheet designed for ceiling applications, and HardiFlex®, used in ceiling and internal wall applications, continued during the year.

During the year, we launched our first plank product, HardiPlank™ Select Cedarmill, which is being marketed to architects and developers. The launch of plank is expected to increase sales to large residential projects.

Export sales were weaker compared to the previous year, due primarily to supply issues and lower export demand.

The average selling price decreased 7% compared to the previous year due to a decrease in sales of higher-priced exports.

Other Fibre Cement

Chile Fibre Cement

Our Chilean operation, which began commercial production in March 2001, is penetrating the market at its targeted rate.

Economic instability in the neighbouring countries of Argentina and Brazil continued to have a negative effect on the Chilean economy.

Despite weak market conditions during the year, net sales and sales volumes were significantly higher than last year, increasing 153% and 120%, respectively.

During the year, the business moved to the next stage of its market penetration strategy with the launch of new interior and exterior products. These include Hardibacker™, for interior applications, and textured panels and planks, for exterior cladding.

Selling prices continued to be negatively affected by aggressive pricing by competitors as they continued to try to maintain market positions.

Hardie® Pipe

Hardie® Pipe continued to penetrate the south-east market of the United States and improve its operational efficiencies. Net sales more than doubled compared to the prior year.

Sales volumes have continued to grow since the business began operating early in calendar year 2001, as awareness among construction contractors has increased and as the product range has been progressively expanded.

The increased sales have resulted in a doubling of our share of our targeted large diameter drainage pipe market in Florida compared to the prior year.

Competition has reacted to our market entry with aggressive pricing. As a result, our average selling price is lower compared to the previous fiscal year. This decrease is being offset by unit production costs that have continued to decline during the year as we achieve significant improvements in manufacturing efficiencies.

The Florida civil construction market remains buoyant. Activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

Gross Profit

Gross profit increased 47% from US$205.3 million to US$301.8 million due to strong improvements in USA Fibre Cement and Asia Pacific Fibre Cement. The gross profit margin increased 3.8 percentage points to 37.6%.

USA Fibre Cement gross profit increased 49% due to higher sales volumes, higher average selling prices and lower unit cost of sales. The gross profit margin increased 3.8 percentage points.

Asia Pacific Fibre Cement gross profit increased 35% following strong improvements from all businesses. Increased volumes, lower raw material costs and improved manufacturing efficiencies were major factors in the improved results. The gross profit margin increased 3.2 percentage points.

Adjustments Related to Stock Option Accounting

Effective in fiscal year 2003, we adopted retrospectively the fair value based method of accounting for stock options as outlined in Statement of Financial Accounting Standards No. 123, *Accounting for Stock-based Compensation* ("SFAS 123"). SFAS 123 requires the company to value stock options issued based upon an option-pricing model and recognise this value as compensation expense over the periods in which the options vest. Previously, the company used variable plan accounting. As a result, fiscal year 2002 has been restated to reflect lower compensation cost of US$1.4 million that would have been recognised under the fair value based accounting method for all options granted, modified or settled in fiscal years beginning after 15 December 1994.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 33% compared to last year, from US$114.8 million to US$153.1 million. The amount previously reported for 2002 is adjusted and decreased by US$1.4 million for the adoption of SFAS 123. After this adjustment, the increase in SG&A expenses was mainly due to the funding of growth initiatives in the USA, an increase in bonus accruals in line with the significant improvement in operating profit and redundancy costs associated with restructuring in the Asia Pacific business. As a percentage of sales, SG&A expenses increased by 0.1 of a percentage point to 19.0%.

Research and Development (R&D) Expenses

Research and development includes costs associated with 'core' research projects that are aimed at benefiting all fibre cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs increased 27% to US$10.4 million due to increased project costs and intellectual property costs.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 30% to US$7.7 million, reflecting a greater number of projects in the development and commercialisation phase.

Total research and development costs as a percentage of sales remained comparable to the prior year, at 2.3%.

Restructuring and Other Operating Income (Expenses)

During the current fiscal year, we realised a US$1.0 million gain from the settlement of our pulp hedge contract. In the previous fiscal year, there was a charge of US$28.1 million related to a number of costs that did not recur in this fiscal year.

EBIT/Operating Profit Before Restructuring and Other Operating Income (Expenses)

EBIT before restructuring and other operating expenses increased 71% from US$76.4 million to US$130.6 million. The amount previously reported for fiscal year 2002 is adjusted and increased by US$1.4 million for the adoption of SFAS 123. After this adjustment, the EBIT margin before restructuring and other operating (expenses) income increased 3.7 percentage points compared to last year, to 16.2%.

EBIT/Operating Profit

EBIT increased 172% from US$48.3 million to US$131.6 million. The amount previously reported for fiscal year 2002 is adjusted and increased by US$1.4 million for the adoption of SFAS 123. After this adjustment the EBIT margin increased 8.4 percentage points to 16.4%.

USA Fibre Cement EBIT increased 81% from US$85.8 million to US$155.1 million. The increase in USA Fibre Cement EBIT was due to strong sales volume growth driven by increased primary demand for fibre cement and lower unit cost of sales from improved manufacturing efficiencies, partly offset by higher SG&A costs. In addition, a US$12.6 million one-time charge was recorded in the previous year to settle litigation involving certain products. Excluding this charge, EBIT increased 58% and the EBIT margin increased 3.7 percentage points to 25.9%.

Australia Fibre Cement EBIT increased 29% from US$18.4 million to US$23.8 million. In local currency, the increase was 18%. The stronger EBIT performance was due to higher sales volume and lower unit cost of sales, partly offset by higher SG&A costs. The EBIT margin increased 0.8 of a percentage point to 19.1%.

New Zealand Fibre Cement EBIT increased 17% from US$5.2 million to US$6.1 million. In local currency, the increase was 3%. The increase was primarily due to higher sales volumes and lower manufacturing costs, partly offset by higher SG&A costs. The EBIT margin decreased 1.9 percentage points to 11.8%.

Our Philippines business recorded a small operating profit for the year, compared to a small operating loss for the previous year. The profit was primarily due to increased domestic sales and lower costs of production and SG&A.

Both Hardie® Pipe and Chile Fibre Cement incurred operating losses during the period as these businesses continued to ramp up.

General corporate costs decreased by US$11.2 million from US$41.1 million to US$29.9 million. The amount previously reported for fiscal year 2002 is adjusted and decreased by US$1.4 million for the adoption of SFAS 123 and by US$0.6 million related to activities that are now a part of Other Fibre Cement. Excluding these adjustments, the decrease in general corporate costs was primarily due to a US$8.1 million charge for a decrease in the fair value of the pulp hedge contract and a US$7.4 million charge related to our corporate restructuring being incurred in the year ended 31 March 2002, which were not repeated in fiscal year 2003, partially offset by increased bonus expense, in line with the significant improvement in operating profit. For the fiscal year 2003, general corporate costs consist of bonus expense of US$7.1 million, SFAS 123 expense of US$1.7 million, and other general costs of US$21.1 million.

Net Interest Expense

Net interest expense increased 24% from US$16.0 million to US$19.9 million. This increase was primarily due to a US$9.9 million make-whole payment, which was partially offset by a decrease in net borrowings following the receipt of proceeds from the sale of our Gypsum business in April 2002. Excluding the one-time make-whole payment, interest costs decreased 37% to US$10.0 million.

The make-whole payment resulted from the early retirement of US$60.0 million of long-term debt in December 2002. The retirement of the debt will result in a saving of approximately US$24.4 million in interest costs for the remaining term of the debt.

Income Tax Expense

Income tax expense increased by US$23.4 million from US$3.6 million to $27.0 million.

Operating Profit/Income from Continuing Operations

Income from continuing operations increased by US$57.1 million from US$28.3 million for the full year ended 31 March 2002 to US$85.4 million for the full year ended 31 March 2003. Income from continuing operations previously reported for fiscal year 2002 is adjusted and increased by US$1.7 million for the adoption of SFAS 123, which includes a deferred tax benefit of US$0.3 million.

Dividend and Capital Return

The Board has recommended a capital return of US 15 cents per share and has declared a final dividend of US 2.5 cents a share. The dividend was declared in United States dollars and will be paid in the Australian dollar equivalent converted at record date. ADR holders will receive United States dollars. The capital return was declared at 13.05 Euro cents (equivalent to US 15 cents at declaration) and will be paid in the Australian dollar equivalent to the Euro amount converted at the record date. ADR holders will receive the United States dollar equivalent. Currency exchange rates at the record date will determine the amounts actually received by CUFS and ADR holders.

Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of US$55.1 million as of 31 March 2003. At that date, we also had credit facilities totalling US$412.8 million of which US$173.8 million was outstanding. Our credit facilities are all unsecured and consist of the following:

(Millions of US dollars)

Description	Effective Interest Rate at 31 March 2003	Total Facility at 31 March 2003	Principal Outstanding at 31 March 2003
US$ notes, fixed interest, repayable annually in varying tranches from 2004 through 2013	7.09%	$ 165.0	$ 165.0
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity in November 2005	N/A	120.8	–
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, until maturity in October 2003	N/A	117.5	–
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin, until maturity in December 2003	4.80%	9.5	8.8
Total		**$ 412.8**	**$ 173.8**

Cash Flows

Cash Flows from Operating Activities
Net operating cash inflows decreased by US$11.8 million to US$64.8 million for the year ended 31 March 2003 compared to the prior year. Excluding the gain on disposal of subsidiaries, net cash inflows increased by US$71.0 million primarily due to the increase in operating profit.

Cash Flows from Investing Activities
Net investing activity cash flows produced a cash inflow of US$237.9 million for the year ended 31 March 2003 compared to a net cash outflow of US$77.2 million in the prior year. The primary increase was due to US$383.4 million generated from the sale of our Gypsum business and Las Vegas land, less US$57.1 million cash paid for the transfer of control of ABN 60. Also, we spent US$37.8 million more on capital expenditures in the current year. We also had a business acquisition cash outflow in the prior year of US$40.8 million that did not recur in the current year.

Cash Flows from Financing Activities
Net financing activities used US$279.4 million for the year ended 31 March 2003 compared to US$40.8 used in the prior year. Net repayments of borrowings increased by US$42.6 million, proceeds from the issuance of common stock decreased by US$109.7 million, repayment of capital increased by US$72.3 million and dividends paid increased by US$14.0 million.

Other Balance Sheet Items

On 31 March 2003, James Hardie deconsolidated and transferred control of its subsidiary ABN 60 Pty Limited (formerly James Hardie Industries Limited, "ABN 60") to a newly created independent company called ABN 60 Foundation Pty Limited ("ABN 60 Foundation"). ABN 60 has obligations to make payments to the Medical Research and Compensation Foundation (the "Foundation") consistent with the arrangements that were in place in February 2001.

Discontinued Operations

In fiscal year 2002, we successfully completed the transformation of our company into a purely fibre cement business when we sold our Windows business and signed a definitive agreement to sell our Gypsum business, which was based in the United States. We completed the sale of our Gypsum operations on 25 April 2002 and the sale of the Las Vegas land related to our Gypsum operations on 21 March 2003. We recorded a net income from discontinued operations of US$85.1 million during the year and US$2.5 million in the prior year.


ALAN MCGREGOR


MICHAEL BROWN


GREGORY CLARK


MICHAEL GILLFILLAN

Supervisory Board

NON-EXECUTIVE DIRECTORS

Alan McGregor AO, MA (Cantab), LLB
Chairman, Supervisory Board & Joint Board
Age 66
Mr McGregor joined James Hardie as a non-executive Director in 1989 and became Chairman in 1995. He is now the Chairman of the Joint Board and the Supervisory Board and a member of the Audit Committee, Nominating and Governance Committee, and Remuneration Committee.

Mr McGregor has had a distinguished career in the law and as a director and chairman of a number of large Australian public companies.

He is Chairman of Burns Philp & Co. Ltd, the Australian Wool Testing Authority Ltd and the Centre for Independent Studies. He is a former Chairman of FH Faulding & Co Ltd. Mr McGregor is a Board or Committee Member of a number of charitable and community organisations.

Mr McGregor is a resident of Australia.

Michael Brown BEc, MBA, FCPA
Age 57
Mr Brown joined James Hardie as a non-executive Director in September 1992. He is a member of the Joint Board and Supervisory Board, and Chairman of the Audit Committee.

Mr Brown has broad executive experience spanning finance, accounting and general management in Australia, Asia and the United States.

He was Group Finance Director of Brambles Industries Ltd from 1995 to 2000; prior to that he was Finance Director of Goodman Fielder Ltd, Renison Goldfields Consolidated Ltd, and Esso Australia Ltd.

He is Chairman of Repco Corporation and of Energy Developments Ltd, and Vice President of the Royal Blind Society of New South Wales.

Mr Brown is a resident of Australia.

Gregory J Clark PhD
Age 60
Mr Clark was appointed a non-executive Director in July 2002 after serving as a consultant to the Board. He is a member of the Joint Board and Supervisory Board and a member of the Nominating and Governance Committee.

Mr Clark has a distinguished background in science and business, specialising in the development and commercialisation of new technology. He is the recipient of a number of international awards for science and technology, including the Australian Academy of Science Pawsey Medal as the most outstanding young Australian scientist.

He is the former President and COO of US-based Loral Space and Communications LLC, former President of News Corporation's News Technology Group and was a member of News Corporation's Executive Committee.

Mr Clark is currently Vice Chairman of Knowledge Universe, a private company, and a technology adviser to a number of financial institutions.

Mr Clark is a resident of the USA.

Michael Gillfillan BA, MBA
Age 55
Mr Gillfillan joined James Hardie as a non-executive Director in August 1999. He is a member of the Joint Board and the Supervisory Board, as well as the Audit Committee and the Nominating and Governance Committee.

He provides James Hardie with considerable knowledge of United States capital markets and a depth of experience in commercial and corporate banking.

Mr Gillfillan has held a number of senior executive positions, including Vice Chairman of Wells Fargo Bank in the USA.

He was recently appointed a Director of UnionBanCal Corporation and its primary subsidiary, Union Bank of California, NA and is a partner at Meriturn Partners, LLC.

Mr Gillfillan is a resident of the USA.


MEREDITH HELLICAR


JAMES LOUDON


PETER MACDONALD

Meredith Hellicar BA, LLM (Hons)
Age 49
Ms Hellicar joined James Hardie as a non-executive Director in May 1992. She is a member of the Joint Board and Supervisory Board and a member of the Remuneration Committee and the Nominating and Governance Committee.

She is experienced as a company director and has held chief executive positions in resources, transport and logistics, law and financial services.

Ms Hellicar was Chief Executive Officer of the large law firm, Corrs Chambers Westgarth, Managing Director of TNT Logistics Asia Pte Ltd and of InTech Pty Ltd.

Ms Hellicar is a Director of AMP Limited, Southern Cross Airports Group and HCS Limited, Chairman of The Sydney Institute and HLA Envirosciences Pty Limited, and a Board or committee member of several charitable organisations. Ms Hellicar is also a member of the Australian Takeovers Panel.

Ms Hellicar is a resident of Australia.

James Loudon BA (Cantab), MBA
Age 60
Mr Loudon was appointed a Director in July 2002 after serving as a consultant to the Board. He is a member of the Joint Board and the Supervisory Board and a member of the Audit Committee and the Nominating and Governance Committee.

Mr Loudon has held management positions in finance and investment banking and senior roles in the transport and construction industries.

He was Group Finance Director of Blue Circle Industries Plc, one of the world's largest cement producers, from 1987 to 2001. Prior to this he was the first Vice-President of Finance for Blue Circle's companies in the United States.

Mr Loudon is currently Deputy Chairman of Caledonia Investments Plc, a non-executive Director of Malayan Cement Berhad, Chairman of the Blue Circle Pension Fund Investment Committee, and Governor of the University of Greenwich.

Mr Loudon is a resident of the UK.

Managing Board

EXECUTIVE DIRECTOR

Peter Macdonald BCA, MBA
Chief Executive Officer; Chairman, Managing Board
Age 50
Mr Macdonald joined James Hardie in 1993 as General Manager of the company's Australian fibre cement business and was appointed President of our USA operations in 1994.

He was appointed Chief Operating Officer in September 1998 and Managing Director and Chief Executive Officer in November 1999.

His career includes more than 20 years' experience in building and construction markets in the Americas, Asia and Australia. Prior to joining James Hardie, Mr Macdonald held senior roles at CSR Ltd and Metal Manufactures Ltd.

Mr Macdonald is a resident of the USA.

Consultant

Martin Koffel MS, MBA
Age 64
Mr Koffel joined James Hardie as a non-executive Director in August 1999 and served on the company's Supervisory Board, Joint Board and Remuneration Committee. He resigned from these positions in 2002 but continues to serve as a consultant to the Board and Remuneration Committee.

Mr Koffel provides James Hardie with considerable experience gained as Chief Executive Officer of a US public company. He is Chairman and CEO of URS Corporation.

Explanation of degrees and abbreviations
AO Order of Australia; MA (Cantab) Master of Arts, Cambridge University, UK; BA (Cantab) Bachelor of Arts, Cambridge University, UK; LLB Bachelor of Laws; BEc Bachelor of Economics; MBA Master of Business Administration; FCPA Fellow Certified Practicing Accountants; PhD Doctor of Philosophy; BA Bachelor of Arts; LLM Master of Laws; (Hons) Honours; BCA Bachelor of Commerce and Administration; MS Master of Science.

Your Directors present their report on the consolidated entity consisting of James Hardie Industries NV ("JHI NV") and the entities it controlled at the end of, or during, the year ended 31 March, 2003 ("James Hardie").

Directors

At the date of this report the members of the Supervisory Board are: Messrs AG McGregor and MR Brown, Ms M Hellicar, Messrs MJ Gillfillan, JRH Loudon and GJ Clark and the Management Board member is Mr PD Macdonald. The Joint Board consists of all of the members of the Supervisory Board plus Mr PD Macdonald.

Directors' qualifications, experience and special responsibilities are set out in the Directors' Profiles on page 44-45.

JHI NV Board changes between 1 April, 2002 to the date of this report were: Messrs JRH Loudon and GJ Clark were appointed to the Supervisory Board by shareholders on 19 July 2002, Mr MM Koffel retired from the Supervisory Board on 19 July 2002, and Mr DE Cameron resigned from the Managing Board on 11 March 2003.

Current JHI NV secretaries

Mr PJ Shafron and Ms SE Parabirsing

Corporate Governance

Details of JHI NV's corporate governance and Board Committees are set out on pages 51-55 and are commented upon in the Chairman's Report on pages 6 and 7.

Directors' attendance at JHI NV Board and Board committee meetings during the financial year:

	Boards of Directors				Committee Meetings					
Member	Supervisory		Joint Board		Audit		Remuneration		Nominating and Governance	
	H	A	H	A	H	A	H	A	H	A
AG McGregor	5	5	8	8	7	7	3	3	3	3
MR Brown	5	5	8	8	7	7	–	–	3	3
M Hellicar	5	5	8	8	7	7	3	3	–	–
MJ Gillfillan	5	5	8	8	7	6	–	–	3	3
JRH Loudon	3	3	6	5	–	–	–	–	1	1
GJ Clark	3	3	6	5	–	–	1	1	–	–
MM Koffel	2	2	2	2	–	–	–	–	–	–
	Management									
PD Macdonald	6	6	8	8	–	–	–	–	–	–
DE Cameron	4	4	–	–	–	–	–	–	–	–

H = Number of meetings held during the time the Director held office or was a member of the Committee during the financial year.

A = Number of meetings attended during the time the Director held office or was a member of the Committee during the financial year.

Directors' relevant interests in JHI NV securities:

	Shares/ CUFS					Options
	Beneficial	Beneficial	Beneficial	Non beneficial	Total shares/CUFS	Total (all beneficial)
	6 May 02	27 Aug 02	13 May 03	13 May 03	13 May 03	13 May 03
Supervisory Board Members	Reported in last year's report	SBSP Note (1)		Note (2)	Date of this report	Note (3)
AG McGregor	3,490,794	1,641	3,492,435	5,121,200	8,613,635	–
M Hellicar	2,761	2,948	5,709	–	5,709	–
MR Brown	10,000	1,641	11,641	–	11,641	–
MJ Gillfillan	50,000	1,641	51,641	–	51,641	–
JRH Loudon	–	1,641	1,641	–	1,641	–
GJ Clark	–	6,688	6,688	–	6,688	–
Managing Board Member		Market purchase				
PD Macdonald	81,000	180,000	261,000	–	261,000	3,774,000

Notes

(1) Supervisory Board Share Plan ("SBSP") allotment was at A$6.71 per JHI NV share/CUFS under the terms of the SBSP approved by JHI NV shareholders at the 2002 Annual General Meeting. Each participant's mandatory participation of 1,641 JHI NV shares/CUFS is subject to voluntary escrow period ending on 27 August 2004.

(2) No change occurred to non beneficial holdings between the date of last year's Directors' Report being 6 May 2002 and the date of this report.

(3) Note 18 to the Consolidated Financial Statements sets out details of options granted by JHI NV under the PD Macdonald 2002 Share Option Plan.

Options

Note 18 to the Consolidated Financial Statements sets out details of JHI NV options granted and options exercised.

Insurance and indemnification of Directors and officers

During the fiscal year, James Hardie paid premiums for insurance policies insuring any past, present or future director, secretary, executive officer or employee of James Hardie, including the JHI NV Directors named above, against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

Under the JHI NV Articles of Association, every officer of JHI NV is indemnified (to the maximum extent permitted by law) out of property of JHI NV against:

a) a liability to another person (other than JHI NV or a related body corporate) unless the liability arises out of conduct involving a lack of good faith;

b) a liability for costs and expenses incurred by the person:

i) in defending proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or

ii) in connection with an application in relation to such proceedings in which the court grants relief to the person under relevant legislation.

Principal activities

Principal activities of James Hardie during the financial year were the manufacture of fibre cement products in: the USA, Australia, New Zealand, Philippines and Chile.

Review of operations

A review of James Hardie's operations during the fiscal year and of the results of those operations is contained in the Financial and Operating Highlights on pages 2-5, in the Operational Performance Summary on pages 16 and 17 and in Management's Discussion and Analysis (MD&A) on pages 38-43.

Significant changes in state of affairs

During the fiscal year, James Hardie:

- settled on 25 April 2002 the US$345 million sale of its Gypsum business,
- paid a capital return to shareholders of US 20 cents per share in November 2002,
- retired US$60.0 million of long-term debt in December 2002,
- received US$48.4 million net sale proceeds for the former Las Vegas Gypsum land in March 2003, and
- expanded USA fibre cement capacity at the Blandon, Pennsylvania USA plant, commenced construction of a dedicated panel plant at Waxahachie, Texas, USA and a pilot roofing plant at Fontana, California, USA.

The Directors are not aware of any other significant change in the state of affairs of James Hardie during the fiscal year which is not covered in this Annual Report.

Post financial year events
The Directors are not aware of any matter or circumstance not otherwise dealt with in this Annual Report that has significantly or may significantly affect the operations of James Hardie, other than contained in the Chief Executive Officer's Report on pages 8 and 9.

Financial position, outlook and future needs
The financial position, outlook and future needs are set out in the Chief Executive Officer's Report on pages 8 and 9 and the Financial Review on pages 34 and 35. In the Board's opinion, any further disclosure of information would prejudice James Hardie's interests.

Research and Development
Information on James Hardie's Research and Development opportunities are set out in the Chief Executive Officer's Report on pages 8 and 9 and in the section entitled Unique Technology Driving High Growth on pages 10 to 13.

Employees
Information on James Hardie employees is set out on pages 28 and 29.

Environmental regulations and performance
The manufacturing and other ancillary activities conducted by James Hardie are subject to licenses issued under environmental laws that apply in each respective location.

Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits. In addition, dust and odour emissions from the sites are regulated by local government authorities.

Solid wastes are removed to licensed landfills and a program is in place to reduce waste produced from the manufacturing process.

James Hardie has in place an integrated environmental, health and safety management system which includes regular monitoring, auditing and reporting within James Hardie. The system is designed to continually improve James Hardie's performance and systems with training, regular review, improvement plans and corrective action as priorities.

Further information on James Hardie's environmental aims is set out on pages 30 and 31.

Dividends
The JHI NV Board has declared a dividend of US2.5 cents per share. CUFS holders will be paid the dividend in Australian currency on 2 July 2003. ADR holders will receive payment in US currency.

JHI NV paid a dividend of US2.5 cents per share (A4.28 cents per CUFS) on 30 January 2003. ADR holders received payment in US currency.

JHI NV paid a dividend of US5 cents per share (A9.17 cents per CUFS) on 1 November 2002. ADR holders received payment in US currency.

Capital Return

The JHI NV Board will seek shareholder approval to make a capital return of 13.05 Euro cents (US15 cents) per share. The record date and payment date will be advised at a later date. Payment is not expected to be made before November 2003.

JHI NV made a capital return of US20 cents per share (A38.04 cents per CUFS) on 15 October 2002. Payment was made to CUFS holders in Australian currency on 1 November 2002. ADR holders received payment in US currency.

Directors' and executives' emoluments
James Hardie aims to provide competitive total compensation by offering a package of fixed pay and benefits and performance variable pay, based on both long and short-term incentives.

James Hardie's executive compensation program is based on a pay for performance policy that differentiates compensation amounts based on an evaluation of performance results in three basic areas: corporate, business unit and individual. The program is administered by the Remuneration Committee. The Remuneration Committee reviews and approves all individual compensation recommendations for senior executives. The composition and responsibilities of the Committee are set out in the Corporate Governance section on pages 51-55 and further information is available on the company's website at www.jameshardie.com

The Chief Executive Officer makes recommendations to the Remuneration Committee on the compensation of James Hardie's key executives, based on assessments and advice from independent compensation consultants regarding the compensation practices of James Hardie and others specific to the countries in which James Hardie operates. However, the Remuneration Committee makes the final compensation decisions concerning these officers, the objectives being to:

- Provide fixed pay (base salaries) to attract and retain key executives who are critical to James Hardie's long-term success by providing a guaranteed level of income that recognises the market value of the position as well as internal equities between roles, and the individual's capability, experience and performance. Base pay for management typically approximates or is slightly above the median salary for positions of similar responsibility in peer groups.
- Provide annual variable compensation awards that reward increases in James Hardie's economic profit, as well as achievement of agreed business outcomes. Target incentive amounts are designed to be competitive by providing top quartile bonus payments for top quartile performance.
- Reinforce the executive officers' alignment with the financial interest of shareholders by providing equity-based incentives (ie, share options). Award levels are determined based on market standards and the individual's responsibility, performance and potential to enhance shareholder value. The Remuneration Committee uses the dilution-based methodology to determine the appropriate number of options to grant each year and benchmarks peers to allocate the shares appropriately to the executives.

Remuneration and other terms of employment for the Chief Executive Officer and certain other senior executives are determined by the Remuneration Committee and formalised in service agreements.

Remuneration of non-executive Directors is determined by the Board within the maximum amount approved by the shareholders from time to time. Shareholders at the 2002 JHI NV Annual General Meeting approved, in accordance with ASX Listing Rule 10.14, effective for a 3-year period, a Supervisory Board Share Plan (SBSP). Under the SBSP, members of the Supervisory Board are required to accept at least US$10,000 of their annual fees in ordinary shares/CUFS in JHI NV which are subject to a two year restricted trading period. Under the SBSP, members of the Supervisory Board will also be entitled to receive a greater proportion of their remuneration in JHI NV shares if they so elect. The issue price is the average of the market closing prices at which CUFS were quoted on the ASX during the five business days preceding the day of issue. Non-executive Directors Messrs AG McGregor and MR Brown and Ms M Hellicar also have accrued retirement benefits up to July 2002 in accordance with a discontinued shareholder-approved plan and receive Australian mandated 9% superannuation guarantee contributions on their fees. The Joint Board uses independent experts to benchmark Directors' remuneration against peer companies.

Details of the nature and amount of each element of the emoluments of each Director of JHI NV and each of the five current officers of JHI NV and James Hardie receiving the highest emoluments are set out in the following tables:

JHI NV Directors' emoluments

Non-executive Directors	Directors' Cash Fees US$	Superannuation US$	JHI NV Stock (1) US$	Total US$
AG McGregor	129,832	21,097	10,000	160,929
MR Brown	38,833	6,764	10,000	55,597
M Hellicar	28,833	5,461	20,000	54,294
MJ Gillfillan	38,833	–	10,000	48,833
JR Loudon	26,667	–	10,000	36,667
GJ Clark	–	–	50,000	50,000
Former Director:				
MM Koffel	11,225	–	–	11,225
Total emoluments for non-executive Directors	274,223	33,322	110,000	417,545

(1) The annual allocation to non-executive Directors of JHI NV stock to the value of US$10,000 was approved by shareholders at the last Annual General Meeting held on 19 July 2002. The non-executive Directors can elect to take additional stock in lieu of fees.

Executive Directors	Base Pay US$	Bonuses US$	Total Cash Pay US$	Superannuation and other Benefits US$	Shadow Share & Options (1) US$	Expatriate benefits US$
PD Macdonald	775,000	1,409,200	2,184,200	25,182	467,399	0
Former Director:						
DE Cameron	218,325	87,110	305,435	20,406	1,630	154,482
Total emoluments for executive Directors	993,325	1,496,310	2,489,635	45,588	469,029	154,482

(1) Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in emoluments during the period in which the options vest. Shadow share expense included in emoluments is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares.

Emoluments of five most highly remunerated current officers excluding JHI NV Directors

	Base Pay US$	Bonuses US$	**Total Cash Pay US$**	Superannuation and other Benefits (1) US$	Shadow Share & Options (2) US$	Relocation Allowances and other Non-recurring US$
Louis Gries	390,846	763,270	**1,154,116**	82,843	155,942	–
Phillip Morley	313,740	395,605	**709,345**	162,569	290,446	109,483
Don Merkley	255,577	384,625	**640,202**	47,267	92,100	–
Peter Shafron	303,556	334,715	**638,271**	55,162	202,192	37,291
Dave Merkley	249,231	348,579	**597,810**	50,269	62,667	–

(1) Gross up of tax on the increase/decrease in the investment value of superannuation is included for expatriate executives.

(2) Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in emoluments during the period in which the options vest. Shadow share expense included in emoluments is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares.

This report is made in accordance with a resolution of the Directors of the Joint Board.



AG McGregor
Chairman Supervisory and Joint Boards



PD Macdonald
Chief Executive Officer and Chairman Managing Board

Signed at Amsterdam, The Netherlands 13 May 2003.

In this section, you will find more detailed explanations of James Hardie's governance principles and practices. Further information is also available from the Investor Relations section of the company's website at www.jameshardie.com

A summary of the company's approach to corporate governance appears on pages 32-33 of this Annual Report. The Chairman's Report on pages 6-7 also comments on key aspects of our governance policy.

New ASX Principles and Recommendations
On 31 March the Australian Stock Exchange (ASX) Corporate Governance Council released Principles of Good Corporate Governance and Best Practice Recommendations.

ASX-listed companies are obliged to report on whether they follow the recommendations on an "if not why not" basis, for the company's first financial year commencing after 1 January 2003. As James Hardie's fiscal year ends 31 March, it will be required to formally report on the ASX recommendations for its fiscal year ended 31 March 2004.

However, in the interests of good governance and disclosure, we have included comments in this section on whether we met the best practice recommendations for the year ended 31 March 2003 and describe what steps have been taken since or are being undertaken this year in response to the ASX recommendations.

Broadly, James Hardie already complies with the majority of the ASX recommendations. In instances where it does not, this is largely because the company has not previously disclosed an existing practice. This is being addressed.

The company is developing a Corporate Governance section on its website at www.jameshardie.com that will be launched and progressively updated this year. It will include more information on the company's governance arrangements and copies of relevant policies and charters.

Governance at James Hardie
As a multi-national organisation, James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, the Australian Securities and Investment Commission (ASIC), the New York Stock Exchange (NYSE), the US Securities and Exchange Commission (SEC), the laws of The Netherlands and numerous other rule-making bodies.

We think it is important that our behaviour reflects the spirit, as well as the letter, of the law and we aim to govern the company in a way that meets or exceeds appropriate community expectations.

James Hardie's governance framework includes the following key features and practices. These are reviewed regularly and upgraded or changed as appropriate to reflect the company's interests, changes in law and what is generally regarded as sound practice.

Board Structure
James Hardie has a multi-tiered board structure. Consistent with Dutch regulatory requirements, this structure consists of a Managing Board, a Supervisory Board and a Joint Board.

The Managing Board currently includes only executive officers and is responsible for managing general affairs, operations and finance, including the treasury. The Managing Board is chaired by the CEO Mr Peter Macdonald.

The Supervisory Board currently includes only non-executive directors, including the Chairman, Mr Alan McGregor, and is responsible for advising and supervising the Managing Board based on the best interests of the company, including the interests of the shareholders.

The Joint Board currently includes all of the members of the Supervisory Board, ie the Chairman of the Board and the non-executive directors, as well as the Chairman of the Managing Board, ie the CEO. In its role and composition, the Joint Board is James Hardie's equivalent of a full board of directors of a USA or an Australian public company, and is generally referred to as the Board.

The Chairman of the Board must be an independent, non-executive director and cannot be an executive of James Hardie. The Joint Board must always include a two-thirds majority of non-executive directors.

The company's Board structure is consistent with recommendations that form part of ASX Principles 1 and 2.

Board Mission and Responsibilities
A key responsibility of the Board is determining strategy and monitoring company performance. To this end, the company adopts a 3-year business plan and a 12-month operating plan. Financial results and performance are closely monitored against the operating plan.

The Board also ensures that the company has in place effective external disclosure policies and procedures so that shareholders and the financial market are fully informed on all matters that might influence the share price.

The core responsibility of directors is to exercise their business judgment in the best interest of the company and its shareholders. Directors must fulfill their fiduciary duties to shareholders in compliance with all applicable laws and regulations. As appropriate, directors will also take into consideration the interests of other stakeholders in the company, including employees, customers, creditors and others with a legitimate interest in the company's affairs.

In discharging their duties, directors are provided direct access to and may rely upon the company's senior executives and outside advisors and auditors. Board committees and individual directors may seek independent professional advice at the company's expense for the purposes of the proper performance of their duties.

The tables on pages 46 and 47 of this annual report summarise the composition of the company's boards and board committees and each board member's attendance at meetings during the year.

The responsibilities of the Board are consistent with ASX Principle 1.

Qualifications
Directors should possess qualifications, experience and expertise which will assist the Board in fulfilling its responsibilities, as well as assist the company in achieving future growth. The skills, experience and relevant expertise of each director as well as their term of appointment is summarised on pages 44 and 45 of this annual report and more detailed biographical details appear on the company's website.

Directors must also be able to devote a sufficient amount of time to prepare for and effectively participate in board and committee meetings.

Members of our Supervisory Board, who are elected by our shareholders, and members of our Managing Board (other than our Chief Executive Officer) are elected for a three-year term. In each case, such terms expire at the end of the third annual meeting of shareholders, following election.

The responsibilities of directors and the company's expectations of them are now set out in a letter at the time the director is appointed, consistent with ASX Principle 1.

Tenure
The Board does not believe that arbitrary limits on the tenure of directors are appropriate or in the best interests of the company and its shareholders. Limits on tenure may cause the loss of experience and expertise that are important contributors to the long-term growth and prosperity of the company. Conversely, the Board does not believe that directors should expect to be automatically nominated for re-election at the end of their three-year term, but that their nomination for re-election should be based on their individual performance and the needs of the company. Under Netherlands' law, directors must retire upon reaching 72 years of age.

Standards of Performance
There are performance and evaluation processes for directors that are conducted by the Nominating and Governance Committee and these are important factors in determining nominations for re-election as well as for selecting nominees for new directors. The company plans further disclosure in the current year on performance evaluation, consistent with ASX Principle 8.

Independence
Directors are expected to bring their independent views and judgment to the Board and must declare any potential or actual conflicts of interest.

At least a two thirds majority of the directors must be independent and the office of Chairman and Chief Executive Officer cannot be held by the same person simultaneously other than in special circumstances and/or for a short period of time.

In determining the independence of directors and whether a director has a material relationship with the company or another party that might impair their independence, the Board considers all relevant facts and circumstances, including the following:

- company stock owned, either directly or indirectly by the director;
- compensation received by the director or a family member (other than amounts received for service to the Board);
- employment by the company (or any of its affiliates) of the director or a family member, whether such employment is current or in the past;
- business relationships between (i) the director or a family member or any business entity associated with them and (ii) any of the company's auditors, advisors, vendors, or other business entities or individuals providing services to the company;
- any interlocking board or other company committee relationships; and
- any other direct or indirect relationship between the director and the company that may be material.

The Nominating and Governance Committee reviews the applicable definitions and director independence on a continuous basis.

All of the non-executive directors, including the Chairman, currently meet the independence criteria proposed by the ASX (Principle 2), the SEC and the NYSE.

Meetings
The Joint and Supervisory Boards generally meet between five and eight times each year and board committees meet as required to fulfill their responsibilities. At each Board meeting, the Supervisory Board conducts sessions without any members of the company's management present.

The Board has an annual program of visiting company facilities and spending time with line management, customers and suppliers to better understand the company's businesses and the markets in which James Hardie operates.

The Audit Committee meets a minimum of once a quarter to conduct business pursuant to its charter, to review quarterly financial results and releases and to discharge its other responsibilities.

Director Orientation
The company has an orientation procedure for new directors consistent with ASX Principle 8. The company's Chief Executive Officer, Chief Financial Officer, General Counsel and Executive Vice Presidents are responsible for providing information for the orientation for new directors and for periodically providing materials or briefing papers to the boards on such matters as may be requested or appropriate for the fulfilment of the directors' duties.

Typically, a new director will undergo an extensive orientation including:

- visits to company facilities, meetings with management and customers;
- reviews of financial position, strategy, operating performance and risk management;

- their rights, duties and responsibilities; and
- the role of board committees.

Similar induction and orientation programs are in place for executives and employees and are tailored according to seniority and position.

Management Succession
The Board has developed and periodically revises management succession plans, policies and procedures for the company's Chief Executive Officer and other senior officers, whether such succession occurs as a result of a promotion, termination, resignation, retirement or emergency.

Compliance, Ethics and Integrity
The company seeks to maintain high standards of integrity and is committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour. In 2002, the company revised and updated its already comprehensive Code of Ethics and will continue to do so periodically.

The Board requires that employees comply with the spirit as well as the letter of all laws and other statutory requirements governing the conduct of James Hardie's activities in each country in which it operates.

Specific action, including training and education, has been taken to ensure that employees understand and comply with their obligations in areas such as occupational health and safety, trade practices/antitrust, environmental protection, employment practices such as equal opportunity, sexual harassment and discrimination, continuous disclosure and insider trading, public and SEC disclosure, and corrupt practices.

The company's Code of Ethics is consistent with the recommendations that form part of ASX Principle 3 and Principle 10. A copy of the code will be available from the company's website.

Audit Committee

The company safeguards the integrity of its financial reporting consistent with the recommendations of ASX Principle 4.

Scope
The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities relating to the company's financial statements, financial reporting processes, internal accounting and financial control systems, internal audit, external audit and such other matters as the Board may request from time to time.

Composition
- Membership: The Audit Committee is comprised of at least three members of the Joint Board who are appointed by the Joint Board.
- Independence: Each member is a non-executive director, independent of the company and management.
- Qualifications: All members have sufficient business and financial expertise to act effectively as members of the committee, as determined by the Joint Board.
- Chair: The Chair is nominated by the Joint Board and may not also be the chairman of the Joint Board.

Responsibilities
- Standards and Quality: The Audit Committee oversees the adequacy and effectiveness of the company's accounting and financial policies and controls, including periodic discussions with management, external auditors and internal auditors, and seeks assurance of compliance with relevant regulatory and statutory requirements.
- Financial Reports: The Audit Committee oversees the company's financial reporting process and reports on the results of its activities to the Joint Board. Specifically, the Audit Committee reviews with management and the external auditors the company's annual and quarterly financial statements and reports to shareholders, seeking assurance that the external auditor is satisfied with the disclosures and content of the financial statements. The committee reviews material accounting policies, any off balance sheet transactions and material litigation on an as needed or quarterly basis. The Chair of the Audit Committee may represent the entire Audit Committee for the purposes of quarterly reviews.
- External Audit: The Audit Committee discusses with the external auditors the overall scope and plans for its audit activities, including staffing, contractual arrangements and fees. It reviews all audit reports provided by the external auditor, including an annual report from the external auditor on its independence. The Committee also specifically approves or establishes approval policies or procedures for any proposed audit and non-audit activity by the providers of the external audit.
- Internal Audit: The Audit Committee discusses with the internal auditors the overall scope and plans for its audit activities. It reviews all internal audit reports.
- Appointment of External Auditor: The external auditor is appointed by the Joint Board. The Audit Committee reviews the performance of the external auditor annually, and can recommend to the Joint Board any changes to the appointment it deems appropriate.

Processes
- Communications: The Audit Committee maintains free and open communications with the external auditors, internal auditors and management. The Committee periodically meets with the external auditors without representatives of management present to discuss the adequacy of the company's disclosures and policies, and to satisfy itself regarding the external auditor's independence from management.
- Access: In exercising its oversight role, the Audit Committee may investigate any matter relevant to its charter or relating to its role and scope, and for this purpose has full access to the company's records, personnel and any required external support.
- Standards: The Audit Committee reviews, and may take any necessary action to uphold, the overall quality of the company's financial reporting and practices.
- Charter: The Audit Committee reviews and reassesses its charter at least annually, and recommends any changes it considers appropriate to the Joint Board.

- Special Reviews: The Audit Committee may undertake other special duties during the course of the year as requested by the Joint Board.

The external auditor attends shareholder meetings and is available to answer questions from shareholders about the conduct of the audit and the preparation and content of the audit report and the company's accounts.

The company is currently revising its Audit Committee charter and, once adopted, it will be posted on the company's website.

Members of the Audit Committee are Messrs MR Brown (Chairman), MJ Gillfillan, JRH Loudon and AG McGregor.

Nominating and Governance Committee

The company's Nominating and Governance Committee was formed in 2002 and operates in accordance with recommendations that form part of ASX Principle 2.

The Nominating and Governance Committee's role includes:

- the continuous evaluation and refinement of the company's corporate governance processes;
- the evaluation of individual director performance;
- the evaluation, at least annually, of the performance of each board and its committees;
- the recommendation of candidates for re-election;
- consideration of issues regarding board composition and size; and
- the identification and screening of candidates for election or appointment to the boards.

The company is currently revising its Nominating and Governance Committee charter and, once adopted, it will be posted on the company's website.

Members of the Nominating and Governance Committee are: Messrs AG McGregor (Chairman), GJ Clark, MJ Gillfillan, Ms M Hellicar and Mr JRH Loudon.

Remuneration Committee

The structure and disclosure of the company's remuneration arrangements is consistent with ASX Principle 9.

To achieve and sustain high performance, the Board believes it is important to attract and retain high calibre employees. The company uses a mix of fixed pay, performance-based remuneration and equity-based remuneration.

In recent years, the use of variable or at risk remuneration has been expanded such that a growing proportion of executive remuneration is at risk and dependent on individual and company performance.

Performance-based remuneration is determined by the extent to which the company's economic profit exceeds the cost of capital and the extent to which the executive contributed to such an outcome.

James Hardie also encourages share ownership by directors, executives and employees to align their interests with those of the shareholders. Executives and employees participate in share option and share purchase schemes tied to individual and company performance.

The company's share and share option plans operate within limits approved by shareholders and deliver a benefit to executives and employees only if there is a corresponding benefit to shareholders. The Chief Executive Officer's most recent option plans deliver a benefit only if the company's Total Shareholder Return (TSR) exceeds the average TSR for a benchmark group of 100 companies listed on the ASX. The options do not fully vest for three years from the date of grant.

In addition, directors are required to receive at least US$10,000 of their directors' fees in shares of the company's stock. A retirement plan for directors was terminated in 2002 and directors appointed since then are not entitled to retirement benefits. Three directors had accumulated benefits under the plan that will be paid out when they retire and Australian-based directors still receive government mandated superannuation payments.

The Joint Board has established a Remuneration Committee to institute appropriate controls in the remuneration of senior executives and non-executive directors and to advise it on remuneration policies and practices. The Remuneration Committee's membership is limited to independent directors and its role includes:

- review and approval of the Chief Executive Officer's remuneration package and evaluation of performance each year;
- review and approval of the annual remuneration policy guidelines for other senior executives;
- recommending the granting of stock options or other forms of equity-based compensation;
- approval of any significant changes in remuneration policy, superannuation, or executive and employee incentive plans;
- considering changes in non-executive directors' compensation; and
- overseeing succession planning for senior management positions including the Chief Executive Officer.

The company is currently revising its Remuneration Committee charter and, once adopted, it will be posted on the company's website.

Members of the Remuneration Committee are Mr AG McGregor (Chairman) and Ms M Hellicar. Mr MM Koffel, a consultant to the Joint Board, also serves as consultant to the committee.

Risk Management

The Board is responsible for satisfying itself that the company's risk management systems are effective and, in particular, for ensuring that:

- the principal strategic, operational and financial risks are identified;
- effective systems are in place to monitor and manage risks; and
- reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

In addition to maintaining appropriate insurance and other risk management measures, the Board has taken the following steps to address identified risks:

- established policies and procedures in relation to treasury operations, including the use of financial derivatives;
- issued and revised standards and procedures in relation to environmental and health and safety matters;
- implemented and maintained training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and IP protection; and
- issued procedures requiring that significant capital and revenue expenditure is approved at an appropriate level of management or by the Board.

The internal and external audit functions are involved in risk assessment and management and the measurement of effectiveness. The internal and external audit functions are separate and independent of each other.

The above risks are also addressed in the company's Code of Ethics and monitored by regular reports to the Board. Presentations are also made to the Board, and to the Audit Committee during the year, by members of the management team and independent advisers, where appropriate.

The company's risk management procedures are consistent with the recommendations that form part of ASX Principle 7. Instead of one risk management policy, the company has numerous risk management systems and policies that govern the management of risk. The company is reviewing the need for additional disclosure of its risk management systems including that related to its internal compliance and control system.

Certifying Financial Reports
Under US law, the Chief Executive Officer and Chief Financial Officer certify that the company's accounts are a fair presentation of the company's financial condition and results. This also satisfies recommendations that form part of ASX Principle 7.

Disclosure Policy
The company complies with all relevant disclosure laws and listing rules in Australia (ASX and ASIC), the United States (SEC and NYSE) and The Netherlands. As it stands, the company's disclosure policy is consistent with ASX Principle 5. However, the company is currently updating its policy and, once adopted, the new policy will be posted on the company's website.

Investor Relations and Communication
James Hardie is committed to effective communication with its investors and has won a number of awards for investor relations over the past two years. The company's investor relations program includes:

- management briefings and presentations to accompany quarterly results, which are accessible on a live webcast and teleconference;
- webcasts of other management briefings and the shareholder information meeting;
- a comprehensive investor relations website that includes all company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and roadshow presentations;
- site visits and briefings on strategy for investment analysts in Australia and the United States;
- a quarterly newsletter available free to shareholders and other interested parties;
- use of e-mail to alert investors to announcements and other events; and
- equality of access to briefings, presentations and meetings for shareholders, investment analysts and media.

The company's communication strategies are consistent with the recommendations that form part of ASX Principle 6.

Subsidiary Relationships
The substance of these corporate governance standards applies to all subsidiary companies of the James Hardie group.

Share Purchases by Directors and Senior Executives
Directors must notify the Chairman before buying or selling James Hardie shares. Purchases or sales of shares can only be made within four weeks beginning two days after the announcement of quarterly or full year results. The Board recognises that it is the individual responsibility of each director and officer of James Hardie to ensure they comply with the spirit and the letter of insider trading laws and that notification to the Board in no way implies Board approval of any transaction. Directors are subject to the company's insider trading policy and rules. The company's policies and rules are consistent with recommendations that form part of ASX Principle 3 and will be available from the company's website.

Responsibilities to Legitimate Stakeholders
The company's Code of Ethics, referred to above, covers many aspects of company policy that govern compliance with legal and other obligations and is largely consistent with the recommendations of ASX Principle 10. The Code will be available from the company's website, is being revised this year and, once adopted, the revised version will also be available on the website.

Additional Information
The company is expanding its website to include a dedicated section on Corporate Governance as part of the Investor Relations section of the site at www.jameshardie.com

This section will provide more information on the company's governance arrangements including more details about its compliance with the ASX Corporate Governance Council's Principles of Good Corporate Governance that were released in March 2003.

The information on this section of the website will be progressively updated during the year, including the posting of various policies, charters and codes that form part of the company's governance system.

To the Board of Directors and Shareholders of James Hardie Industries N.V. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of James Hardie Industries N.V. and Subsidiaries at 31 March 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 17 to the consolidated financial statements, on 25 April 2002, the Company sold the assets of its Gypsum business.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting to reflect stock-based compensation under a fair value based model and retroactively restated all years presented. Also as discussed in Note 2, the Company changed its method of accounting for early extinguishments of debt, which resulted in costs incurred during the year ended 31 March 2003 not being classified as extraordinary.



PricewaterhouseCoopers LLP
Los Angeles, California
2 May 2003

	(Millions of US dollars) 31 March		(Millions of Australian dollars) 31 March	
ASSETS	**2003**	2002	**2003**	2002
Current assets:			**(Unaudited)**	(Unaudited)
Cash and cash equivalents	**$ 55.1**	$ 31.1	**A$ 91.2**	A$ 58.5
Accounts and notes receivable, net of allowance for doubtful accounts of $1.1 million (A$1.8 million) and $0.7 million (A$1.3 million) as of 31 March 2003 and 31 March 2002, respectively	**91.4**	80.3	**151.3**	151.0
Inventories	**75.2**	65.4	**124.5**	123.0
Refundable income taxes	**20.4**	9.9	**33.8**	18.6
Prepaid expenses and other current assets	**6.6**	7.2	**10.9**	13.5
Deferred tax assets	**23.1**	22.6	**38.3**	42.5
Current assets - discontinued operations	**-**	41.4	**-**	77.9
Total current assets	**271.8**	257.9	**450.0**	485.0
Long-term receivables	**3.7**	5.5	**6.1**	10.3
Investments	**6.0**	6.7	**9.9**	12.6
Property, plant and equipment, net	**521.3**	451.0	**863.2**	848.2
Intangible assets, net	**3.4**	3.6	**5.6**	6.8
Prepaid pension cost	**-**	8.9	**-**	16.7
Deferred tax assets	**21.4**	5.8	**35.4**	10.9
Non-current assets - discontinued operations	**-**	228.4	**-**	429.6
Total assets	**$ 827.6**	$ 967.8	**A$ 1,370.2**	A$ 1,820.1
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	**$ 75.2**	$ 59.7	**A$ 124.5**	A$ 112.3
Short-term debt	**8.8**	4.9	**14.6**	9.2
Accrued payroll and employee benefits	**31.7**	25.7	**52.5**	48.3
Accrued product warranties	**7.3**	7.9	**12.1**	14.9
Income taxes payable	**8.7**	18.3	**14.4**	34.4
Other liabilities	**4.9**	6.7	**8.1**	12.6
Current liabilities - discontinued operations	**-**	19.6	**-**	36.9
Total current liabilities	**136.6**	142.8	**226.2**	268.6
Long-term debt	**165.0**	325.0	**273.2**	611.3
Deferred tax liabilities	**65.5**	23.0	**108.5**	43.3
Liability to Medical Research and Compensation Foundation	**-**	50.2	**-**	94.4
Accrued product warranties	**7.5**	9.8	**12.4**	18.4
Other liabilities	**18.3**	12.0	**30.3**	22.6
Non-current liabilities - discontinued operations	**-**	34.3	**-**	64.5
Total liabilities	**392.9**	597.1	**A$ 650.6**	A$ 1,123.1
Commitments and contingencies (Note 14)	**-**	-	**-**	-
Shareholders' equity:				
Common stock, 2.0 billion shares authorised; Euro 0.64 par value, 457,514,598 shares issued and outstanding at 31 March 2003 and Euro 0.50 par value, 455,438,519 shares issued and outstanding at 31 March 2002	**269.7**	205.4		
Additional paid-in capital	**171.3**	323.5		
Retained earnings (accumulated deficit)	**44.4**	(91.8)		
Employee loans	**(4.4)**	(4.8)		
Accumulated other comprehensive loss	**(46.3)**	(61.6)		
Total shareholders' equity	**434.7**	370.7		
Total liabilities and shareholders' equity	**$ 827.6**	$ 967.8		

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income (US$)

(Millions of US dollars, except per share data)	Years Ended 31 March 2003	2002	2001
Net sales	**$ 803.7**	$ 606.9	$ 540.9
Cost of goods sold	**(501.9)**	(401.6)	(360.8)
Gross profit	**301.8**	205.3	180.1
Selling, general and administrative expenses	**(153.1)**	(114.8)	(108.8)
Research and development expenses	**(18.1)**	(14.1)	(14.5)
Restructuring and other operating income (expense)	**1.0**	(28.1)	(15.5)
Operating profit	**131.6**	48.3	41.3
Interest expense	**(23.8)**	(18.4)	(21.4)
Interest income	**3.9**	2.4	8.2
Other income (expense), net	**0.7**	(0.4)	1.6
Income from continuing operations before income taxes	**112.4**	31.9	29.7
Income tax (expense) benefit	**(27.0)**	(3.6)	0.3
Income from continuing operations	**85.4**	28.3	30.0
Discontinued operations:			
Income from discontinued operations, net of income tax expense of ($0.7) million, ($0.4) million and ($16.4) million for 2003, 2002 and 2001, respectively	**1.1**	0.5	24.0
Gain (loss) on disposal of discontinued operations, net of income tax (expense) benefit of ($45.3) million, $1.3 million and $0.6 million for 2003, 2002 and 2001, respectively	**84.0**	2.0	(15.1)
Income from discontinued operations	**85.1**	2.5	8.9
Income before cumulative effect of change in accounting principle	**170.5**	30.8	38.9
Cumulative effect of change in accounting principle for revenue recognition, net of income tax benefit of $0.2 million	**–**	–	(0.3)
Net income	**$ 170.5**	$ 30.8	$ 38.6
Income per share - basic:			
Income from continuing operations	**$ 0.19**	$ 0.06	$ 0.07
Income from discontinued operations	**0.18**	0.01	0.02
Net income per share - basic	**$ 0.37**	$ 0.07	$ 0.09
Income per share - diluted:			
Income from continuing operations	**$ 0.19**	$ 0.06	$ 0.07
Income from discontinued operations	**0.18**	0.01	0.02
Net income per share - diluted	**$ 0.37**	$ 0.07	$ 0.09
Weighted average common shares outstanding (in millions):			
Basic	**456.7**	438.4	409.6
Diluted	**459.4**	440.4	409.6

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income (A$ Unaudited)

(Millions of Australian dollars, except per share data)	Years Ended 31 March 2003	2002	2001
Net sales	**A$ 1,431.3**	A$ 1,182.4	A$ 973.0
Cost of goods sold	**(893.8)**	(782.4)	(649.0)
Gross profit	**537.5**	400.0	324.0
Selling, general and administrative expenses	**(272.7)**	(223.7)	(195.7)
Research and development expenses	**(32.2)**	(27.5)	(26.1)
Restructuring and other operating income (expense)	**1.8**	(54.7)	(27.9)
Operating profit	**234.4**	94.1	74.3
Interest expense	**(42.4)**	(35.8)	(38.5)
Interest income	**6.9**	4.7	14.8
Other income (expense), net	**1.2**	(0.8)	2.9
Income from continuing operations before income taxes	**200.1**	62.2	53.5
Income tax (expense) benefit	**(48.1)**	(7.0)	0.5
Income from continuing operations	**152.0**	55.2	54.0
Discontinued operations:			
Income from discontinued operations, net of income tax expense of (A$1.2) million, (A$0.8) million and (A$29.5) million for 2003, 2002 and 2001, respectively	**2.0**	1.0	43.2
Gain (loss) on disposal of discontinued operations, net of income tax (expense) benefit of (A$80.7) million, A$2.5 million and A$1.1 million for 2003, 2002 and 2001, respectively	**149.6**	3.9	(27.2)
Income from discontinued operations	**151.6**	4.9	16.0
Income before cumulative effect of change in accounting principle	**303.6**	60.1	70.0
Cumulative effect of change in accounting principle for revenue recognition, net of income tax benefit of A$0.4 million	**–**	–	(0.5)
Net income	**A$ 303.6**	A$ 60.1	A$ 69.5
Income per share - basic:			
Income from continuing operations	**A$ 0.33**	A$ 0.13	A$ 0.13
Income from discontinued operations	**0.33**	0.01	0.04
Net income per share - basic	**A$ 0.66**	A$ 0.14	A$ 0.17
Income per share - diluted:			
Income from continuing operations	**A$ 0.33**	A$ 0.13	A$ 0.13
Income from discontinued operations	**0.33**	0.01	0.04
Net income per share - diluted	**A$ 0.66**	A$ 0.14	A$ 0.17
Weighted average common shares outstanding (in millions):			
Basic	**456.7**	438.4	409.6
Diluted	**459.4**	440.4	409.6

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (US$)

(Millions of US dollars)	2003	Years Ended 31 March 2002	2001
Cash flows from operating activities:			
Net income	**$ 170.5**	$ 30.8	$ 38.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposal of subsidiaries and businesses	**(84.8)**	(2.0)	(2.3)
(Gain) loss on disposal of investments and negotiable securities	**(0.4)**	1.3	(2.4)
Property, plant and equipment impairment	**–**	–	7.5
Depreciation and amortisation	**28.7**	39.9	37.7
Deferred income taxes	**(10.6)**	(0.6)	4.0
Prepaid pension cost	**(0.3)**	(0.7)	(0.2)
Tax benefit from stock options exercised	**0.8**	0.2	–
Stock compensation	**1.9**	1.8	0.2
Other	**–**	(0.4)	0.3
Changes in operating assets and liabilities:			
Accounts receivable	**(10.8)**	(32.1)	18.0
Prepaids and other current assets	**(9.9)**	3.0	(9.3)
Inventories	**(8.5)**	16.4	(22.1)
Accounts payable	**14.5**	(4.7)	27.5
Accrued liabilities and other liabilities	**(26.3)**	23.7	(2.9)
Net cash provided by operating activities	**64.8**	76.6	94.6
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(90.2)**	(52.4)	(121.9)
Proceeds from sale of property, plant and equipment	**49.0**	0.3	2.7
Payments for subsidiaries and businesses, net of cash acquired	**–**	(40.8)	(9.9)
Proceeds from disposal of subsidiaries and businesses, net of cash invested	**334.4**	7.3	(11.8)
Proceeds from sale and maturity of investments	**1.1**	4.4	1.9
Collections on loans receivable	**0.7**	4.0	7.3
Cash transferred on establishment of ABN 60 Foundation	**(57.1)**	–	–
Cash transferred and payments of other costs on establishment of the Medical Research and Compensation Foundation	**–**	–	(31.2)
Net cash provided by (used in) investing activities	**237.9**	(77.2)	(162.9)
Cash flows from financing activities:			
Proceeds from borrowings	**5.5**	230.4	188.0
Repayments of borrowings	**(160.0)**	(342.3)	(143.7)
Proceeds from issuance of shares	**4.2**	113.9	–
Repayments of capital	**(94.8)**	(22.5)	–
Dividends paid	**(34.3)**	(20.3)	(43.0)
Net cash (used in) provided by financing activities	**(279.4)**	(40.8)	1.3
Effects of exchange rate changes on cash	**0.7**	(2.6)	(12.1)
Net increase (decrease) in cash and cash equivalents	**24.0**	(44.0)	(79.1)
Cash and cash equivalents at beginning of period	**31.1**	75.1	154.2
Cash and cash equivalents at end of period	**55.1**	31.1	75.1
Components of cash and cash equivalents:			
Cash at bank and on hand	**40.2**	11.1	2.4
Short-term deposits	**14.9**	20.0	72.7
Cash and cash equivalents at end of period	**$ 55.1**	$ 31.1	$ 75.1
Supplemental disclosure of cash flow activities:			
Cash paid during the period for interest, net of amounts capitalised	**$ 28.1**	$ 25.8	$ 20.2
Cash paid (refunded) during the period for income taxes, net	**$ 77.3**	$ (10.2)	$ 22.6

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (A$ Unaudited)

(Millions of Australian dollars)	Years Ended 31 March 2003	2002	2001
Cash flows from operating activities:			
Net income	**A$ 303.6**	A$ 60.1	A$ 69.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposal of subsidiaries and businesses	**(151.0)**	(3.9)	(4.1)
(Gain) loss on disposal of investments and negotiable securities	**(0.7)**	2.5	(4.3)
Property, plant and equipment impairment	**–**	–	13.5
Depreciation and amortisation	**51.1**	77.7	67.8
Deferred income taxes	**(18.9)**	(1.2)	7.2
Prepaid pension cost	**(0.5)**	(1.4)	(0.4)
Tax benefit from stock options exercised	**1.4**	0.4	–
Stock compensation	**3.4**	3.5	0.4
Other	**–**	(0.9)	0.5
Changes in operating assets and liabilities:			
Accounts receivable	**(19.2)**	(62.5)	32.4
Prepaids and other current assets	**(17.6)**	5.8	(16.7)
Inventories	**(15.1)**	32.0	(39.8)
Accounts payable	**25.8**	(9.2)	49.5
Accrued liabilities and other liabilities	**(46.8)**	46.2	(5.2)
Net cash provided by operating activities	**115.5**	149.1	170.3
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(160.6)**	(102.1)	(219.3)
Proceeds from sale of property, plant and equipment	**87.3**	0.6	4.9
Payments for subsidiaries and businesses, net of cash acquired	**–**	(79.5)	(17.8)
Proceeds from disposal of subsidiaries and businesses, net of cash invested	**595.5**	14.2	(21.2)
Proceeds from sale and maturity of investments	**2.0**	8.6	3.4
Collections on loans receivable	**1.2**	7.8	13.1
Cash transferred on establishment of ABN 60 Foundation	**(94.5)**	–	–
Cash transferred and payments of other costs on establishment of the Medical Research and Compensation Foundation	**–**	–	(56.1)
Net cash provided by (used in) investing activities	**430.9**	(150.4)	(293.0)
Cash flows from financing activities:			
Proceeds from borrowings	**9.8**	448.9	338.2
Repayments of borrowings	**(284.9)**	(666.9)	(258.5)
Proceeds from issuance of shares	**7.5**	221.9	–
Repayments of capital	**(168.8)**	(43.8)	–
Dividends paid	**(61.1)**	(39.6)	(77.4)
Net cash (used in) provided by financing activities	**(497.5)**	(79.5)	2.3
Effects of exchange rate changes on cash	**(16.2)**	(14.0)	19.8
Net increase (decrease) in cash and cash equivalents	**32.7**	(94.8)	(100.6)
Cash and cash equivalents at beginning of period	**58.5**	153.3	253.9
Cash and cash equivalents at end of period	**91.2**	58.5	153.3
Components of cash and cash equivalents:			
Cash at bank and on hand	**66.5**	20.9	4.9
Short-term deposits	**24.7**	37.6	148.4
Cash and cash equivalents at end of period	**A$ 91.2**	A$ 58.5	A$ 153.3
Supplemental disclosure of cash flow activities:			
Cash paid during the period for interest, net of amounts capitalised	**A$ 50.0**	A$ 50.3	A$ 36.3
Cash paid (refunded) during the period for income taxes, net	**A$ 137.7**	A$ (19.9)	A$ 40.7

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Employee Loans	Accumulated Other Comprehensive Income (Loss)	Total
Balances as of 31 March 2000	$ 418.8	$ –	$ (98.7)	$ (9.1)	$ (66.3)	$ 244.7
Comprehensive income:						
Net income	–	–	38.6	–	–	38.6
Other comprehensive income:						
Foreign currency translation gain	–	–	–	–	22.2	22.2
Unrealised loss on available-for-sale securities	–	–	–	–	(0.1)	(0.1)
Other comprehensive income	–	–	–	–	22.1	22.1
Total comprehensive income						60.7
Dividends paid	–	–	(43.0)	–	–	(43.0)
Issuance of common stock	17.3	–	–	–	–	17.3
Stock compensation	0.2	–	–	–	–	0.2
Employee loans repaid	–	–	–	1.2	–	1.2
Other	(0.8)	–	0.8	–	–	–
Balances as of 31 March 2001	435.5	–	(102.3)	(7.9)	(44.2)	281.1
Comprehensive income (loss):						
Net income	–	–	30.8	–	–	30.8
Other comprehensive income (loss):						
Effect of adopting SFAS No. 133:						
Unrealised transition loss on derivative instruments classified as cash flow hedges	–	–	–	–	(4.9)	(4.9)
Amortisation of unrealised transition loss on derivative instruments	–	–	–	–	1.1	1.1
Foreign currency translation loss	–	–	–	–	(14.9)	(14.9)
Unrealised gain on available-for-sale securities	–	–	–	–	1.3	1.3
Other comprehensive loss	–	–	–	–	(17.4)	(17.4)
Total comprehensive income						13.4
Dividends paid	–	–	(20.3)	–	–	(20.3)
Conversion of JHIL no par common shares to JHI NV Euro 0.50 par value common shares	(333.4)	333.4	–	–	–	–
Issuance of common stock	103.1	9.9	–	–	–	113.0
Return of capital of $0.05 per share	–	(22.5)	–	–	–	(22.5)
Stock compensation	–	1.8	–	–	–	1.8
Tax benefit from stock options exercised	–	0.2	–	–	–	0.2
Employee loans repaid	–	–	–	3.1	–	3.1
Stock options exercised	0.2	0.7	–	–	–	0.9
Balances as of 31 March 2002	$ 205.4	$ 323.5	$ (91.8)	$ (4.8)	$ (61.6)	$ 370.7

The accompanying notes are an integral part of these consolidated financial statements.

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Employee Loans	Accumulated Other Comprehensive Income (Loss)	Total
Balances as of 31 March 2002	$ 205.4	$ 323.5	$ (91.8)	$ (4.8)	$ (61.6)	$ 370.7
Comprehensive income:						
Net income	–	–	170.5	–	–	170.5
Other comprehensive income:						
Amortisation of unrealised transition loss on derivative instruments	–	–	–	–	1.1	1.1
Foreign currency translation gain	–	–	–	–	21.9	21.9
Additional minimum pension liability adjustment	–	–	–	–	(7.7)	(7.7)
Other comprehensive income	–	–	–	–	15.3	15.3
Total comprehensive income						185.8
Dividends paid	–	–	(34.3)	–	–	(34.3)
Conversion of common stock from Euro 0.50 par value to Euro 0.85 par value	157.9	(157.9)	–	–	–	–
Conversion of common stock from Euro 0.85 par value to Euro 0.64 par value and subsequent return of capital	(94.8)	–	–	–	–	(94.8)
Stock compensation	–	1.9	–	–	–	1.9
Tax benefit from stock options exercised	–	0.8	–	–	–	0.8
Employee loans repaid	–	–	–	0.4	–	0.4
Stock options exercised	1.2	3.0	–	–	–	4.2
Balances as of 31 March 2003	**$ 269.7**	**$ 171.3**	**$ 44.4**	**$ (4.4)**	**$ (46.3)**	**$ 434.7**

The accompanying notes are an integral part of these consolidated financial statements.

1. Background and Basis of Presentation

Nature of Operations

The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Chile. Prior to 25 April 2002, the Company manufactured gypsum wallboard for interior construction applications in the United States.

Background

On 2 July 1998, ABN 60 Pty Ltd, formerly James Hardie Industries Limited ("JHIL"), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation"). James Hardie NV (JHNV) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its USA gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries NV ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controlled the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its wholly owned subsidiaries, collectively referred to as either the "Company" or "James Hardie", unless the context indicates otherwise. For the periods prior to 19 October 2001, the effective date of the 2001 Reorganisation, the consolidated financial statements represent the financial position, results of operations and cash flows of JHIL and its wholly owned subsidiaries.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHI NV have been accounted for on a historical cost basis using the "as-if" pooling method on the basis that the transfers are between companies under common control.

The assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows:

	31 March		
(US$1 = A$)	**2003**	2002	2001
Assets and liabilities	**1.6559**	1.8808	2.0408
Income statement	**1.7809**	1.9483	1.7990
Cash flows - beginning cash	**1.8808**	2.0408	1.6466
Cash flows - ending cash	**1.6559**	1.8808	2.0408
Cash flows - current period movements	**1.7809**	1.9483	1.7990

2. Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US dollar is used as the reporting currency. All subsidiaries are consolidated and all significant intercompany transactions and balances are eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Foreign Currency Translation

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders' equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead.

Investments

Management determines the proper classifications of investments at the time of purchase and re-evaluates such designations at each balance sheet date. All marketable securities are designated as available-for-sale securities. Accordingly, these securities are stated at fair value based upon quoted market prices, with unrealised gains and losses charged to other comprehensive income in shareholders' equity, net of taxes. Realised gains and losses on sales of investments are recognised in income currently.

Other investments without readily available quoted market prices are recorded at the lower of cost or management's estimate of fair value.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their acquired cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

	Years
Buildings	40
Building improvements	5 to 10
Machinery and equipment	5 to 27
Computer equipment	3 to 4
Office furniture and equipment	3 to 10

The cost of additions and improvements is capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset's estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of income.

Intangible Assets

Intangible assets consist primarily of goodwill, which represents cost in excess of the fair value of the identifiable net assets of businesses acquired. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142, which changes the accounting for goodwill and indefinite-lived intangible assets from an amortisation method to an impairment-only approach, is effective for fiscal years beginning after 15 December 2001. The adoption of this standard, effective 1 April 2002, had no material impact on the Company's consolidated financial statements. The Company's selling, general and administrative expenses were reduced by approximately US$0.1 million for the year ended 31 March 2003 due to the discontinuance of goodwill amortisation as required by SFAS No. 142.

Impairment of Long-Lived Assets

The Company regularly reviews its long-lived assets for impairment. Potential impairment of assets held for use is determined by comparing the carrying amount of an asset to the future undiscounted cash flows expected to be generated by that asset. If assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued and became effective April 2002. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", however, it retains the requirement that long-lived assets be tested for recoverability when events or changes in circumstances indicate carrying amounts may not be recoverable. The adoption of this standard had no material impact on the Company's consolidated financial statements.

Environmental

Environmental remediation expenditures that relate to current operations are expensed or capitalised as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

Mineral Acquisition Costs

The Company records acquired proven and probable silica mineral ore reserves at their fair value at the date of acquisition. Depletion expense is recorded based on the estimated rate per ton multiplied by the number of tons extracted during the period. The rate per ton may be periodically revised by management based on changes in the estimated tons available to be extracted which, in turn, is based on third party studies of proven and probable reserves. The estimated costs of reclamation associated with mining activities are accrued during production and are included in determining the cost of production.

Revenue Recognition and Change in Accounting Principle

Effective 1 April 2000, the Company changed its method of accounting for revenue recognition to comply with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements". Previously, the Company had recognised revenue when products were shipped based on FOB shipping point terms. Under the new accounting method adopted retroactive to 1 April 2000, the Company now recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. Assuming the change in accounting principle was made retroactively to all prior periods, the calculated pro forma amounts are immaterial and thus have been excluded from the consolidated statements of income.

As a result of the adoption of SAB No. 101, in the year ended 31 March 2001, the Company recognised US$4.9 million in revenue, of which US$3.8 million related to discontinued operations, that was previously recognised in 2000.

Construction contract revenues are recognised using the percentage-of-completion method based on the costs incurred relative to total estimated costs. Provisions for anticipated losses on construction contracts are recognised in income currently. Sales revenue is presented net of sales incentives, returns and allowances.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$10.5 million, US$10.3 million and US$12.7 million during the years ended 31 March 2003, 2002 and 2001, respectively.

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, including the historical relationship of warranty costs to sales.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised.

Financial Instruments

To meet the reporting requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

On 1 April 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The cumulative effect on 1 April 2001 of adopting this statement was to reduce other comprehensive income, a component of shareholders' equity, by US$4.9 million.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are completed. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Stock-Based Compensation

In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", which requires the Company to value stock options issued based upon an option pricing model and recognise this value as compensation expense over the periods in which the options vest. In accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123", the Company has elected to recognise stock-based compensation using the retroactive restatement method. Under this change in accounting method, the Company has restated its consolidated financial statements for all years presented herein to reflect stock-based compensation expense under a fair value based accounting method for all options granted, modified or settled in fiscal years beginning after 31 March 1995. See Note 18 for full disclosures required under SFAS No. 123 and 148. The table below sets forth the effect of the retroactive restatement of prior periods:

(Millions of US dollars, except per share amounts)	31 March 2002	2001
Net income:		
As previously reported	$ 29.3	$ 38.2
As restated	$ 30.8	$ 38.6
Net income per share - basic:		
As previously reported	$ 0.07	$ 0.09
As restated	$ 0.07	$ 0.09
Net income per share - diluted:		
As previously reported	$ 0.07	$ 0.09
As restated	$ 0.07	$ 0.09

Employee Benefit Plans

The Company sponsors both defined benefit and defined contribution retirement plans for its employees. The defined contribution plans cover all eligible employees and provide contributions of up to 6% of the eligible employees' salaries or wages. These contributions are recognised as periodic pension expense in the period that the employees' salaries or wages are earned. The defined benefit plan covers all eligible employees and takes into consideration the following components to calculate net periodic pension expense: (a) service cost; (b) interest cost; (c) expected return on plan assets; (d) amortisation of unrecognised prior service cost; (e) recognition of net actuarial gains or losses; and (f) amortisation of any unrecognised net transition asset. If the amount of the Company's total contribution to its pension plan for the period is not equal to the amount of net periodic pension cost, the Company recognises the difference either as a prepaid or accrued pension cost.

Dividends

Dividends are recorded as a liability on the date that the Board of Directors formally declares the dividend.

Earnings per Share

The Company is required to disclose basic and diluted earnings per share ("EPS"). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

(Millions except	Years Ended 31 March		
per share amounts)	**2003**	2002	2001
Basic common shares outstanding	**456.7**	438.4	409.6
Dilutive effect of stock options	**2.7**	2.0	–
Diluted common shares outstanding	**459.4**	440.4	409.6
Net Income per share - basic	**US$0.37**	US$0.07	US$0.09
Net Income per share - diluted	**US$0.37**	US$0.07	US$0.09

Potential common shares of 1.3 million, 4.2 million and 1.2 million for the years ended 31 March 2003, 2002 and 2001, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes adjustments for additional minimum pension liabilities, foreign currency translation, unrealised gains and losses on available-for-sale securities and derivative instruments and is presented as a separate component of shareholders' equity.

Recent Accounting Pronouncements

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after 15 June 2002. The Company has determined that the adoption of this standard will not have a material impact on its consolidated financial statements.

Extinguishments of Debt

In May 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections". Among other things, SFAS No. 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", are met. SFAS No. 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after 15 May 2002. As permitted under SFAS No. 145, the Company has early adopted the provisions of this standard effective 1 April 2002. As a result of the early retirement of US$60.0 million of the Company's long-term debt, the Company incurred charges of US$9.9 million related to a make-whole payment paid to the noteholders on 23 December 2002. Accordingly, this amount has been included in interest expense in the current year rather than as an extraordinary item.

Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". It requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after 31 December 2002. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.

Guarantor's Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and clarifies the need for a guarantor to recognise, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 applies to new or modified guarantees issued after 31 December 2002. The adoption of FIN 45 did not have a material impact on the Company's consolidated financial statements.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities-an interpretation of ARB No. 51". FIN 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: 1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, and 2) the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 applies to variable interest entities established after 31 December 2002. The adoption of FIN 46 did not have a material impact on the Company's consolidated financial statements.

Amendment of SFAS No.133, Accounting for Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities". This statement clarifies the definition of a derivative and incorporates certain decisions made by the FASB as part of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified, and for hedging relationships designated, after 30 June 2003 and should be applied prospectively. The provisions of the Statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective effective dates. Adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for how a company clarifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify such instruments as liabilities, whereas they previously may have been classified as equity. The standard is effective for all financial instruments entered into or modified after 31 May 2003, and otherwise is effective 1 July 2003. The Company does not expect the adoption of this standard to have a material impact on the Company's consolidated financial statements.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of the following components:

	31 March	
(Millions of US dollars)	**2003**	2002
Cash at bank and on hand	**$ 40.2**	$ 11.1
Short-term deposits	**14.9**	20.0
Total cash and cash equivalents	**$ 55.1**	$ 31.1

Short-term deposits are placed at floating interest rates varying between 1.18% to 1.75% and 1.65% to 1.80% as of 31 March 2003 and 2002, respectively.

4. Accounts and Notes Receivable

Accounts and notes receivable consist of the following components:

	31 March	
(Millions of US dollars)	**2003**	2002
Trade receivables	**$ 86.6**	$ 73.1
Other receivables and advances	**5.9**	7.9
Allowance for doubtful accounts	**(1.1)**	(0.7)
Total accounts and notes receivable	**$ 91.4**	$ 80.3

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March		
(Millions of US dollars)	**2003**	2002	2001
Balance at beginning of period	**$ 0.7**	$ 1.1	$ 1.2
Charged to expense	**0.4**	0.1	0.3
Costs and deductions	**(0.1)**	(0.6)	(0.2)
Foreign currency movements	**0.1**	0.1	(0.2)
Balance at end of period	**$ 1.1**	$ 0.7	$ 1.1

5. Inventories

Inventories consist of the following components:

	31 March	
(Millions of US dollars)	**2003**	2002
Finished goods	**$ 55.4**	$ 40.9
Work-in-process	**4.5**	4.1
Raw materials and supplies	**17.0**	22.4
Provision for obsolete finished goods and raw materials	**(1.7)**	(2.0)
Contracts-in-progress less advance billings	**–**	–
Total inventories	**$ 75.2**	$ 65.4

Work-in-process includes amounts related to construction contracts. The net amount of contracts-in-progress less advance billings was determined after deducting payments and progress billings of US$1.2 million and US$2.9 million as of 31 March 2003 and 2002, respectively. The billings in excess of incurred costs are recorded as current liabilities of US$0.2 million and US$0.3 million as of 31 March 2003 and 2002, respectively. Contract costs were US$1.4 million and US$3.2 million as of 31 March 2003 and 2002, respectively.

6. Investments

Investments consist of the following components: (Millions of US dollars)	31 March 2003	2002
Available-for-sale securities:		
Marketable securities at cost	**$ 3.2**	$ 3.9
Unrealised gains	**1.1**	1.1
Marketable securities at fair value	**4.3**	5.0
Other investments at cost approximating fair value	**1.7**	1.7
Total investments	**$ 6.0**	$ 6.7

7. Property, Plant and Equipment

Property, plant and equipment consist of the following components:

(Millions of US dollars)	Land	Buildings	Machinery and Equipment	Construction in Progress	Total
Balance at 1 April 2002:					
Cost	$ 5.3	$ 92.0	$ 382.4	$ 96.8	$ 576.5
Accumulated depreciation	–	(16.3)	(109.2)	–	(125.5)
Net book value	5.3	75.7	273.2	96.8	451.0
Changes in net book value:					
Capital expenditures	3.3	25.5	51.2	10.2	90.2
Retirements and sales	–	–	(1.0)	–	(1.0)
Depreciation	–	(3.5)	(23.9)	–	(27.4)
Other movement	–	–	0.6	–	0.6
Foreign currency translation adjustments	–	1.2	6.7	–	7.9
Total changes	3.3	23.2	33.6	10.2	70.3
Balance at 31 March 2003:					
Cost	8.6	118.7	439.9	107.0	674.2
Accumulated depreciation	–	(19.8)	(133.1)	–	(152.9)
Net book value	$ 8.6	$ 98.9	$ 306.8	$ 107.0	$ 521.3

Construction in progress consists of plant expansions and upgrades.

Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was US$1.7 million, US$6.5 million and US$4.6 million for the years ended 31 March 2003, 2002 and 2001, respectively. Depreciation expense for continuing operations was US$27.4 million, US$23.5 million and US$20.7 million for the years ended 31 March 2003, 2002 and 2001, respectively.

8. Intangible Assets

Intangible assets consist of the following components:

(Millions of US dollars)	Goodwill	Trademarks, Patents and Other	Total
Balance at 1 April 2002:			
Cost	$ 2.1	$ 2.2	$ 4.3
Accumulated amortisation	(0.2)	(0.5)	(0.7)
Net book value	1.9	1.7	3.6
Changes in net book value:			
Amortisation	–	(0.2)	(0.2)
Additional minimum pension liability	–	0.1	0.1
Foreign currency translation adjustments	(0.1)	–	(0.1)
Total changes	(0.1)	(0.1)	(0.2)
Balance at 31 March 2003:			
Cost	2.0	2.3	4.3
Accumulated amortisation	(0.2)	(0.7)	(0.9)
Net book value	$ 1.8	$ 1.6	$ 3.4

Amortisation expense related to goodwill and other intangibles was US$0.2 million, US$0.2 million and US$0.1 million for the years ended 31 March 2003, 2002 and 2001, respectively.

9. Retirement Plans

The Company sponsors a defined contribution plan for employees in its US operations and defined benefit and defined contribution plans for its Australian and New Zealand employees. The defined contribution plan in the US covers all US employees meeting certain eligibility requirements and provides for contributions of up to 6% of their salary or wages. The Company's expense for the US defined contribution plan totalled US$2.8 million, US$2.5 million and US$2.3 million for the years ended 31 March 2003, 2002 and 2001, respectively.

The following are the components of net periodic pension cost (income) for the Australian and New Zealand defined benefit pension plan:

	Years Ended 31 March		
(Millions of US dollars)	**2003**	2002	2001
Service cost	**$ 2.7**	$ 2.9	$ 3.3
Interest cost	**2.9**	2.4	2.7
Expected return on plan assets	**(3.2)**	(3.7)	(4.8)
Amortisation of unrecognised transition asset	**(0.8)**	(0.8)	(0.9)
Recognised net actuarial loss (gain)	**0.7**	0.1	(0.5)
Net periodic pension cost (income)	**$ 2.3**	$ 0.9	$ (0.2)

A settlement loss of US$1.3 million was recognised during the year ended 31 March 2002 as a result of the sale of the Company's Windows business.

The following are the assumptions used in developing the projected benefit obligation as of 31 March for the Australian and New Zealand defined benefit pension plan:

	31 March		
	2003	2002	2001
Discount rate	**6.8%**	7.0%	5.5%
Rate of increase in compensation	**3.5%**	3.5%	4.0%
Expected return on plan assets	**6.8%**	7.0%	7.5%

Plan assets consist primarily of investments in marketable securities. Net unrecognised gains and losses are amortised over the average remaining service period of active employees. A market related value of assets is used to determine pension costs using a five year average of stocks held for investment purposes. The discount rate methodology is based on the yield on 10 year high quality investment securities adjusted to reflect the rates at which pension benefits could be effectively settled. The changes in the discount rate from 2002 to 2003 and from 2001 to 2002 are a direct result of the changes in yields of high quality investment securities over the same periods, adjusted to rates at which pension benefits could be effectively settled. The decrease in the expected return on plan assets from 2002 to 2003 and from 2001 to 2002 is a result of both the reduction in the expected underlying inflation rate and lower expected after-tax rates of return.

The following are the actuarial changes in the benefit obligation, changes in plan assets and the funded status of the Australian and New Zealand defined benefit pension plan:

(Millions of US dollars)	Years Ended 31 March 2003	2002
Changes in benefit obligation:		
Benefit obligation - beginning balance	**$ 38.7**	$ 41.9
Service cost	**2.7**	2.9
Interest cost	**2.9**	2.4
Plan participants' contributions	**0.3**	0.6
Actuarial (gain) loss	**(5.5)**	8.1
Divestitures	**-**	(8.5)
Benefits paid	**(5.5)**	(12.0)
Foreign currency translation	**4.9**	3.3
Benefit obligation - ending balance	**$ 38.5**	$ 38.7
Changes in plan assets:		
Fair value of plan assets - beginning balance	**$ 39.8**	$ 52.8
Actual (loss) return on plan assets	**(4.4)**	1.4
Divestitures	**-**	(8.5)
Employer contributions	**2.5**	1.6
Participant contributions	**0.3**	0.6
Benefits paid	**(5.5)**	(12.0)
Foreign currency translation	**5.0**	3.9
Fair value of plan assets - ending balance	**$ 37.7**	$ 39.8
Funded status	**$ (0.8)**	$ 1.1
Unamortised prior service cost	**0.1**	0.2
Unrecognised actuarial loss	**11.9**	9.1
Unrecognised net transition asset	**(0.8)**	(1.5)
Net asset	**$ 10.4**	$ 8.9
Pension assets (liabilities) recognised in the financial statements:		
Prepaid pension cost	**$ 10.4**	$ 8.9
Accrued pension liability	**(11.2)**	–
Accumulated other comprehensive loss	**11.1**	–
Intangible asset	**0.1**	–

The Company recorded an additional minimum pension liability of US$11.2 million at 31 March 2003 as required by SFAS No. 87, "Employers' Accounting for Pensions". The adjustment is reflected in other liabilities, accumulated other comprehensive income and intangible assets, as appropriate, and is prescribed when the accumulated benefit obligation of the plan exceeds the fair value of the underlying pension plan assets and accrued pension liabilities.

10. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

(Millions of US dollars)	31 March **2003**	2002
Trade creditors	**$ 50.4**	$ 34.4
Other creditors and accruals	**24.8**	25.3
Total accounts payable and accrued liabilities	**$ 75.2**	$ 59.7

11. Short and Long-Term Debt

Long-term debt consists of the following components:

(Millions of US dollars)	31 March **2003**	2002
US$ noncollateralised notes, 7.09% average rate	**$ 165.0**	$ 225.0
US$ noncollateralised revolving loan facility	**–**	100.0
Total long-term debt	**$ 165.0**	$ 325.0

The US$ non-collateralised notes form part of a seven tranche private placement facility which provides for maximum borrowings of US$165.0 million. Principal repayments are due in seven installments that commence on 5 November 2004 and end on 5 November 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest is payable in May and November each year.

As a consequence of the completion of the sale of the Gypsum business on 25 April 2002, the Company was technically not in compliance as of that date with certain pre-approval covenants of its US$ non-collateralised note agreements totalling US$225.0 million. Effective 23 December 2002, the note purchase agreement was amended to, among other matters, modify these covenants to remove the technical non-compliance caused by the sale of the Gypsum business. In connection with such amendment, the Company prepaid US$60.0 million in principal amount of notes. As a result of the early retirement, the Company incurred a US$9.9 million make-whole payment charge. The make-whole payment has been charged to interest expense during the year ended 31 March 2003.

The US$ denominated non-collateralised revolving loan facility can be repaid and redrawn until maturity in November 2005 and provides for maximum borrowings of A$200.0 million (US$120.8 million). Interest is recalculated at the commencement of each draw-down period based on the US$ LIBOR or the average Australian bank bill rate plus the margins of individual lenders, and is payable at the end of each draw-down period. At 31 March 2003, there was US$120.8 million available under this revolving loan facility. The weighted average interest rate was 2.29% as of 31 March 2002.

The A$ loan from the Medical Research and Compensation Foundation was repaid in full during the year ended 31 March 2002.

At 31 March 2003, the following are the scheduled maturities of long-term debt for each of the next five years and in total thereafter:

(Millions of US dollars)	
Years Ending 31 March:	
2004	$ –
2005	17.6
2006	25.7
2007	27.1
2008	8.1
Thereafter	86.5
Total	$ 165.0

The Company has short-term non-collateralised stand-by loan facilities which provide for maximum borrowings of US$117.5 million. At 31 March 2003, the facilities had a maturity date of 30 April 2003 and the Company had not drawn down any of these facilities. During April 2003, the Company renegotiated the facilities to extend the maturity date to 30 October 2003. Interest is recalculated at the commencement of each draw-down period based on either the US$ LIBOR or the average A$ bank bill bid rate plus the margins of the individual lenders and is payable at the end of each draw-down period.

The Company has a short-term US$ line of credit which provides for maximum borrowings of US$9.5 million. At 31 March 2003, the Company had drawn down US$8.8 million on this line of credit. The line of credit can be repaid and redrawn until maturity on 31 December 2003. Interest is recalculated at the commencement of each draw-down period based on the 90-day Chilean Tasa Activa Bancaria ("TAB") rate plus a margin and is payable at the end of each draw-down period. At 31 March 2003 and 2002, the weighted average interest rate on outstanding borrowings under this facility was 4.80% and 7.80%, respectively.

At 31 March 2003, management believes it was in compliance with all restrictive covenants contained in the non-collateralised notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes.

12. Other Liabilities

Other liabilities consist of the following components:

	31 March	
(Millions of US dollars)	**2003**	2002
Current other liabilities:		
Reorganisation	**$ 0.8**	$ 0.9
Surplus leased space	**1.5**	2.1
Medical Research and Compensation Foundation	**-**	2.9
Other	**2.6**	0.8
Total current other liabilities	**$ 4.9**	$ 6.7
Non-current other liabilities:		
Employee entitlements	**15.4**	4.4
Product liability	**1.2**	1.2
Derivative liability	**-**	6.2
Other	**1.7**	0.2
Total non-current other liabilities	**$ 18.3**	$ 12.0

13. Product Warranties

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company's warranty provisions are adjusted as necessary. While the Company's warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates. The following are the changes in the product warranty provision:

	31 March	
(Millions of US dollars)	**2003**	2002
Balance at beginning of period	**$ 17.7**	$ 6.8
Accruals for product warranties	**0.1**	12.6
Settlements made in cash or in kind	**(3.3)**	(1.8)
Foreign currency translation adjustments	**0.3**	0.1
Balance at end of period	**$ 14.8**	$ 17.7

14. Commitments and Contingencies

Environmental

The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company's policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company's consolidated financial position, results of operations or cash flows.

Legal

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

Claims Against Former Subsidiaries

With the establishment and funding of the Medical Research and Compensation Foundation (the "Foundation") in February 2001 (see Note 17), the Company no longer owned or controlled two Australian companies which manufactured and marketed asbestos-related products prior to 1987. Those companies were former subsidiaries of ABN 60 Pty Limited ("ABN 60", formerly known as JHIL). On 31 March 2003, James Hardie transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd ("ABN 60 Foundation").

In prior years and up to the date of the establishment of the Foundation, these two former subsidiaries incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at the two former subsidiaries which are now controlled by the Foundation. As all three former subsidiaries of the Company are no longer a part of James Hardie, and all relevant claims against ABN 60 had been successfully defended, no provision for asbestos-related claims was established in the Company's accounts at 31 March 2003 or 2002.

While it is difficult to predict the incidence or outcome of future litigation, the Company believes it is remote that any significant personal injury suits for damages in connection with the former manufacture or sale of asbestos containing products that are or may be filed against ABN 60 or its former subsidiaries would have a material adverse effect on its business, results of operations or financial condition. This belief is based in part on the separateness of corporate entities under Australian law, the limited circumstances where "piercing the corporate veil" might occur under Australian law, and there being no equivalent under Australian law of the US legal doctrine of "successor liability". The courts in Australia have confirmed the primacy of separate corporate entities and have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like.

Asbestos litigation and settlement payments were US$11.5 million for the year ended 31 March 2001.

Gypsum Business

Under the terms of the Company's agreement to sell its Gypsum business to BPB U.S. Holdings, Inc., the Company agreed to customary indemnification obligations related to its representations and warranties in the agreement. The Company's indemnification obligation generally extends for 2 years from the closing date, arises only if claims exceed US$5 million in the aggregate and is limited to US$100 million in the aggregate. In addition, the Company agreed to indemnify BPB U.S. Holdings, Inc. for any future liabilities arising from asbestos-related injuries to persons or property. Although the Company is not aware of any asbestos-related claims arising from the Gypsum business, nor circumstances that would give rise to such claims, under the sale agreement, the Company's obligation to indemnify the purchaser for liabilities arising from asbestos-related injuries arises only if such claims exceed US$5 million in the aggregate, is limited to US$250 million in the aggregate and will continue for 30 years after the closing date of the sale of the Gypsum business.

Pursuant to the terms of the Company's agreement to sell its Gypsum business, the Company also retained responsibility for any losses incurred by the purchaser resulting from environmental conditions at the Duwamish River in Washington state so long as notice of a claim is given within 10 years of closing. Such losses are subject to a US$34.5 million limitation. The Seattle gypsum facility had previously been included on the "Confirmed and Suspected Contaminate Sites Report" released in 1987 due to the presence of metals in the groundwater. As the Company believes the metals found emanated from an offsite source, the Company does not believe it is liable for, and has not been requested to conduct, any investigation or remediation relating to the metals in the groundwater.

Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2003:

(Millions of US dollars)		
Years Ended 31 March:		
2004	$	10.2
2005		9.4
2006		8.8
2007		8.5
2008		7.5
Thereafter		43.8
Total	$	88.2

Rental expense amounted to US$9.0 million, US$8.0 million and US$7.8 million for the years ended 31 March 2003, 2002 and 2001, respectively.

Capital Commitments
Commitments for the acquisition of plant and equipment, primarily in the US, contracted for but not recognised as liabilities and generally payable within one year, were US$20.6 million at 31 March 2003.

15. Restructuring and Other Operating Income (Expense)

In March 2001, the Company announced the creation of a new division for its fibre cement business in the Asia Pacific region, commencing with the 2002 fiscal year. The new regional division comprises the fibre cement operations in Australia, New Zealand and the Philippines. As a result, the Company had decided to phase out manufacturing at its Perth, Western Australia facility during the course of calendar year 2001. Accordingly, restructuring costs of US$15.5 million were incurred in the Asia Pacific fibre cement segment for the year ended 31 March 2001. The Company incurred employee termination costs of US$5.4 million for 189 employees: 8 from sales, 23 from administration, 5 from marketing and 153 hourly paid workers in manufacturing and distribution. One employee had left by 31 March 2001. The 2 administrative employees remaining at 31 March 2002 have left in fiscal year 2003. Included in the March 2001 restructuring costs were US$7.5 million for the write down of fixed assets to their estimated fair value and US$2.6 million for lease cancellation charges.

Corporate reorganisation expenses represent the costs incurred in relation to the 2001 Reorganisation. Included in these expenses is US$2.3 million paid to our independent accountants, PricewaterhouseCoopers, for related professional services.

On 14 February 2002, the Company signed a Class Action Settlement Agreement (the "Settlement Agreement") for all product, warranty and property related liability claims associated with its roofing products, which were previously manufactured and sold by the USA Fibre Cement business. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. Consequently, the Company recorded a pre-tax charge of US$12.6 million in fiscal year 2002 to cover the estimated cost of the settlement, and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement, as well as all related costs that may be paid under the Settlement Agreement. The total liability included in the balance sheet relating to the Settlement Agreement as of 31 March 2003 and 2002 was approximately US$9.1 million and US$11.5 million, respectively, which is included in the product warranty liability (see Note 13).

Restructuring and other operating income (expense) consist of the following components:

(Millions of US dollars)	Years Ended 31 March **2003**	2002	2001
Restructuring:			
Asia Pacific Fibre Cement employee termination costs	**$ –**	$ –	$ (5.4)
Asia Pacific Fibre Cement fixed asset impairment charge	**–**	–	(7.5)
Asia Pacific Fibre Cement lease cancellation charges	**–**	–	(2.6)
Other operating income (expenses):			
Settlement of terminated derivative contract	**1.0**	–	–
Decrease in fair value of derivative contracts	**–**	(8.1)	–
Corporate reorganisation expenses	**–**	(7.4)	–
Class action settlement and roofing warranties	**–**	(12.6)	–
Total restructuring and other operating income (expense)	**$ 1.0**	$ (28.1)	$ (15.5)

The following table displays the activity and balances of the restructuring accrual account, which is included in other liabilities (in millions of US dollars):

Type of Cost	1 April 2002 Balance	Additions	Deductions	**31 March 2003 Balance**
Employee terminations	$ 0.9	$ –	$ (0.1)	**$ 0.8**
Surplus lease space	2.1	0.2	(0.8)	**1.5**
Total	$ 3.0	$ 0.2	$ (0.9)	**$ 2.3**

Type of Cost	1 April 2001 Balance	Additions	Deductions	31 March 2002 Balance
Employee terminations	$ 4.7	$ 0.3	$ (4.1)	$ 0.9
Surplus lease space	4.4	0.3	(2.6)	2.1
Total	$ 9.1	$ 0.6	$ (6.7)	$ 3.0

Additions in 2003 reflect foreign currency movements and deductions reflect payments.

16. Income Taxes

The income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities. The income tax (expense) benefit for income from continuing operations consists of the following components:

(Millions of US dollars)	Years Ended 31 March **2003**	2002	2001
Income from continuing operations before income tax (expense) benefit:			
Domestic[1]	**$ 38.6**	$ 10.1	$ 6.4
Foreign	**73.8**	21.8	23.3
Income from continuing operations before income tax (expense) benefit	**$ 112.4**	$ 31.9	$ 29.7
Income tax (expense) benefit:			
Current:			
Domestic[1]	**$ (7.0)**	$ (2.2)	$ (2.5)
Foreign	**6.4**	(2.6)	(10.5)
Current income tax expense	**(0.6)**	(4.8)	(13.0)
Deferred:			
Domestic[1]	**0.1**	0.2	–
Foreign	**(26.5)**	1.0	13.3
Deferred income tax (expense) benefit	**(26.4)**	1.2	13.3
Total income tax (expense) benefit for continuing operations	**$ (27.0)**	$ (3.6)	$ 0.3

Income tax (expense) benefit for discontinued operations consists of the following components:

(Millions of US dollars)	Years Ended 31 March **2003**	2002	2001
Income tax (expense) benefit on discontinued operations:			
Current:			
Foreign	**$ (0.7)**	$ (1.3)	$ 3.6
Current income tax (expense) benefit on discontinued operations	**(0.7)**	(1.3)	3.6
Deferred:			
Foreign	**–**	0.9	(20.0)
Deferred income tax benefit (expense) benefit on discontinued operations	**–**	0.9	(20.0)
Income tax (expense) benefit on disposal of discontinued operations	**(45.3)**	1.3	0.6
Total income tax (expense) benefit for discontinued operations	**$ (46.0)**	$ 0.9	$ (15.8)

[1] Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.

The income tax (expense) benefit is reconciled to the tax at the statutory rates as follows:

(Millions of US dollars)	Years Ended 31 March 2003	2002	2001
Continuing operations			
Income tax expense computed at the statutory tax rates	**$ (38.1)**	$ (11.9)	$ (12.0)
US state income taxes, net of the federal benefit	**(1.2)**	0.9	2.5
Benefit from Dutch financial risk reserve regime	**11.9**	2.6	–
Expenses not deductible	**(4.7)**	(1.3)	(1.1)
Non-assessable items	**–**	9.3	12.4
Losses not available for carryforward	**(1.4)**	(3.9)	(1.9)
Taxes related to 2001 Reorganisation	**3.5**	(18.7)	–
Net operating losses brought back to account	**13.0**	18.7	–
Increase in reserves	**(10.0)**	–	–
Other items	**–**	0.7	0.4
Total income tax (expense) benefit	**$ (27.0)**	$ (3.6)	$ 0.3
Effective tax rate	**24.0%**	11.3%	(1.1)%
Discontinued operations			
Income tax (expense) benefit computed at the statutory tax rates	**$ (44.8)**	$ 0.8	$ (14.0)
US state income taxes, net of the federal benefit	**(8.0)**	–	(2.8)
Tax basis greater than book basis	**6.7**	–	–
Expenses not deductible	**–**	(0.1)	(0.2)
Non-taxable income	**–**	–	0.6
Other items	**0.1**	0.2	0.6
Total income tax (expense) benefit	**$ (46.0)**	$ 0.9	$ (15.8)

The income tax (expense) benefit computed at the statutory tax rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

Prior years' Australian legislation reduced the country's income tax rate from 34% to 30% in the year ended 31 March 2002 and from 36% to 34% in the year ended 31 March 2001. Consequently, the Company adjusted its Australian deferred tax assets and liabilities using the appropriate tax rate for the period in which the related timing differences are expected to reverse.

Under newly enacted Australian legislation, the Company's Australian entities have elected to file their Australian income tax returns as a single consolidated group. The election allows the group to recognise value in certain deferred tax assets against which the Company had in prior years established a valuation allowance. Accordingly, the Company released US$13.0 million of valuation allowance during the year ended 31 March 2003.

Deferred tax balances consist of the following components:

(Millions of US dollars)	31 March 2003	2002
Deferred tax assets:		
Provisions and accruals	**$ 22.0**	$ 36.6
Net operating loss carryforwards	**35.6**	37.3
AMT credit carryforwards	**–**	7.0
Capital loss carryforwards	**6.0**	0.5
Foreign currency movements	**0.1**	0.6
Foreign tax credit carryforwards	**0.1**	1.4
Pension funding	**0.2**	–
Total deferred tax assets	**64.0**	83.4
Valuation allowance	**(20.7)**	(42.8)
Total deferred tax assets net of valuation allowance	**43.3**	40.6
Deferred tax liabilities:		
Property, plant and equipment	**(63.5)**	(32.1)
Prepaid pension cost	**–**	(2.7)
Prepayments	**(0.1)**	(0.4)
Other	**(0.7)**	–
Total deferred tax liabilities	**(64.3)**	(35.2)
Total deferred taxes, net	**$ (21.0)**	$ 5.4

Under SFAS No. 109, "Accounting for Income Taxes", the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards.

The following are the changes in the valuation allowance:

(Millions of US dollars)	Years Ended 31 March 2003	2002	2001
Balance at beginning of period	**$ (42.8)**	$ (67.5)	$ (60.5)
Cumulative translation adjustment	**–**	7.8	(12.6)
Transfer of ABN 60	**16.8**	–	–
Net deferred tax assets brought back to account	**(4.0)**	–	–
Reduction (addition) to expense:			
Net operating losses brought back to account	**13.0**	8.8	3.1
Timing differences brought back to account	**–**	9.7	1.2
Tax rate change	**–**	(0.1)	4.9
Capital gains brought back to account	**–**	–	0.1
Reduction through sale of a business	**–**	3.3	–
Transfer from discontinued operations	**–**	–	(17.8)
Foreign currency movements	**(3.7)**	(4.8)	14.1
Balance at end of period	**$ (20.7)**	$ (42.8)	$ (67.5)

At 31 March 2003, the Company has foreign net operating loss carryforwards of approximately US$116.9 million that will never expire. The Company also has US state net operating loss carryforwards of approximately US$5.4 million with varying expiration dates.

At 31 March 2003, the undistributed earnings of non-Dutch subsidiaries approximated US$397.0 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability is impracticable to determine at this time.

The Company is currently undergoing several income tax audits. Although the results of these audits are not known at this time, the Company believes that the outcome of these audits will not have a material adverse impact on either its financial position, results of operations or cash flows.

17. Discontinued Operations

Gypsum

On 13 March 2002, the Company announced that it had signed an agreement to sell the Gypsum business to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of US$81.4 million was recorded representing the excess of net proceeds from the sale of US$334.4 million over the net book value of assets sold of US$253.0 million. The sale resulted in income tax expense of US$26.1 million. The proceeds from the sale were comprised of cash of US$345.0 million less selling costs of US$10.6 million.

On 28 June 2001, the Company entered into an agreement to sell its gypsum mine property in Las Vegas, Nevada to a developer. The transaction was completed on 21 March 2003. A pre-tax gain of US$49.2 million represented the excess of net proceeds from the sale of US$48.4 million less the cost of assets sold of US$0.7 million and the assumption of US$1.5 million in liabilities by the buyer. The sale resulted in income tax expense of US$19.2 million. The proceeds from the sale were comprised of cash of US$50.6 million less selling costs of US$2.2 million.

Building Services

During the year ended 31 March 2003, the Company recorded a loss of US$1.3 million related to its Building Services business which was disposed of in November 1996. The loss consisted of expenses of US$0.8 million and a US$0.5 million write down of an outstanding receivable that was retained as part of the sale.

James Hardie & Coy Pty Ltd and Jsekarb Pty Ltd

On 16 February 2001, ABN 60 announced that it had established the Foundation to compensate individuals with claims against two former James Hardie subsidiaries and to fund medical research into asbestos-related diseases. ABN 60 gifted A$3.0 million (US$1.7 million) in cash and transferred ownership of Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) ("JH & Coy") and Amaba Pty Ltd (formerly Jsekarb Pty Ltd) ("Jsekarb") to the Foundation, a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. JH & Coy and Jsekarb manufactured and marketed asbestos-related products prior to 1987, when all such activities ceased.

The Foundation is managed by independent trustees and operates entirely independently of James Hardie. James Hardie does not control the activities of the Foundation in any way and, effective from 16 February 2001, does not own or control the activities of JH & Coy or Jsekarb. In particular, the trustees are responsible for the effective management of claims against JH & Coy and Jsekarb, and for the investment of their assets. James Hardie has no economic interest in the Foundation, JH & Coy or Jsekarb; it has no right to dividends or capital distributions, nor will it benefit in the event that there is ultimately a surplus of funds in the Foundation, JH & Coy or Jsekarb following satisfaction of all asbestos-related liabilities. Equally, for the reasons set out here and in Note 14, the Company does not believe it will have any liability should future asbestos-related liabilities of JH & Coy and Jsekarb exceed the funds available to those entities or the Foundation.

As a result of the change in ownership of JH & Coy and Jsekarb on 16 February 2001, a gain on disposal of US$2.3 million has been recorded by James Hardie at 31 March 2001, representing the net liabilities of JH & Coy and Jsekarb which were disposed of for no consideration, the A$3.0 million (US$1.7 million) cash gift to the Foundation together with costs associated with the establishment and funding of the Foundation. ABN 60 had agreed to repay an existing loan of A$70.0 million (US$34.3 million) due to JH & Coy in four annual tranches of A$15.0 million (US$7.4 million) and a final tranche of A$10.0 million (US$4.9 million) with the first tranche payable on 15 August 2002. However, the loan was repaid in full by ABN 60 during fiscal year 2002.

As part of the establishment and funding of the Foundation, ABN 60 has entered into an agreement to pay to JH & Coy and Jsekarb 42 annual payments of A$5.6 million, totalling A$234.2 million (US$141.4 million). Under the agreement, ABN 60 had the option of making the first seven payments and then a final payment of A$73.0 million (US$44.1 million) when the eighth payment becomes due, making a total payment of A$112.0 million (US$67.6 million). In addition, in the event claims against the two former subsidiaries exceed certain amounts, the Foundation has the right to demand payment of any remaining unpaid balance, discounted for early payment. On 9 September 2001, ABN 60 made an early payment of A$1.0 million (US$0.5 million) to the Foundation. This payment was in addition to the annual required payment that is made each February. As a result, the required annual payments of A$5.6 million were reduced to A$5.5 million. On 31 March 2003, ABN 60 and consequently this agreement and related liability were transferred to the ABN 60 Foundation (see Note 14).

In 1998, the Company entered into lease agreements with JH & Coy whereby the Company leases, on a long-term basis, four fibre cement manufacturing facilities in Australia. Obligations under such leases amount to an aggregate of approximately US$2.7 million per year. All of the leases expire on 31 October 2008. The leases contain renewal options and provisions adjusting lease payments based on changes in various market factors as reflected in changes in the consumer price index.

ABN 60

On 31 March 2003, James Hardie transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd ("ABN 60 Foundation"). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, JHI NV no longer owns any shares of ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of James Hardie. James Hardie does not control the activities of ABN 60 or ABN 60 Foundation in any way. James Hardie has no economic interest in ABN 60 or ABN 60 Foundation, has no right to dividend or capital distributions, nor will it benefit in the event that there is ultimately a surplus of funds in ABN 60 or ABN 60 Foundation. Equally, and subject to further note below, the Company does not believe it will have any liability should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60 on 31 March 2003, a loss on disposal of US$0.4 million was recorded by James Hardie at 31 March 2003, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million (US$57.2 million), the A$94.5 million (US$57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of ABN 60 Foundation.

JHI NV has agreed to indemnify ABN 60 Foundation for any non asbestos-related legal claims made on ABN 60. There is no maximum amount of the indemnity and the term of the indemnity is in perpetuity. James Hardie believes that the likelihood of any material non asbestos-related claims occurring is remote. As such, the Company has not recorded a liability for the indemnity. James Hardie has not pledged any assets as collateral for such indemnity.

JH & Coy, Jsekarb and ABN 60 have all agreed to indemnify JHI NV and its related corporate entities for past and future asbestos-related liabilities as part of the establishment of the respective foundations. Jsekarb and ABN 60's obligation to indemnify JHI NV and its related entities includes claims that may arise associated with the manufacturing activities of those companies.

Windows

On 15 August 2000, the Company approved a plan to dispose of its Windows business. For the year ended 31 March 2001, the Company recorded a loss on disposal of US$17.4 million, net of an income tax benefit of US$0.6 million. This loss on disposal consisted of US$17.2 million for a write down of assets to their expected net realisable value on disposal and transaction costs expected to be incurred on disposal. At 31 March 2001, operating losses from 15 August 2000 to the final disposal date were estimated at US$0.8 million and were included in fiscal year 2001's loss on disposal for the Windows segment.

On 30 November 2001, the Company sold its Windows business. The Company recorded a gain on disposal of discontinued operations of US$2.0 million representing the excess of cash proceeds of US$7.8 million over the net book value of the assets sold of US$5.8 million, a retirement plan settlement loss of US$1.3 million and an income tax benefit of US$1.3 million. The cash proceeds were offset by cash divested of US$0.5 million.

The following are the results of operations of discontinued businesses:

	Years Ended 31 March		
(Millions of US dollars)	**2003**	2002	2001
Windows			
Net sales	**$ –**	$ –	$ 24.0
Loss before income tax benefit	**–**	–	(0.9)
Income tax benefit	**–**	–	0.2
Net loss	**–**	–	(0.7)
James Hardie & Coy Pty Ltd and Jsekarb Pty Ltd			
Net sales	**–**	–	0.2
Income before income tax benefit	**–**	–	0.7
Income tax benefit	**–**	–	0.5
Net income	**–**	–	1.2
Gypsum			
Net sales	**18.7**	247.6	279.0
Income before income tax expense	**1.8**	0.9	40.6
Income tax expense	**(0.7)**	(0.4)	(17.1)
Net income	**1.1**	0.5	23.5
Total			
Net sales	**18.7**	247.6	303.2
Income before income tax expense	**1.8**	0.9	40.4
Income tax expense	**(0.7)**	(0.4)	(16.4)
Net income	**1.1**	0.5	24.0
Gain (loss) on disposal, net of income taxes	**84.0**	2.0	(15.1)
Income from discontinued operations	**$ 85.1**	$ 2.5	$ 8.9

18. Stock-Based Compensation

At 31 March 2003, the Company had the following stock-based compensation plans: Three Peter Donald Macdonald Share Option Plans; the Executive Share Purchase Plan; the 2001 Equity Incentive Plan; the KMEIP Option Plan; and two Shadow Stock Plans. Prior to fiscal year 2003, the Company elected to follow the accounting provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and to provide the pro forma disclosures required under SFAS No. 123.

In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, which requires the Company to value stock options issued based upon an option pricing model and recognise this value as compensation expense over the periods in which the options vest (see Note 2).

The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. In the table below are the weighted average assumptions and weighted average fair values used for grants in 2003 and 2002:

	2003	2002
Dividend yield	**2.9%**	4.1%
Expected volatility	**27.0%**	22.3%
Risk free interest rate	**2.9%**	3.3%
Expected life in years	**4.6**	3.1
Weighted average fair value at grant date	**A$1.12**	A$0.77

Compensation expense arising from stock option grants as determined using the Black-Scholes model was US$1.9 million, US$1.6 million and US$0.1 million for the years ended 31 March 2003, 2002 and 2001, respectively. All prior periods presented have been restated to reflect the compensation costs that would have been recognised had the recognition provisions of SFAS No. 123 been applied to all options granted after 31 March 1995. As a result of this change in accounting method, a transition adjustment consisting of a US$1.1 million increase in retained earnings and a US$1.1 million decrease in additional paid-in capital has been reflected in the accompanying consolidated statements of shareholders' equity as of 1 April 2000, to reflect the effect on these accounts for periods from 1 April 1995 (the date of initial application of SFAS No. 123) through 31 March 2000.

Peter Donald Macdonald Share Option Plans

Peter Donald Macdonald Share Option Plan

On 17 November 1999, 1,200,000 options were granted by JHIL at fair market value to Mr Peter D Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at a price of A$3.87 payable by Mr Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganisation, JHIL terminated this option plan and JHI NV granted Mr Macdonald a replacement option plan to purchase 1,200,000 shares of JHI NV common stock at an exercise price of A$3.87 per share. As with the original JHIL option grant, this stock option plan vests and becomes exercisable in three equal installments of 400,000 shares after 17 November 2002, 2003 and 2004. The JHI NV plan contains the same terms as the JHIL plan. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.38 and A$0.10 for the November 2002 and December 2001 returns of capital, respectively.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr Macdonald's termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of six months after the date on which Mr Macdonald dies or six months after he ceases to be employed by JHI NV.

Peter Donald Macdonald Share Option Plan 2001

On 12 July 2001, 624,000 options were granted by JHIL at fair market value to Mr Peter D Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan 2001. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at the price of A$5.45 per share payable by Mr Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganisation, JHIL terminated this option plan and JHI NV granted Mr Macdonald a replacement option plan to purchase 624,000 shares of JHI NV common stock at an exercise price of A$5.45 per share. The options may only be exercised if the Company meets certain performance hurdles. The first 468,000 options are exercisable after 12 July 2004 if JHI NV's total shareholder return ("TSR") is equal to or greater than the median TSR for the Company's peer group as set out in the plan. For every 1% that JHI NV's TSR is greater than the median peer group's TSR, an additional 6,240 options are exercisable, up to 156,000 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.38 and A$0.10 for the November 2002 and December 2001 returns of capital, respectively.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr Macdonald's termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of six months after the date on which Mr Macdonald dies or six months after he ceases to be employed by JHI NV.

Peter Donald Macdonald Share Option Plan 2002
On 19 July 2002, 1,950,000 options were granted by JHI NV at fair market value to Mr Peter D Macdonald, Chief Executive Officer of JHI NV, under the Peter Donald Macdonald Share Option Plan 2002. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV at the price of A$6.30 per share payable by Mr Macdonald or his nominee at the time of exercise of the options. The options may only be exercised if the Company meets certain performance hurdles. The first 1,462,500 options are exercisable after 19 July 2005 if JHI NV's TSR is equal to or greater than the median TSR for the Company's peer group as set out in the plan. For every 1% that JHI NV's TSR is greater than the median peer group's TSR, an additional 19,500 options are exercisable, up to 487,500 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.38 for the November 2002 return of capital.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr Macdonald's termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of 18 months after the date on which Mr Macdonald dies or 18 months after he ceases to be employed by JHI NV.

2001 Equity Incentive Plan
On 3 December 2002 and 17 December 2001, 4,037,000 options at an exercise price of A$6.66 and 4,248,417 options at an exercise price of A$5.65, respectively, were granted by JHI NV at fair market value to management and other employees of the Company under the JHI NV 2001 Equity Incentive Plan. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan. Also, as set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price on the 17 December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

Executive Share Purchase Plan
Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan. Under the terms of the Plan, eligible executives had purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends. These loans are generally payable within two years after termination of an executive's employment. As part of the 2001 Reorganisation, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting under the provisions of APB Opinion No. 25 has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123, has been applied to shares granted after 31 March 1995. Accordingly, the Company recorded variable compensation expense of US$0.2 million and US$0.1 million for the years ended 31 March 2002 and 2001, respectively. No shares were issued to executives during fiscal years 2003, 2002 and 2001.

KMEIP Option Plan
On 19 October 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options to key US executives in exchange for their previously granted Key Management Equity Incentive Plan ("KMEIP") shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.38 and A$0.10 for the November 2002 and December 2001 returns of capital, respectively.

Original Shadow Share Grant Date	Original Exercise Price	October 2001 Number of Options Granted	Option Expiration Date
November 1999	A$3.82	1,968,544	November 2009
November 2000	A$3.78	3,500,285	November 2010

The following table shows the movement in the Company's outstanding options:

(In Australian dollars)	**2003**		2002		2001	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**10,969,562**	**A$4.54**	1,200,000	A$3.87	1,200,000	A$3.87
Granted	**5,987,000**	**6.42**	10,341,246	4.37	–	–
Exercised	**(2,059,879)**	**3.57**	(496,257)	3.75	–	–
Forfeited	**(1,486,659)**	**4.95**	(75,427)	5.65	–	–
Outstanding at end of year	**13,410,024**	**A$5.20**	10,969,562	A$4.54	1,200,000	A$3.87
Options exercisable at 31 March	**1,948,346**	**A$4.17**	1,122,022	A$3.70	–	A$ –

The following table summarises information about the Company's stock options outstanding at 31 March 2003:

(In Australian dollars)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 31 March 2003	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable at 31 March 2003	Weighted Average Exercise Price
A$3.30	1,777,763	7.6	A$3.30	382,279	A$3.30
3.34	847,670	6.6	3.34	341,490	3.34
3.39	1,200,000	6.6	3.39	400,000	3.39
4.97	624,000	8.3	4.97	–	–
5.27	3,121,591	8.7	5.27	805,577	5.27
5.92	1,950,000	9.3	5.92	–	–
6.66	3,889,000	9.7	6.66	19,000	6.66
A$3.30 to A$6.66	13,410,024	8.6	A$5.20	1,948,346	A$4.17

Shadow Stock Plans

The US Shadow Stock Plan provides an incentive to certain key employees in the United States based on growth in the JHI NV share price over time as if such employees were the owners of that number of JHI NV's common stock as are equal to the number of shares of shadow stock issued to employees. The vesting period of these shadow stock plans is five years. The last grant date under the US Shadow Stock Plan was 17 December 2001. The total number of shadow stock shares outstanding under the plans at 31 March 2003, 2002 and 2001 were 687,300 shares, 1,727,000 shares and 7,754,000 shares, respectively.

In December 1998, a shadow stock plan for non-US based employees was instituted under similar terms to the US Shadow Stock Plan with a vesting period of three years. The last grant date under this plan was 15 August 2001.

The total number of shadow stock shares outstanding at 31 March 2003, 2002 and 2001 were 1,512,274 shares, 2,325,000 shares and 4,633,000 shares, respectively.

These plans have been accounted for as stock appreciation rights under SFAS No. 123 and, accordingly, compensation expense of US$1.9 million, US$5.1 million and US$0.8 million was recognised in fiscal years 2003, 2002 and 2001, respectively. The portion of this compensation expense (income) related to Gypsum employees was US$0.9 million and (US$0.2) million for the years ended 31 March 2002 and 2001, respectively.

19. Financial Instruments

Foreign Currency

As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. At 31 March 2003 and 2002, the Company had not entered into contracts to hedge these exposures.

The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2003 and 2002, there were no such material contracts outstanding.

Derivatives

In August 2000, the Company entered into a contract with a third party to hedge the price of 5,000 metric tons per month of pulp, a major commodity used in the manufacture of fibre cement products. The original contract term was effective from 1 September 2000 to 31 August 2005, with settlement payments due each month. On 2 December 2001, the counter party filed for bankruptcy. This had the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract was a US$6.2 million liability and was recorded in other non-current liabilities at 31 March 2002. Also a current payable of US$0.6 million related to the contract was recorded at 31 March 2002. In November 2002, the Company settled its obligation under this contract for a cash payment of US$5.8 million. Accordingly, a gain on settlement of the contract in the amount of US$1.0 million has been recorded in other operating income during the year ended 31 March 2003.

Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counter parties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews.

The Company is exposed to losses on forward exchange contracts in the event that counter parties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the net fair value of all contracts outstanding with that counter party. At 31 March 2003 and 2002, total credit exposure arising from forward exchange contracts was zero.

Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company's fibre cement products. Credit is extended based on an evaluation of each customer's financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

Interest Rates

At 31 March 2003, the Company had US$8.8 million outstanding under its short-term line of credit, which is subject to variable interest rates. No interest rate hedging contracts in respect to that debt have been entered into.

Fair Values

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarises the estimated fair value of the Company's long-term debt:

(Millions of US dollars)	31 March **2003**		2002	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Long-term debt:				
Floating	**$ -**	**$ -**	$ 100.0	$ 100.0
Fixed	**165.0**	**200.7**	225.0	227.5
Total	**$ 165.0**	**$ 200.7**	$ 325.0	$ 327.5

Fair values of long-term debt were determined by reference to the 31 March 2003 and 2002 market values for comparably rated debt instruments.

20. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement flat sheet products in the United States. Asia Pacific Fibre Cement manufactures and sells fibre cement products in Australia, New Zealand and the Philippines. Research and Development is the research and development centre in Sydney, Australia. Other includes the manufacture and sale of fibre cement products in Chile, the manufacture and sale of fibre cement reinforced pipes in the United States and fibre cement operations in Europe. The Company's reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

The following are the Company's operating segments and geographical information:

	Net Sales to Customers (1) Years Ended 31 March		
(Millions of US dollars)	**2003**	2002	2001
USA Fibre Cement	**$ 599.7**	$ 444.8	$ 373.0
Asia Pacific Fibre Cement	**194.4**	156.9	166.6
Other Fibre Cement	**9.6**	4.2	–
Segments total	**803.7**	605.9	539.6
General Corporate	**–**	1.0	1.3
Worldwide total from continuing operations	**$ 803.7**	$ 606.9	$ 540.9

	Income from Continuing Operations Before Income Taxes Years Ended 31 March		
(Millions of US dollars)	**2003**	2002	2001
USA Fibre Cement (2) (3)	**$ 155.1**	$ 85.8	$ 73.5
Asia Pacific Fibre Cement (2) (4)	**30.1**	22.4	4.4
Research and Development (2)	**(13.0)**	(10.0)	(6.5)
Other Fibre Cement	**(10.7)**	(8.9)	(3.7)
Eliminate intercompany transactions (5)	**–**	–	1.7
Segments total	**161.5**	89.3	69.4
General Corporate (6)	**(29.9)**	(41.0)	(28.1)
Total operating profit	**131.6**	48.3	41.3
Net interest expense (7)	**(19.9)**	(16.0)	(13.2)
Other income (expense), net	**0.7**	(0.4)	1.6
Worldwide total from continuing operations	**$ 112.4**	$ 31.9	$ 29.7

	Total Identifiable Assets 31 March	
(Millions of US dollars)	**2003**	2002
USA Fibre Cement	**$ 492.2**	$ 420.3
Asia Pacific Fibre Cement	**154.6**	147.6
Other Fibre Cement	**48.2**	45.5
Segments total	**695.0**	613.4
General Corporate (8)	**132.6**	84.6
Discontinued operations	**–**	269.8
Worldwide total	**$ 827.6**	$ 967.8

	Additions to Property, Plant and Equipment (9) Years Ended 31 March		
(Millions of US dollars)	**2003**	2002	2001
USA Fibre Cement	**$ 81.0**	$ 39.3	$ 75.4
Asia Pacific Fibre Cement	**6.6**	8.1	7.9
Other Fibre Cement	**2.5**	3.3	32.3
Segments total	**90.1**	50.7	115.6
General Corporate	**0.1**	0.1	–
Discontinued operations	**–**	1.6	6.7
Worldwide total	**$ 90.2**	$ 52.4	$ 122.3

(Millions of US dollars)	Depreciation and Amortisation Years Ended 31 March 2003	2002	2001
USA Fibre Cement	**$ 18.2**	$ 14.5	$ 11.3
Asia Pacific Fibre Cement	**8.9**	8.8	9.1
Other Fibre Cement	**0.3**	0.2	–
Segments total	**27.4**	23.5	20.4
General Corporate	**0.2**	0.2	0.4
Discontinued operations	**1.1**	16.2	16.9
Worldwide total	**$ 28.7**	$ 39.9	$ 37.7

Geographic Areas

(Millions of US dollars)	Net Sales to Customers (1) Years Ended 31 March 2003	2002	2001
USA	**$ 605.0**	$ 447.3	$ 373.0
Australia	**124.7**	100.7	111.0
New Zealand	**51.7**	38.0	38.0
Other Countries	**22.3**	19.9	17.6
Segments total	**803.7**	605.9	539.6
General Corporate	**–**	1.0	1.3
Worldwide total from continuing operations	**$ 803.7**	$ 606.9	$ 540.9

(Millions of US dollars)	Total Identifiable Assets 31 March 2003	2002
USA	**$ 528.3**	$ 456.0
Australia	**87.7**	80.6
New Zealand	**27.3**	24.7
Other Countries	**51.7**	52.1
Segments total	**695.0**	613.4
General Corporate (8)	**132.6**	84.6
Discontinued operations	**–**	269.8
Worldwide total	**$ 827.6**	$ 967.8

(1) Export sales and inter-segmental sales are not significant.

(2) Research and development costs of US$5.3 million, US$4.0 million and US$6.3 million in 2003, 2002 and 2001, respectively, were expensed in the USA Fibre Cement operating segment. Research and development costs of US$2.4 million, US$2.0 million and US$2.2 million in 2003, 2002 and 2001, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$10.4 million, US$8.1 million and US$5.3 million in 2003, 2002 and 2001, respectively, were expensed in the Research and Development segment. Research and development costs of US$0.7 million in 2001 were expensed in the General Corporate segment.

Research and development expenditures are expensed as incurred and in total amounted to US$18.1 million, US$14.1 million and US$14.5 million for the years ended 31 March 2003, 2002 and 2001, respectively.

(3) In 2002, the operating profit of USA Fibre Cement was reduced by a US$12.6 million charge for the settlement of all product, warranty and property related liability claims associated with roofing products which were previously manufactured and sold by the Company (see Note 15).

(4) The operating profit of Asia Pacific Fibre Cement was reduced by restructuring and other expenses of US$15.5 million for the year ended 31 March 2001 (see Note 15).

(5) Relates to property rent paid by the Asia Pacific Fibre Cement segment to former subsidiaries of the Company which are now controlled by the Foundation.

(6) The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company's corporate offices.

Pension cost (income) related to the Australian and New Zealand defined benefit plan for the Asia Pacific Fibre Cement segment totalling US$2.3 million, US$0.9 million and (US$0.2) million in fiscal years 2003, 2002 and 2001, respectively, has been included in the General Corporate segment.

(7) The Company does not report net interest expense for each reportable segment as reportable segments are not held directly accountable for interest expense.

(8) The Company does not report deferred tax assets and liabilities for each reportable segment as reportable segments are not held directly accountable for deferred taxes. All deferred taxes are included in General Corporate.

(9) Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statement of cash flows. In fiscal year 2001, US$31.1 million of property, plant and equipment additions reported in the Other Fibre Cement segment were related to fibre cement reinforced pipes in the United States.

Concentrations of Risk

The distribution channels for the Company's fibre cement products are concentrated. If the Company were to lose one or more of its major distributors, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more distributors could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. The Company has two major distributors that individually account for over 10% of the Company's sales.

These two distributors represented 34% and 40% of the Company's trade accounts receivable at 31 March 2003 and 2002, respectively. The following are net sales generated by these two distributors which are from the USA Fibre Cement segment:

(Millions of US dollars)	Years Ended 31 March **2003**	2002	2001
Distributor A	**$ 125.1**	$ 124.9	$ 94.8
Distributor B	**211.4**	168.8	155.3
Total	**$ 336.5**	$ 293.7	$ 250.1

Approximately 25% of the Company's 2003 revenues from continuing operations were derived from sales outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company's non-USA operations on translation into US dollars.

21. Other Comprehensive Loss

The following are the components of total accumulated other comprehensive income (loss), net of related tax, which is displayed in the consolidated balance sheet:

(Millions of US dollars)	31 March **2003**	2002
Net unrealised gain on available-for-sale securities	**$ 0.1**	$ 0.1
Unrealised transition loss on derivative instruments classified as cash flow hedges	**(4.9)**	(4.9)
Accumulated amortisation of unrealised transition loss on derivative instruments	**2.2**	1.1
Minimum pension liability adjustment	**(7.7)**	–
Foreign currency translation adjustments	**(36.0)**	(57.9)
Total accumulated other comprehensive loss	**$ (46.3)**	$ (61.6)

22. Purchases of Assets of a Business

On 12 December 2001, the Company acquired the net assets of Cemplank, Inc., primarily fibre cement equipment, for US$40.8 million in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated statements of income include the results of operations arising from these net assets beginning 12 December 2001. The pro forma effect on the results of operations for fiscal years 2002 and 2001 is not material to the Company's consolidated financial statements.

23. Shareholders' Equity

In the third quarter of fiscal year 2003, the Company converted its common stock par value from Euro 0.50 to Euro 0.85. This resulted in an increase in common stock and a decrease in additional paid-in capital of US$157.9 million. Simultaneously, the Company returned capital to shareholders in the amount of US$94.8 million. Effectively, the return of capital decreased the par value of common stock to Euro 0.64.

In fiscal year 2002, the Company completed the 2001 Reorganisation whereby the Company issued common shares represented by CUFS on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL. Also in fiscal year 2002, the Company returned capital to shareholders in the amount of US$22.5 million.

24. Remuneration of Directors

Income paid or payable, or otherwise made available by the Company and related parties to Directors of the Company in connection with the management of affairs of the Company totalled US$10.6 million and US$8.8 million for the years ended 31 March 2003 and 2002, respectively.

Remuneration for non-executive Directors comprises fees for attendance at meetings of the Board of Directors and its sub-committees. Remuneration for the executive Director is determined on the same basis as for other executives as described in Note 25 below.

25. Remuneration of Executives

Remuneration received or receivable from the Company by all executives (including Directors) whose remuneration was at least US$100,000 was US$10.4 million and US$8.1 million for the years ended 31 March 2003 and 2002, respectively. Remuneration for each executive includes salary, incentives, superannuation, stock options, retirement and termination payments, motor vehicles, fringe benefits, tax and other benefits.

The number of such executives within the specified bands are as follows:

(US dollars)	31 March	
Range starting at:	**2003**	2002
$ 130,000	**–**	1
$ 180,000	**–**	1
$ 270,000	**1**	–
$ 290,000	**–**	1
$ 330,000	**2**	–
$ 340,000	**1**	–
$ 350,000	**–**	1
$ 370,000	**1**	–
$ 460,000	**1**	–
$ 470,000	**–**	1
$ 480,000	**1**	–
$ 490,000	**–**	1
$ 620,000	**–**	1
$ 710,000	**1**	–
$ 750,000	**–**	1
$ 770,000	**1**	–
$ 930,000	**1**	–
$ 1,140,000	**–**	1
$ 1,160,000	**–**	1
$ 1,250,000	**–**	1
$ 1,270,000	**1**	–
$ 1,390,000	**1**	–
$ 2,120,000	**–**	1
$ 2,670,000	**1**	–
	13	12

An executive is defined as the Chief Executive Officer, members of the Group Management Team, General Managers of Business Units and the Company Secretaries of JHI NV.

Remuneration is determined on the basis of the cost of the remuneration to the Company, but excludes insurance premiums paid by the Company in respect of directors' and officers' liability insurance contracts as set out in the Directors' Report that starts on page 46.

Options and shares issued to executives under the Executive Share Purchase Plan are valued using the Black-Scholes model and the fair value of options granted is included in remuneration.

26. Remuneration of Auditors

Remuneration to PricewaterhouseCoopers for services provided for 2003 and 2002 was as follows:

Audit Fees

The aggregate fees for professional services rendered by PricewaterhouseCoopers during the years ended 31 March 2003 and 2002 were US$1.1 million and US$0.8 million, respectively. Professional services include the audit of the Company's annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

Audit Related Fees

The aggregate fees billed for assurance and related services rendered by PricewaterhouseCoopers during the years ended 31 March 2003 and 2002 were US$0.6 million and US$2.5 million, respectively. Included in the 31 March 2002 audit related fees is a US$2.3 million charge for professional services performed in relation to the 2001 Reorganisation. All other audit related fees are for accounting consultations and audits in connection with disposals of businesses and employee benefit plan audits.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning services rendered by PricewaterhouseCoopers during the years ended 31 March 2003 and 2002 were US$3.4 million and US$1.0 million, respectively.

All Other Fees

In addition to the fees described above, the Company incurred minor fees from PricewaterhouseCoopers related to the purchase and use of software.

27. Related Party Transactions

Directors

The names of persons who were Directors of JHI NV at any time during the financial year are set out in the Directors' Report that starts on page 46.

Remuneration and Retirement Benefits

Information on remuneration of Directors and Directors' retirement benefits is disclosed in the Directors' Report.

JHI NV Directors' Securities Transactions

The Company's Directors and their director-related entities held an aggregate of 8,951,955 ordinary shares and 8,824,755 ordinary shares at 31 March 2003 and 2002, respectively, and 3,774,000 options and 1,824,000 options at 31 March 2003 and 2002, respectively.

Supervisory Board members on 27 August 2002 participated in an allotment of shares at A$6.71 per share under the terms of the Supervisory Board Share Plan which was approved by JHI NV shareholders on 19 July 2002. Directors AG McGregor, MR Brown, MJ Gillfillan and JRH Loudon were allotted 1,641 shares each, M Hellicar was allotted 2,948 shares and GJ Clark was allotted 6,688 shares.

Managing Board Director PD Macdonald purchased on market a total of 180,000 JHI NV shares on 9 and 10 September 2002.

The capital return paid by JHI NV on 1 November 2002 and JHI NV dividends paid 1 November 2002 and 30 January 2003 to Directors and their related entities were on the same terms and conditions that applied to other holders.

On 19 July 2002, JHI NV shareholders approved the Peter Donald Macdonald 2002 Share Option Plan. PD Macdonald was granted 1,950,000 JHI NV options on 19 July 2002. Full details are set out in Note 18.

MM Koffel, who ceased to be a JHI NV Director on 19 July 2002, is Chairman and Chief Executive of URS Corporation, from which James Hardie purchases engineering services. All transactions were negotiated in accordance with usual commercial terms and conditions. It is not considered that this director had significant influence over these transactions.

Existing Loans to the Company's Directors and Directors of James Hardie Subsidiaries

At 31 March 2003 and 2002, loans receivable totalling US$197,130 and US$414,430 were outstanding from Directors of JHI NV and its subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the "Plan"). Loans under the Plan are interest free and repayable from dividend income earned by or capital returns from securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans, have been made since December 1997.

During fiscal years 2003 and 2002, repayments totalling US$95,239 and US$166,161, respectively, were received in respect of the Plan from DE Cameron, AT Kneeshaw, PD Macdonald, RH Markham, JL Moller, PG Morley, DAJ Salter and GA Stanmore. During fiscal year 2003 a Director of JHI NV subsidiaries was appointed with a loan of US$28,541. During fiscal years 2003 and 2002, Directors resigned with loans outstanding totalling US$201,840 and US$521,777, respectively, at the date of their resignation. These amounts are repayable within two years under the terms of the Plan.

Payments Made to Directors and Director Related Entities of the Company's Subsidiaries During the Year

Payments of US$11,350 and US$3,305 for the years ended 31 March 2003 and 2002, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr JJ Vella was a director of a number of the Company's subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments of US$164,056 and US$78,184 for the years ended 31 March 2003 and 2002, respectively, were made to Pether and Associates Pty Ltd, technical contractors. JF Pether is a director of a subsidiary of the Company and a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.

The information furnished in the selected quarterly financial data for the years ended 31 March 2003 and 2002 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Year Ended 31 March 2003 By Quarter				Year Ended 31 March 2002 By Quarter			
(Millions of US dollars)	**First**	**Second**	**Third**	**Fourth**	First	Second	Third	Fourth
Net sales	**$ 200.2**	**$ 207.6**	**$ 197.4**	**$ 198.5**	$ 148.6	$ 155.5	$ 144.8	$ 158.0
Cost of goods sold	**(129.1)**	**(131.2)**	**(122.9)**	**(118.7)**	(102.8)	(99.7)	(95.6)	(103.5)
Gross profit	**71.1**	**76.4**	**74.5**	**79.8**	45.8	55.8	49.2	54.5
Operating profit (loss)	**35.9**	**36.4**	**30.9**	**28.4**	11.3	17.8	(2.9)	22.1
Interest expense	**(4.0)**	**(3.8)**	**(13.5)**	**(2.5)**	(5.9)	(4.9)	(4.1)	(3.5)
Interest income	**1.1**	**1.3**	**1.1**	**0.4**	0.6	0.8	0.8	0.2
Other income (expense), net	**0.3**	**(0.2)**	**–**	**0.6**	(1.2)	0.5	–	0.3
Income (loss) from continuing operations before income taxes	**33.3**	**33.7**	**18.5**	**26.9**	4.8	14.2	(6.2)	19.1
Income tax (expense) benefit	**(10.3)**	**(10.2)**	**(3.0)**	**(3.5)**	(1.2)	(3.7)	5.8	(4.5)
Income (loss) from continuing operations	**23.0**	**23.5**	**15.5**	**23.4**	3.6	10.5	(0.4)	14.6
Discontinued operations:								
Income (loss) from discontinued operations	**1.1**	**–**	**–**	**–**	(4.8)	0.2	2.9	2.2
Gain (loss) on disposal of discontinued operations	**51.8**	**1.1**	**–**	**31.1**	0.3	(0.3)	2.1	(0.1)
Income (loss) from discontinued operations	**52.9**	**1.1**	**–**	**31.1**	(4.5)	(0.1)	5.0	2.1
Net income (loss)	**$ 75.9**	**$ 24.6**	**$ 15.5**	**$ 54.5**	$ (0.9)	$ 10.4	$ 4.6	$ 16.7

Group Statistics *(not forming part of the Consolidated Financial Statements)*

(Millions of US dollars)	2003	2002	2001	2000	1999
Profit and Loss Account					
Net Sales					
USA Fibre Cement	**$ 599.7**	$ 444.8	$ 373.0	$ 310.5	$ 245.6
Asia Pacific Fibre Cement	**194.4**	156.9	166.6	203.3	181.4
Other Fibre Cement	**9.6**	4.2	–	–	–
Segment total	**803.7**	605.9	539.6	513.8	427.0
General Corporate	**–**	1.0	1.3	2.0	2.2
Worldwide total	**$ 803.7**	$ 606.9	$ 540.9	$ 515.8	$ 429.2
Operating Profit					
USA Fibre Cement	**$ 155.1**	$ 85.8	$ 73.5	$ 72.3	$ 48.9
Asia Pacific Fibre Cement	**30.1**	22.4	4.4	19.8	16.7
Research and Development	**(13.0)**	(10.0)	(6.5)	(11.3)	(10.6)
Other Fibre Cement	**(10.7)**	(8.9)	(3.7)	–	–
Eliminate intercompany transactions	**–**	–	1.7	2.3	–
Segments total	**161.5**	89.3	69.4	83.1	55.0
General Corporate	**(29.9)**	(41.0)	(28.1)	(22.6)	(37.0)
Total operating profit	**131.6**	48.3	41.3	60.5	18.0
Net interest expense	**(19.9)**	(16.0)	(13.2)	(20.5)	(15.5)
Other income (expense), net	**0.7**	(0.4)	1.6	(1.6)	5.4
Income from continuing operations before income taxes	**112.4**	31.9	29.7	38.4	7.9
Income tax (expense) benefit	**(27.0)**	(3.6)	0.3	(13.5)	(3.1)
Income from continuing operations	**$ 85.4**	$ 28.3	$ 30.0	$ 24.9	$ 4.8
Dividends paid	**$ 34.3**	$ 20.3	$ 43.0	$ 42.0	$ 38.0
Balance Sheet					
Net current assets	**$ 135.2**	$ 115.1	$ 84.9	$ 180.3	$ 95.1
Total assets	**827.6**	967.8	969.0	1,018.6	951.2
Long-term debt	**165.0**	325.0	357.3	346.5	366.4
Shareholders' equity	**$ 434.7**	$ 370.7	$ 281.1	$ 244.7	$ 161.8
Other Statistics					
Number of employees:					
USA Fibre Cement	**1,500**	1,177	1,140	858	826
Asia Pacific Fibre Cement	**996**	1,041	1,179	1,302	1,511
Research and Development	**107**	51	58	67	99
Other Fibre Cement	**283**	109	87	–	–
Corporate	**34**	34	57	80	97
Total from continuing operations	**2,920**	2,412	2,521	2,307	2,533
Number of shareholders	**21,688**	22,259	21,484	19,302	19,279
Weighted average number of common shares outstanding:					
Basic	**456.7**	438.4	409.6	407.0	407.0
Diluted	**459.4**	440.4	409.6	407.0	407.0
Capital expenditures[1]	**90.2**	50.8	115.6	45.4	63.3
Depreciation and amortisation[2]	**27.6**	23.7	20.8	21.3	16.6
Dividends paid per share[3]	**7.5¢**	4.6¢	10.4¢	10.3¢	9.3¢
Return of capital per share[4]	**20.0¢**	5.0¢	–	–	–
Basic earnings per share - continuing operations[5]	**18.7¢**	6.4¢	7.3¢	6.1¢	1.2¢
Diluted earnings per share - continuing operations[6]	**18.6¢**	6.4¢	7.3¢	6.1¢	1.2¢
Gearing ratio[7]	**21.4%**	44.7%	56.1%	48.8%	67.8%

Notes:

1 Capital investment on property, plant and equipment includes both cash and credit purchases, and is for continuing operations.
2 Information for depreciation and amortisation is for continuing operations only.
3 Dividends paid divided by the weighted average number of ordinary and employee shares on issue during the year.
4 On 1 November 2002, the Company paid a capital return of US$0.20 per share to shareholders for a total of US$94.8 million. On 20 December 2001, the Company paid a capital return of US$0.05 per share to shareholders for a total of US$22.5 million.
5 Net income divided by the weighted average number of ordinary and employee shares on issue during the year.
6 Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.
7 Borrowings less cash (net debt) divided by net debt plus total shareholders' equity.

James Hardie Industries NV voting rights:

As of 23 May 2003 James Hardie Industries NV had on issue 457,561,945 CHESS Units of Foreign Securities (CUFS) issued over 457,561,945 ordinary shares held by CHESS Depositary Nominees Pty Ltd (CDN) on behalf of 21,589 CUFS holders. Each ordinary share carries the right to one vote. CUFS holders can direct CDN how to vote the ordinary shares on a one vote per CUFS basis. Options carry no voting rights.

James Hardie Industries NV distribution schedule as at 23 May 2003:

	CUFS		**Options**	
Size of Holding	Holders	Holdings	Holders	Holdings
1-1,000	7,517	3,891,295		
1,001-5,000	10,294	25,614,602	13	59,213
5,001-10,000	2,226	15,577,024	5	41,734
10,001 - 100,000	1,397	30,485,434	100	3,281,534
100,001 and over	155	381,993,590	24	9,951,905
Totals	21,589	457,561,945	142	13,334,386

In the 1-1,000 range 220 CUFS holders held less than a marketable parcel.

James Hardie Industries NV substantial CUFS holders as at 23 May 2003:

Holdings shown below are as disclosed in and at the date of notice lodged with Australian Stock Exchange Ltd.

Name	CUFS	Date of notice
Commonwealth Bank of Australia and its subsidiaries	73,067,576	5 Nov 2002
Merrill Lynch Investment Managers Ltd	24,096,241	10 Oct 2002
AMP Limited and its related bodies corporate	28,155,895	13 Dec 2002

James Hardie Industries NV 20 largest CUFS holders and their holdings as at 23 May 2003:

Name	Number	% of capital	Position
Citicorp Nominees Pty Ltd	80,960,066	17.69	1
JP Morgan Nominees Australia Ltd	58,812,044	12.85	2
National Nominees Ltd	38,040,766	8.31	3
Westpac Custodian Nominees Ltd	34,420,433	7.52	4
RBC Global Services Australia Nominees Pty Ltd	21,962,385	4.80	5
Commonwealth Custodial Services Ltd	15,048,642	3.29	6
Cogent Nominees Pty Ltd	12,731,286	2.78	7
AMP Life Ltd	11,188,744	2.45	8
MLC Ltd	10,388,236	2.27	9
The National Mutual Life Association of Australasia Ltd	10,036,199	2.19	10
Queensland Investment Corporation	8,936,949	1.95	11
Australian Foundation Investment Company Ltd	5,935,404	1.30	12
ING Life Ltd	5,386,540	1.18	13
Madingley Nominees Pty Ltd	5,121,200	1.12	14
ANZ Nominees Ltd	3,878,753	0.85	15
HSBC Custody Nominees (Australia) Ltd	3,548,470	0.78	16
Millenium Pty Ltd	3,450,500	0.75	17
Sherwood House Nominees Pty Ltd	3,310,250	0.72	18
Raasay Pty Ltd	3,220,268	0.71	19
Invia Custodian Pty Ltd	3,214,725	0.71	20
Totals	339,591,860	74.22	

James Hardie Industries NV share/CUFS buy-back

James Hardie Industries NV does not have a current on-market buy-back program at the date of this Annual Report.

James Hardie Industries NV options

Options changes during the period 1 April 2003 and 23 May 2003

Expiry dates:	17 Dec 2011	3 Dec 2012	Reduction	Shares allotted
Exercise prices:	A$5.2696	A$6.66	in options	on exercise
Particulars				
Options exercised	47,347	–	47,347	47,347
Options cancelled	9,291	19,000	28,291	–

No options were granted during the period 1 April 2003 to 23 May 2003

James Hardie Industries NV takeover regime

The Articles of Association of James Hardie Industries NV (JHI NV) include takeover provisions which seek to reproduce the takeover regime established by the Corporations Act 2001 *(the "Australian Takeovers Code")* in a more limited form. The purpose of these provisions is to ensure that the Eggleston principles, which underpin the Australian Takeovers Code, are complied with if a substantial interest is acquired in JHI NV.

In addition to a takeover bid made in accordance with JHI NV Articles of Association, a merger (which is similar to a Corporations Act 2001 scheme of arrangement) may also be effected under Dutch law.

(a) Outline of the JHI NV takeover regime

The takeover regime contained in the JHI NV Articles of Association prohibits a person from holding JHI NV shares if, because of an acquisition of a relevant interest or any person in that share:

(i) the number of JHI NV shares in which any person (including the holder) directly or indirectly acquires a relevant interest increases from 20% or below to over 20%, or increases from a starting point that is above 20% and below 90%, of the issued and the outstanding share capital of JHI NV; or

(ii) the voting rights which any person (including the holder) directly or indirectly is entitled to exercise at a general meeting of shareholders increase from 20% or below to over 20%, or increases from a starting point that is above 20% and below 90%, of the total number of such voting rights which may be exercised by any person at a general meeting of shareholders.

The prohibition is subject to various exceptions set out in the Articles, which include acquisitions that result from acceptance of offers under a takeover bid, various prescribed on-market transactions, acquisitions which result in a person's voting power increasing by not more than 3% in a 6 month period, acquisitions which have received approval by the general meeting of shareholders or by the Supervisory Board in certain circumstances, and acquisitions through operation of law.

(b) Takeover bids

A "takeover bid" for the purposes outlined above is a bid for JHI NV shares or JHI NV CUFS that complies with the Eggleston Principles as well as other takeover principles set out in the Articles of Association at all relevant times.

The takeover principles are taken to be satisfied if a bid is made in compliance, so far as practical, at all relevant times with the procedures for conducting off market bids under Part 6.4, 6.5, 6.6 and 6.8 of the Corporations Act 2001. Any requirement under those provisions for a document to be lodged with the Australian Securities and Investments Commission is taken to be satisfied if the document is filed with Australian Stock Exchange Ltd. instead.

In response to receiving a takeover bid, JHI NV must give all holders of the Bid Securities a document which is analogous to a target's statement under the Australian Takeovers Code.

(c) Enforcement

If the prohibition outlined above is breached, JHI NV has several powers available to it under the Articles of Association to enforce the breach. These include powers to require the disposal of JHI NV shares, disregard the exercise of votes and suspend dividend rights.

The Supervisory Board may cause JHI NV to exercise these powers only if it has first obtained a ruling from a court of competent jurisdiction that a breach of the prohibition has occurred and is occurring. Alternatively, these powers may be exercised without having recourse to the court if the Company receives advice to the effect from a senior corporate barrister or solicitor where the bidder has the right to make submissions. The Company's right to exercise these powers by complying with these procedures must be renewed by shareholder approval every 5 years or they lapse.

(d) Tracing of beneficial interests

The Articles of Association also include a provision analogous to that found in the Corporations Act 2001 that gives JHI NV the power to require the holder of a JHI NV share or JHI NV CUFS to give the Company (or procure any relevant person to give to the Company) within 2 business days after receiving the notice a statement in writing setting out certain prescribed details relating to the relevant interest.

Major announcements

James Hardie informs the ASX and the Securities Exchange Commission (SEC) of anything that might affect the Company's share price. As soon as possible after we receive acknowledgement from the ASX, we post announcements on our website. Following is a list of the major announcements made since the start of our 2003 financial year. A complete list is available on our website, www.jameshardie.com (select Investor Relations, then News).

2002	
26 April	James Hardie announces the completion of its previously-announced agreement to sell James Hardie Gypsum to BPB PLC for US$345M.
16 May	Preliminary final report: James Hardie announces strong 4th quarter results. The results lifted underlying EBIT (continuing operations only; before restructuring and other operating expenses) for the full year 33% to US$75.0 million. Net Operating Profit (for continuing businesses) for the year fell 10% to US$26.6 million due to higher interest and tax costs and the inclusion of restructuring and other operating expenses in earlier quarters.
16 July	Chairman's Address to Shareholders.
15 August	1st Quarter Results: James Hardie announces a net operating profit for continuing operations for the three months ended 30 June 2002 of US$23.0 million. The result represents a substantial improvement on the US$3.6 million profit in the same quarter last year and the US$12.9 million profit in the previous quarter.
15 August	Further capacity expansion for USA Fibre Cement.
19 September	James Hardie announces a dividend of US 5 cents per share to be paid on 1 November 2002.
16 October	James Hardie announces a capital return of 38.04 Australian cents per CUFS, being the Euro equivalent of US 20 cents per share rounded upwards to the nearest whole Euro cent.
22 October	James Hardie announces that production capacity for its Blandon, Pennsylvania plant in the United States will be expanded by almost 70% to service rapidly growing demand for fibre cement in the north-east region.
14 November	2nd Quarter and Half-Yearly Results: James Hardie announces a US$23.5 million operating profit from continuing operations for the three months ended 30 September 2002. The result represents a significant improvement on the US$10.5 million profit in the second quarter last year and builds on the strong performance achieved in the first quarter of this year.
23 December	James Hardie announces the retirement of US$60 million of long-term debt.

2003	
13 February	3rd Quarter Results: James Hardie announces an operating profit from continuing operations of US$15.5 million, for the three months ended 31 December 2002. Overall, third quarter sales revenue increased 36%, gross profit was up 51% and EBIT (before restructuring and other operating expenses) more than doubled to US$29.9 million.
15 May	4th Quarter and Full Year results: James Hardie announces a 59% increase in operating profit from continuing operations of US$23.4 million for the three months ended 31 March 2003 and operating profit for the full year up 202% to US$85.4 million. The strong 4th quarter results included a 26% increase in net sales, a 46% increase in gross profit and a 28% lift in EBIT. The announcement included Board recommendation for a capital return of US 15 cents a share and a final dividend of US 2.5 cents a share. The dividend will be paid in July 2003 and the capital return in November 2003.

Forward-looking Statements

This Annual Report contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in laws; dependence on senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; risks of conducting business internationally; changes in tax laws and treatment; and foreign exchange risk. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Information for security holders

Annual Meetings

The Annual Information Meeting for James Hardie Industries NV will be held at 9.30am on Wednesday, 13 August 2003 at the Four Seasons Hotel, 199 George Street, Sydney, NSW Australia.

The Annual General Meeting for James Hardie Industries NV will be held at 9.00am on Friday, 15 August 2003 in Orange Room 5 Amsterdam Hilton, Apollolaan 138, 1077BG, Amsterdam, The Netherlands.

Calendar 2003*

31 Mar	End of JHI NV Financial Year (FY) 2003
15 May	FY2003 Quarter 4 & Full Year results and dividend announcement and management presentation
12 Jun	Record date for dividend to be paid on 2 July 2003
13 Jun	Announcement of dividend in Australian currency equivalent
2 Jul	Dividend payment date for share/CUFS holders
4 Jul	2003 Annual Report and Notice of Meetings mailed
12 Aug	FY2004 Quarter 1 results announcement and management presentation
13 Aug	Annual Information Meeting, Sydney
13 Aug	Direction Forms close 5pm Sydney time for Annual General Meeting
15 Aug	Annual General Meeting, Amsterdam
13 Nov	FY2004 Quarter 2 results announcement and management presentation

Calendar 2004*

14 Feb	FY2004 Quarter 3 results announcement and management presentation
31 Mar	End of JHI NV Financial Year 2004
13 May	FY2004 Quarter 4 and Full Year Results and management presentation

*Future dates are indicative only and may be subject to change

Stock Exchange Listings

James Hardie Industries NV's securities are listed on the Australian and New York Stock Exchanges.

Australian Stock Exchange Limited



JHI NV shares are listed on the Australian Stock Exchange Ltd in the form of CHESS Units of Foreign Securities (or CUFS). CUFS represent beneficial ownership of JHI NV shares, the legal ownership of which is held by CHESS Depository Nominees Pty Ltd. JHI NV CUFS trade under the code JHX.

New York Stock Exchange Inc

JHX LISTED NYSE In the United States, five JHI NV CUFS equal one Bank of New York-issued American Depositary Receipt (or "ADR") and trade on the New York Stock Exchange under the symbol JHX.

All enquiries and correspondence regarding ADRs should be referred to The Bank of New York, which can be contacted via the website: www.adrbny.com or contact:

The Bank of New York, Investor Relations
PO Box 11258, Church Street Station
New York, NY 10286-1258
Toll Free telephone number for USA domestic callers: 1-888-BNY-ADRs
Non-USA callers can call: 610-312-5315
Email: shareowners@bankofny.com

Share/CUFS registry

James Hardie's registry is managed by Computershare Investor Services Pty Ltd ("Computershare"). All enquiries and correspondence regarding holdings should be directed to:

Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street, Sydney NSW 2000, Australia
or GPO Box 7045, Sydney NSW 1115, Australia
Telephone within Australia: 1300 855 080
Telephone outside Australia: (61 3) 9615 5970
Facsimile: (61 2) 8234 5050
Email: sydney.services@computershare.com.au
Website: www.computershare.com

Payment of dividends and other cash distributions to share/CUFS holders

Dividends and other cash distributions can be paid by cheque or by electronic funds transfer to an Australian bank account. To participate in the electronic service, contact Computershare at the above address.

Dutch withholding tax

Dividends paid by JHI NV are subject to Dutch withholding tax requirements. Further information is available on our website at www.jameshardie.com under Investor Relations (select Shareholder Services, then Tax Information).

Disclosure

In recent years, James Hardie has pioneered or been at the forefront of a range of initiatives to improve its disclosure. These include:

- quarterly results and management presentations
- the use of webcasting and conference call facilities that make quarterly results available to all security holders
- extensive disclosure of financial results as well as detailed explanations about the key performance drivers
- immediate postings on our website of announcements, results and information about other material events.

Along with these announcements, the Investor Relations website contains media releases, results briefings with webcasts, management presentations, newsletters and past Annual Reports. There are also areas where visitors can register to receive email alerts of key events or announcements. To view these areas, visit the Investor Relations area of the James Hardie website: www.jameshardie.com

Recognition


IR
magazine
AWARDS
2002
AUSTRALIA
WINNER

James Hardie's Investor Relations program was recognised at the annual Investor Relations Magazine Australia Awards, announced in Sydney in September 2002.James Hardie won the Grand Prix for Best Overall Investor Relations by an ASX-100 Company having been runner-up in 2001, and Executive Vice President, Greg Baxter, won the Best Investor Relations Officer Award for the second year in a row. The Company was also Highly Commended for Best Results Meetings & Analyst Briefings.

Annual Report

All security holders are entitled to receive a copy of the Annual Report. If you do not require the Annual Report, or you receive more copies than you require, please notify Computershare at the address shown on page 96.

The Annual Report can also be downloaded from the Investor Relations area of our website at www.jameshardie.com

Addresses

Investor Relations
Level 3, 22 Pitt Street, Sydney NSW 2000, Australia
Telephone: (+61 2) 8274 5305
Facsimile: (+61 2) 8274 5218
Email: investor.relations@jameshardie.com.au
Website: www.jameshardie.com, select Investor Relations

Operational Headquarters
26300 La Alameda, Suite 100, Mission Viejo,
CA 92691 USA
Telephone: (+1 949) 348 1800
Facsimile: (+1 949) 348 4534

Treasury and Registered Office
Level 4, Atrium, unit 04-07, Strawinskylaan 3077,
1077 ZX Amsterdam, The Netherlands
Telephone: (+ 31 20) 301 2988
Facsimile: (+ 31 20) 404 2544

Australian Registered Office
Level 3, 22 Pitt Street, Sydney NSW 2000, Australia
Telephone (+61 2) 8274 5274

Place of Incorporation

James Hardie Industries NV, ARBN 097 829 895, is incorporated in The Netherlands with its corporate seat in Amsterdam. The liability of members is limited.

Independent Accountants

PricewaterhouseCoopers LLP
Los Angeles, California, USA

Shareholdings by region (%)



%	Region
59.94	Australian institutions
26.21	Other
2.69	Asian institutions
5.13	North American institutions
6.03	United Kingdom & European institutions

Shareholders by size of holding (%)



%	Size of holding
34.8	0-1,000
47.7	1,001 - 5,000
10.3	5,001 - 10,000
6.5	10,001 - 100,000
0.7	100,001 +

Shareholders by region (%)



Other

Other	%
New Zealand	0.63
UK	0.07
USA	0.47
Other	0.01

%	Region
98.82	Australia
1.18	Other

COVER PHOTO: LINEA® WEATHERBOARDS AND TRIM ON A HOME BY ORANGE HOMES LIMITED, CHRISTCHURCH. PHOTOGRAPHER MURRAY IRWIN, MANNERING & ASSOCIATES.

PAGE 16: PHOTOGRAPHS OF LINEA® WEATHERBOARDS AT THE BOATSHED, NEW ZEALAND, FROM TRENDS PUBLISHING INTERNATIONAL. PHOTOGRAPHER KALLAN MACLEOD.



USA
26300 La Alameda, Suite 250
Mission Viejo
California 92691
United States of America
Telephone (1 949) 348 1800
Facsimile (1 949) 367 0185
www.jameshardie.com
Customer Service 1-888-JHARDIE

Hardie® Pipe
811 S. Woodrow Wilson Street
Plant City, FL 33567-4945
United States of America
Telephone (1 813) 707 5300
Facsimile (1 813) 759 2582
www.hardiepipe.com

Australia
10 Colquhoun Street
Rosehill, 2142, NSW, Australia
Telephone (61 2) 9638 9200
Facsimile (61 2) 9638 0833
www.jameshardie.com.au
CustomerLink™

FRC Pipes
46 Randle Road
Meeandah, 4008, Queensland
Australia
Telephone 1800 659 850
Facsimile 1800 639 908
www.jameshardiefrcpipes.com.au

New Zealand
50 O'Rorke Road
Penrose, Auckland
New Zealand
Telephone (64 9) 579 9919
Facsimile (64 9) 525 4810
www.jameshardie.co.nz
Customer Service
Toll Free 0800 808 868

Philippines
Barangay San Isidro
Cabuyao Laguna, 4025
Philippines
Telephone (63 2) 897 8131
Facsimile (63 2) 895 2994
www.jameshardie.com.ph

Chile
Ave. Los Boldos 620
Parque Industrial Valle Grande
Lampa, Santiago
Chile
Telephone (562) 738-5131
Facsimile (562) 738-5133
www.jameshardie.cl
Customer Service 600 5427343

Europe
Atrium 04-07, Strawinskylaan 3077
1077zx Amsterdam, Netherlands
Telephone +31 (0) 20 301 6750
Facsimile +31 (0) 20 642 5357
www.jameshardieeu.com
Customer Toll Free Service Help Line
within UK - 0800 068 3103
Customer Toll Free Service Help Line
within France - 0800 903 069